AMERICAN NATIONAL VARIABLE LIFE SEPARATE ACCOUNT FINANCIAL STATEMENTS

December 31, 2024

TABLE OF CONTENTS

Financial Statements:

INDEPENDENT AUDITOR'S REPORT



weaver
Assurance • Tax • Advisory

9311 San Pedro Avenue, Suite 1400
San Antonio, Texas 78216
210-737-1042

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
American National Insurance Company and
Contract Owners of American National Variable Life Separate Account

Opinion on the Financial Statements

We have audited the accompanying statements of net assets for each of the subaccounts of American National Variable Life Separate Account (the "Account") listed in Appendix A, as of December 31, 2024, the related statements of operations, statements of changes in net assets and financial highlights for the year ended December 31, 2024, and the related notes (collectively, the "financial statements"). In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of each of the subaccounts comprising the Account as of December 31, 2024, and the results of their operations, the changes in their net assets and financial highlights for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

The financial statements and the financial highlights of each subaccount for the years ended December 31, 2023 and prior were audited by other auditors whose report, dated April 23, 2024, expressed an unqualified opinion on those financial statements and financial highlights.

Basis for Opinion

These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on the Account's financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2024, by correspondence with the underlying funds. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. We believe that our audits provide a reasonable basis for our opinion.

/s/ WEAVER & TIDWELL LLP

San Antonio, Texas
April 25, 2025

We have served as the auditor of American National Variable Life Separate Account since 2024.

American National Variable Life Separate Account

Subaccount	Statement of Net Assets as of	Statement of Operations for the Year Ended	Statement of Changes in Net Assets for the Year Ended	Financial Highlights for the Year Ended
Alger Balanced Portfolio - Class I-2	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Alger Capital Appreciation Portfolio - Class I-2	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Alger Growth & Income Portfolio - Class I-2	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Alger Large Cap Growth Portfolio - Class I-2	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Alger Mid Cap Growth Portfolio - Class I-2	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Alger Small Cap Growth Portfolio - Class I-2	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Federated Hermes Fund for U.S. Government Securities II	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Federated Hermes High Income Bond Fund II - Primary Shares	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Federated Hermes Kaufmann Fund II - Primary Shares	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Federated Hermes Managed Volatility Fund II - Primary Shares	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Federated Hermes Quality Bond Fund II - Primary Shares	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Asset Manager Growth Portfolio - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Asset Manager Portfolio - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Balanced Portfolio - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Contrafund Portfolio - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Contrafund Portfolio - Service Class 2	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Equity-Income Portfolio - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Equity-Income Portfolio - Service Class 2	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Government Money Market Portfolio - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Government Money Market Portfolio - Service Class 2	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Growth - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Growth and Income - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Growth and Income - Service Class 2	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Growth Opportunities Portfolio - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Growth Opportunities Portfolio - Service Class 2	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP High Income - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Index 500 Portfolio - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Index 500 Portfolio - Service Class 2	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Investment Grade Bond Portfolio - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Investment Grade Bond Portfolio - Service Class 2	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Mid Cap Portfolio - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Mid Cap Portfolio - Service Class 2	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Overseas Portfolio - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Value Portfolio - Service Class 2	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Value Strategies - Service Class 2	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Invesco V.I. Discovery Mid Cap Growth Fund	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Invesco V.I. Diversified Dividend Fund - Series I	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Invesco V.I. Equity and Income Fund	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Invesco V.I. Health Care Fund - Series I	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Invesco V.I. Global Real Estate Fund - Series I	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Invesco V.I. Small Cap Equity Fund - Series I	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Invesco V.I. Technology Fund - Series I	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
MFS Core Equity Portfolio - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
MFS Growth Series - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
MFS Investors Trust Series - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
MFS Research Series - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
T. Rowe Price Equity Income Portfolio	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
T. Rowe Price International Stock Portfolio	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
T. Rowe Price Limited-Term Bond Portfolio	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
T. Rowe Price Mid-Cap Growth Portfolio	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024

American National Variable Life Separate Account
Statement of Net Assets
As of December 31, 2024
(Amounts in thousands except for unit and share information)

	Alger Balanced Portfolio - Class I-2	Alger Capital Appreciation Portfolio - Class I-2	Alger Growth & Income Portfolio - Class I-2	Alger Large Cap Growth Portfolio - Class I-2	Alger Mid Cap Growth Portfolio - Class I-2
ASSETS					
Investments, at fair value	$ 2,498	$ 9,907	$ 2,482	$ 3,951	$ 4,561
Total assets	$ 2,498	$ 9,907	$ 2,482	$ 3,951	$ 4,561
NET ASSETS					
Accumulation units	$ 2,498	$ 9,907	$ 2,482	$ 3,951	$ 4,561
Total net assets	$ 2,498	$ 9,907	$ 2,482	$ 3,951	$ 4,561
Units Outstanding	640,408	830,861	439,022	577,812	859,673
FUND SHARE INFORMATION					
Number of shares	112,922	85,497	74,524	44,297	223,565
Cost of investment	$ 1,914	$ 6,875	$ 1,822	$ 3,250	$ 4,832
UNIT VALUE					
Lowest	$ 3.14	$ 7.45	$ 4.32	$ 4.43	$ 4.01
Highest	$ 4.01	$ 12.55	$ 5.85	$ 7.25	$ 5.82

American National Variable Life Separate Account
Statement of Operations
Year ended December 31, 2024
(Amounts in thousands)

	Alger Balanced Portfolio - Class I-2	Alger Capital Appreciation Portfolio - Class I-2	Alger Growth & Income Portfolio - Class I-2	Alger Large Cap Growth Portfolio - Class I-2	Alger Mid Cap Growth Portfolio - Class I-2
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ —	$ —	$ 14	$ —	$ —
Mortality and expense charge	(1)	(6)	(1)	(2)	(1)
Net investment income/(loss)	$ (1)	$ (6)	$ 13	$ (2)	$ (1)
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	$ 83	$ 174	$ 89	$ 104	$ (120)
Change in unrealized gains/(losses)	286	3,113	366	1,137	942
Net realized and change in unrealized gains/(losses) on investments	369	3,287	455	1,241	822
Increase/(decrease) in net assets from operations	$ 368	$ 3,281	$ 468	$ 1,239	$ 821

American National Variable Life Separate Account
Statements of Net Assets
As of December 31, 2024
(Amounts in thousands except for unit and share information)

	Alger Small Cap Growth Portfolio - Class I-2	Federated Hermes Fund for U.S. Government Securities II	Federated Hermes High Income Bond Fund II - Primary Shares	Federated Hermes Kaufmann Fund II - Primary Shares	Federated Hermes Managed Volatility Fund II - Primary Shares
ASSETS					
Investments, at fair value	$ 2,163	$ 271	$ 970	$ 1,155	$ 544
Total assets	$ 2,163	$ 271	$ 970	$ 1,155	$ 544
NET ASSETS					
Accumulation units	$ 2,163	$ 271	$ 970	$ 1,155	$ 544
Total net assets	$ 2,163	$ 271	$ 970	$ 1,155	$ 544
Units Outstanding	385,392	195,452	256,914	218,902	171,763
FUND SHARE INFORMATION					
Number of shares	$ 121,460	$ 29,905	$ 170,729	$ 58,831	$ 53,372
Cost of investment	$ 3,393	$ 308	$ 943	$ 1,053	$ 533
UNIT VALUE					
Lowest	$ 4.70	$ 1.26	$ 3.34	$ 4.15	$ 2.57
Highest	$ 6.15	$ 1.46	$ 3.81	$ 5.72	$ 3.30

American National Variable Life Separate Account
Statements of Operations
Year ended December 31, 2024
(Amounts in thousands)

	Alger Small Cap Growth Portfolio - Class I-2	Federated Hermes Fund for U.S. Government Securities II	Federated Hermes High Income Bond Fund II - Primary Shares	Federated Hermes Kaufmann Fund II - Primary Shares	Federated Hermes Managed Volatility Fund II - Primary Shares
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ 8	$ 9	$ 60	$ 9	$ 12
Mortality and expense charge	—	—	—	—	—
Net investment income/(loss)	$ 8	$ 9	$ 60	$ 9	$ 12
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	$ (135)	$ (1)	$ (41)	$ 30	$ 1
Change in unrealized gains/(losses)	293	(7)	46	126	63
Net realized and change in unrealized gains/(losses) on investments	158	(8)	5	156	64
Increase/(decrease) in net assets from operations	$ 166	$ 1	$ 65	$ 165	$ 76

See accompanying notes to the financial statements.

American National Variable Life Separate Account

Statement of Net Assets

As of December 31, 2024

(Amounts in thousands except for unit and share information)

	Federated Hermes Quality Bond Fund II - Primary Shares	Fidelity VIP Asset Manager Growth Portfolio - Initial Class	Fidelity VIP Asset Manager Portfolio - Initial Class	Fidelity VIP Balanced Portfolio - Initial Class	Fidelity VIP Contrafund Portfolio - Initial Class
ASSETS					
Investments, at fair value	$ 207	$ 905	$ 666	$ 1,953	$ 23,627
Total assets	$ 207	$ 905	$ 666	$ 1,953	$ 23,627
NET ASSETS					
Accumulation units	$ 207	$ 905	$ 666	$ 1,953	$ 23,627
Total net assets	$ 207	$ 905	$ 666	$ 1,953	$ 23,627
Units Outstanding	113,884	245,977	166,165	432,654	1,784,615
FUND SHARE INFORMATION					
Number of shares	20,244	39,295	40,492	79,369	407,789
Cost of investment	$ 202	$ 740	$ 625	$ 1,518	$ 16,354
UNIT VALUE					
Lowest	$ 1.65	$ 2.96	$ 2.68	$ 3.74	$ 8.12
Highest	$ 1.87	$ 52.25	$ 4.95	$ 73.86	$ 230.12

American National Variable Life Separate Account

Statement of Operations

Year ended December 31, 2024

(Amounts in thousands)

	Federated Hermes Quality Bond Fund II - Primary Shares	Fidelity VIP Asset Manager Growth Portfolio - Initial Class	Fidelity VIP Asset Manager Portfolio - Initial Class	Fidelity VIP Balanced Portfolio - Initial Class	Fidelity VIP Contrafund Portfolio - Initial Class
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ 6	$ 16	$ 16	$ 35	$ 42
Mortality and expense charge	—	(11)	(7)	(22)	(250)
Net investment income/(loss)	$ 6	$ 5	$ 9	$ 13	$ (208)
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	$ (1)	$ 58	$ 15	$ 109	$ 3,574
Change in unrealized gains/(losses)	3	25	25	134	2,575
Net realized and change in unrealized gains/(losses) on investments	2	83	40	243	6,149
Increase/(decrease) in net assets from operations	$ 8	$ 88	$ 49	$ 256	$ 5,941

See accompanying notes to the financial statements.

3

American National Variable Life Separate Account
Statement of Net Assets
As of December 31, 2024
(Amounts in thousands except for unit and share information)

	Fidelity VIP Contrafund Portfolio - Service Class 2	Fidelity VIP Equity-Income Portfolio - Initial Class	Fidelity VIP Equity-Income Portfolio - Service Class 2	Fidelity VIP Government Money Market Portfolio - Initial Class	Fidelity VIP Government Money Market Portfolio - Service Class 2
ASSETS					
Investments, at fair value	$ 29,337	$ 5,620	$ 1,693	$ 6,651	$ 4,236
Total assets	$ 29,337	$ 5,620	$ 1,693	$ 6,651	$ 4,236
NET ASSETS					
Accumulation units	$ 29,337	$ 5,620	$ 1,693	$ 6,651	$ 4,236
Total net assets	$ 29,337	$ 5,620	$ 1,693	$ 6,651	$ 4,236
Units Outstanding	3,039,961	782,502	418,002	4,963,279	3,836,386
FUND SHARE INFORMATION					
Number of shares	528,588	211,356	66,401	6,650,681	4,236,259
Cost of investment	$ 23,305	$ 4,819	$ 1,588	$ 6,651	$ 4,239
UNIT VALUE					
Lowest	$ 6.79	$ 4.29	$ 3.29	$ 1.19	$ 1.00
Highest	$ 10.10	$ 123.68	$ 4.34	$ 1.66	$ 1.10

American National Variable Life Separate Account
Statement of Operations
Year ended December 31, 2024
(Amounts in thousands)

	Fidelity VIP Contrafund Portfolio - Service Class 2	Fidelity VIP Equity-Income Portfolio - Initial Class	Fidelity VIP Equity-Income Portfolio - Service Class 2	Fidelity VIP Government Money Market Portfolio - Initial Class	Fidelity VIP Government Money Market Portfolio - Service Class 2
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ 9	$ 99	$ 27	$ 335	$ 205
Mortality and expense charge	(16)	(59)	(1)	(77)	—
Net investment income/(loss)	$ (7)	$ 40	$ 26	$ 258	$ 205
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	$ 4,098	$ 396	$ 122	$ —	$ —
Change in unrealized gains/(losses)	3,416	296	74	—	—
Net realized and change in unrealized gains/(losses) on investments	7,514	692	196	—	—
Increase/(decrease) in net assets from operations	$ 7,507	$ 732	$ 222	$ 258	$ 205

See accompanying notes to the financial statements.

4

American National Variable Life Separate Account
Statement of Net Assets
As of December 31, 2024
(Amounts in thousands except for unit and share information)

	Fidelity VIP Growth - Initial Class	Fidelity VIP Growth and Income – Initial Class	Fidelity VIP Growth and Income - Service Class 2	Fidelity VIP Growth Opportunities Portfolio - Initial Class	Fidelity VIP Growth Opportunities Portfolio - Service Class 2
ASSETS					
Investments, at fair value	$ 30,685	$ 1,874	$ 1,199	$ 6,751	$ 6,308
Total assets	$ 30,685	$ 1,874	$ 1,199	$ 6,751	$ 6,308
NET ASSETS					
Accumulation units	$ 30,685	$ 1,874	$ 1,199	$ 6,751	$ 6,308
Total net assets	$ 30,685	$ 1,874	$ 1,199	$ 6,751	$ 6,308
Units Outstanding	2,639,688	355,618	217,829	772,679	579,622
FUND SHARE INFORMATION					
Number of shares	316,532	61,328	40,727	81,340	78,503
Cost of investment	$ 26,038	$ 1,529	$ 1,031	$ 3,925	$ 4,440
UNIT VALUE					
Lowest	$ 6.81	$ 3.91	$ 4.27	$ 4.97	$ 7.25
Highest	$ 323.08	$ 86.54	$ 5.84	$ 178.12	$ 11.48

American National Variable Life Separate Account
Statement of Operations
Year ended December 31, 2024
(Amounts in thousands)

	Fidelity VIP Growth - Initial Class	Fidelity VIP Growth and Income – Initial Class	Fidelity VIP Growth and Income - Service Class 2	Fidelity VIP Growth Opportunities Portfolio - Initial Class	Fidelity VIP Growth Opportunities Portfolio - Service Class 2
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ —	$ 26	$ 15	$ —	$ —
Mortality and expense charge	(324)	(22)	(2)	(74)	(4)
Net investment income/(loss)	$ (324)	$ 4	$ 13	$ (74)	$ (4)
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	$ 7,817	$ 152	$ 142	$ 253	$ 166
Change in unrealized gains/(losses)	(273)	173	66	1,723	1,638
Net realized and change in unrealized gains/(losses) on investments	7,544	325	208	1,976	1,804
Increase/(decrease) in net assets from operations	$ 7,220	$ 329	$ 221	$ 1,902	$ 1,800

See accompanying notes to the financial statements.

5

American National Variable Life Separate Account
Statement of Net Assets
As of December 31, 2024
(Amounts in thousands except for unit and share information)

	Fidelity VIP High Income - Initial Class	Fidelity VIP Index 500 Portfolio - Initial Class	Fidelity VIP Index 500 Portfolio - Service Class 2	Fidelity VIP Investment Grade Bond Portfolio - Initial Class	Fidelity VIP Investment Grade Bond Portfolio - Service Class 2
ASSETS					
Investments, at fair value	$ 606	$ 33,490	$ 22,012	$ 661	$ 547
Total assets	**$ 606**	**$ 33,490**	**$ 22,012**	**$ 661**	**$ 547**
NET ASSETS					
Accumulation units	$ 606	$ 33,490	$ 22,012	$ 661	$ 547
Total net assets	**$ 606**	**$ 33,490**	**$ 22,012**	**$ 661**	**$ 547**
Units Outstanding	243,219	3,801,941	3,269,655	272,724	327,319
FUND SHARE INFORMATION					
Number of shares	128,446	58,804	39,222	60,230	51,550
Cost of investment	$ 656	$ 12,904	$ 14,076	$ 756	$ 584
UNIT VALUE					
Lowest	$ 1.96	$ 5.39	$ 5.05	$ 1.98	$ 1.52
Highest	$ 25.50	$ 975.84	$ 6.98	$ 29.12	$ 1.75

American National Variable Life Separate Account
Statement of Operations
Year ended December 31, 2024
(Amounts in thousands)

	Fidelity VIP High Income - Initial Class	Fidelity VIP Index 500 Portfolio - Initial Class	Fidelity VIP Index 500 Portfolio - Service Class 2	Fidelity VIP Investment Grade Bond Portfolio - Initial Class	Fidelity VIP Investment Grade Bond Portfolio - Service Class 2
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ 36	$ 406	$ 219	$ 23	$ 18
Mortality and expense charge	(7)	(356)	(6)	(7)	—
Net investment income/(loss)	**$ 29**	**$ 50**	**$ 213**	**$ 16**	**$ 18**
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	$ (11)	$ 2,334	$ 609	$ (3)	$ (9)
Change in unrealized gains/(losses)	27	4,249	3,572	(8)	2
Net realized and change in unrealized gains/(losses) on investments	16	6,583	4,181	(11)	(7)
Increase/(decrease) in net assets from operations	**$ 45**	**$ 6,633**	**$ 4,394**	**$ 5**	**$ 11**

See accompanying notes to the financial statements.

American National Variable Life Separate Account
Statement of Net Assets
As of December 31, 2024
(Amounts in thousands except for unit and share information)

	Fidelity VIP Mid Cap Portfolio - Initial Class	Fidelity VIP Mid Cap Portfolio - Service Class 2	Fidelity VIP Overseas Portfolio - Initial Class	Fidelity VIP Value Portfolio - Service Class 2	Fidelity VIP Value Strategies - Service Class 2
ASSETS					
Investments, at fair value	$ 16,290	$ 33,171	$ 1,585	$ 591	$ 1,008
Total assets	$ 16,290	$ 33,171	$ 1,585	$ 591	$ 1,008
NET ASSETS					
Accumulation units	$ 16,290	$ 33,171	$ 1,585	$ 591	$ 1,008
Total net assets	$ 16,290	$ 33,171	$ 1,585	$ 591	$ 1,008
Units Outstanding	1,307,817	3,971,004	471,766	128,660	199,439
FUND SHARE INFORMATION					
Number of shares	433,704	934,918	62,249	31,936	64,061
Cost of investment	$ 15,313	$ 32,441	$ 1,352	$ 582	$ 1,006
UNIT VALUE					
Lowest	$ 9.93	$ 6.60	$ 2.62	$ 3.80	$ 4.21
Highest	$ 164.84	$ 9.10	$ 60.66	$ 4.99	$ 5.52

American National Variable Life Separate Account
Statement of Operations
Year ended December 31, 2024
(Amounts in thousands)

	Fidelity VIP Mid Cap Portfolio - Initial Class	Fidelity VIP Mid Cap Portfolio - Service Class 2	Fidelity VIP Overseas Portfolio - Initial Class	Fidelity VIP Value Portfolio - Service Class 2	Fidelity VIP Value Strategies - Service Class 2
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ 87	$ 113	$ 27	$ 7	$ 8
Mortality and expense charge	(188)	(18)	(18)	—	—
Net investment income/(loss)	$ (101)	$ 95	$ 9	$ 7	$ 8
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	$ 2,159	$ 4,651	$ 134	$ 59	$ 175
Change in unrealized gains/(losses)	269	338	(74)	(8)	(96)
Net realized and change in unrealized gains/(losses) on investments	2,428	4,989	60	51	79
Increase/(decrease) in net assets from operations	$ 2,327	$ 5,084	$ 69	$ 58	$ 87

See accompanying notes to the financial statements.

American National Variable Life Separate Account
Statement of Net Assets
As of December 31, 2024
(Amounts in thousands except for unit and share information)

	Invesco V.I. Discovery Mid Cap Growth Fund*	Invesco V.I. Diversified Dividend Fund - Series I	Invesco V.I. Equity and Income Fund	Invesco V.I. Health Care Fund - Series I	Invesco V.I. Global Real Estate Fund - Series I
ASSETS					
Investments, at fair value	$ 112	$ 542	$ 2,157	$ 1,035	$ 2,262
Total assets	$ 112	$ 542	$ 2,157	$ 1,035	$ 2,262
NET ASSETS					
Accumulation units	$ 112	$ 542	$ 2,157	$ 1,035	$ 2,262
Total net assets	$ 112	$ 542	$ 2,157	$ 1,035	$ 2,262
Units Outstanding	3,097	6,400	591,540	249,368	568,325
FUND SHARE INFORMATION					
Number of shares	1,435	20,947	123,539	38,330	168,898
Cost of investment	$ 96	$ 537	$ 2,236	$ 1,087	$ 2,515
UNIT VALUE					
Lowest	$ 26.61	$ 70.06	$ 3.04	$ 3.82	$ 3.53
Highest	$ 39.76	$ 89.91	$ 3.82	$ 4.78	$ 4.46

American National Variable Life Separate Account
Statement of Operations
Year ended December 31, 2024
(Amounts in thousands)

	Invesco V.I. Discovery Mid Cap Growth Fund*	Invesco V.I. Diversified Dividend Fund - Series I	Invesco V.I. Equity and Income Fund	Invesco V.I. Health Care Fund - Series I	Invesco V.I. Global Real Estate Fund - Series I
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ —	$ 11	$ 38	$ —	$ 60
Mortality and expense charge	—	—	—	(1)	(1)
Net investment income/(loss)	$ —	$ 11	$ 38	$ (1)	$ 59
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	$ (1)	$ 24	$ 57	$ 6	$ (60)
Change in unrealized gains/(losses)	22	35	145	42	(43)
Net realized and change in unrealized gains/(losses) on investments	21	59	202	48	(103)
Increase/(decrease) in net assets from operations	$ 21	$ 70	$ 240	$ 47	$ (44)

* Formerly named Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund.

See accompanying notes to the financial statements.

American National Variable Life Separate Account

Statement of Net Assets

As of December 31, 2024

(Amounts in thousands except for unit and share information)

	Invesco V.I. Small Cap Equity Fund - Series I	Invesco V.I. Technology Fund - Series I	MFS Core Equity Portfolio - Initial Class	MFS Growth Series - Initial Class	MFS Investors Trust Series - Initial Class
ASSETS					
Investments, at fair value	$ 702	$ 1,599	$ 332	$ 1,730	$ 370
Total assets	**$ 702**	**$ 1,599**	**$ 332**	**$ 1,730**	**$ 370**
NET ASSETS					
Accumulation units	702	1,599	332	1,730	370
Total net assets	**$ 702**	**$ 1,599**	**$ 332**	**$ 1,730**	**$ 370**
Units Outstanding	151,154	297,431	4,433	189,791	61,461
FUND SHARE INFORMATION					
Number of shares	36,250	67,173	10,510	23,600	9,320
Cost of investment	$ 649	$ 1,146	$ 263	1,488	$ 333
UNIT VALUE					
Lowest	$ 3.62	$ 3.61	$ 57.99	$ 6.45	$ 4.71
Highest	$ 5.12	$ 5.71	$ 78.60	$ 9.59	$ 6.29

American National Variable Life Separate Account

Statement of Operations

Year ended December 31, 2024

(Amounts in thousands)

	Invesco V.I. Small Cap Equity Fund - Series I	Invesco V.I. Technology Fund - Series I	MFS Core Equity Portfolio - Initial Class	MFS Growth Series - Initial Class	MFS Investors Trust Series - Initial Class
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ 1	$ —	$ 2	$ —	$ 3
Mortality and expense charge	(1)	(1)	—	(1)	—
Net investment income/(loss)	**$ —**	**$ (1)**	**$ 2**	**$ (1)**	**$ 3**
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	$ 33	$ (168)	$ 16	$ 176	$ 44
Change in unrealized gains/(losses)	74	611	39	267	21
Net realized and change in unrealized gains/(losses) on investments	107	443	55	443	65
Increase/(decrease) in net assets from operations	**$ 107**	**$ 442**	**$ 57**	**$ 442**	**$ 68**

See accompanying notes to the financial statements.

American National Variable Life Separate Account
Statement of Net Assets
As of December 31, 2024
(Amounts in thousands except for unit and share information)

	MFS Research Series - Initial Class	T. Rowe Price Equity Income Portfolio	T. Rowe Price International Stock Portfolio	T. Rowe Price Limited-Term Bond Portfolio	T. Rowe Price Mid-Cap Growth Portfolio
ASSETS					
Investments, at fair value	$ 188	$ 15,121	$ 4,560	$ 1,243	$ 10,011
Total assets	$ 188	$ 15,121	$ 4,560	$ 1,243	$ 10,011
NET ASSETS					
Accumulation units	$ 188	$ 15,121	$ 4,560	$ 1,243	$ 10,011
Total net assets	$ 188	$ 15,121	$ 4,560	$ 1,243	$ 10,011
Units Outstanding	28,478	3,109,289	1,670,908	769,197	840,079
FUND SHARE INFORMATION					
Number of shares	5,271	531,863	304,820	265,051	345,797
Cost of investment	$ 158	$ 14,555	$ 4,599	$ 1,264	$ 9,890
UNIT VALUE					
Lowest	$ 5.21	$ 3.90	$ 1.98	$ 1.46	$ 7.70
Highest	$ 6.97	$ 93.29	$ 34.70	$ 1.62	$ 151.98

American National Variable Life Separate Account
Statement of Operations
Year ended December 31, 2024
(Amounts in thousands)

	MFS Research Series - Initial Class	T. Rowe Price Equity Income Portfolio	T. Rowe Price International Stock Portfolio	T. Rowe Price Limited-Term Bond Portfolio	T. Rowe Price Mid-Cap Growth Portfolio
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ 1	$ 277	$ 44	$ 51	$ —
Mortality and expense charge	—	(36)	(14)	—	(84)
Net investment income/(loss)	$ 1	$ 241	$ 30	$ 51	$ (84)
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	$ 17	$ 1,022	$ 136	$ (4)	$ 958
Change in unrealized gains/(losses)	14	346	(30)	12	(78)
Net realized and change in unrealized gains/(losses) on investments	31	1,368	106	8	880
Increase/(decrease) in net assets from operations	$ 32	$ 1,609	$ 136	$ 59	$ 796

See accompanying notes to the financial statements.

10

American National Variable Life Separate Account

Statement of Changes in Net Assets

Year ended December 31, 2024

(Amounts in thousands)

	Alger Balanced Portfolio - Class I-2	Alger Capital Appreciation Portfolio - Class I-2	Alger Growth & Income Portfolio - Class I-2	Alger Large Cap Growth Portfolio - Class I-2	Alger Mid Cap Growth Portfolio - Class I-2
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ (1)	$ (6)	$ 13	$ (2)	$ (1)
Net realized gains/(losses)	83	174	89	104	(120)
Change in net unrealized appreciation (depreciation) on investments	286	3,113	366	1,137	942
Increase/(decrease) in net assets from operations	$ 368	$ 3,281	$ 468	$ 1,239	$ 821
INCREASE/(DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS					
Payments received from policyholders	$ 181	$ 645	$ 204	$ 128	$ 92
Policy terminations/withdrawals and charges	(240)	(1,021)	(253)	(392)	(360)
Contract maintenance fees	(18)	(46)	(17)	(24)	(34)
Increase/(decrease) in net assets from policy transactions	$ (77)	$ (422)	$ (66)	$ (288)	$ (302)
INCREASE/(DECREASE) IN NET ASSETS	$ 291	$ 2,859	$ 402	$ 951	$ 519
NET ASSETS AT BEGINNING OF PERIOD	2,207	7,048	2,080	3,000	4,042
NET ASSETS AT END OF PERIOD	$ 2,498	$ 9,907	$ 2,482	$ 3,951	$ 4,561

See accompanying notes to the financial statements.

11

American National Variable Life Separate Account

Statement of Changes in Net Assets

Year ended December 31, 2024

(Amounts in thousands)

	Alger Small Cap Growth Portfolio - Class I-2	Federated Hermes Fund for U.S. Government Securities II	Federated Hermes High Income Bond Fund II - Primary Shares	Federated Hermes Kaufmann Fund II - Primary Shares	Federated Hermes Managed Volatility Fund II - Primary Shares
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ 8	$ 9	$ 60	$ 9	$ 12
Net realized gains/(losses)	(135)	(1)	(41)	30	1
Change in net unrealized appreciation (depreciation) on investments	293	(7)	46	126	63
Increase/(decrease) in net assets from operations	$ 166	$ 1	$ 65	$ 165	$ 76
INCREASE/(DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS					
Payments received from policyholders	$ 44	$ 11	$ 265	$ 45	$ 60
Policy terminations/withdrawals and charges	(142)	(4)	(422)	(23)	(74)
Contract maintenance fees	(18)	(4)	(14)	(9)	(7)
Increase/(decrease) in net assets from policy transactions	$ (116)	$ 3	$ (171)	$ 13	$ (21)
INCREASE/(DECREASE) IN NET ASSETS	$ 50	$ 4	$ (106)	$ 178	$ 55
NET ASSETS AT BEGINNING OF PERIOD	2,113	267	1,076	977	489
NET ASSETS AT END OF PERIOD	$ 2,163	$ 271	$ 970	$ 1,155	$ 544

See accompanying notes to the financial statements.

American National Variable Life Separate Account

Statement of Changes in Net Assets

Year ended December 31, 2024

(Amounts in thousands)

	Federated Hermes Quality Bond Fund II - Primary Shares	Fidelity VIP Asset Manager Growth Portfolio - Initial Class	Fidelity VIP Asset Manager Portfolio - Initial Class	Fidelity VIP Balanced Portfolio - Initial Class	Fidelity VIP Contrafund Portfolio - Initial Class
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ 6	$ 5	$ 9	$ 13	$ (208)
Net realized gains/(losses)	(1)	58	15	109	3,574
Change in net unrealized appreciation (depreciation) on investments	3	25	25	134	2,575
Increase/(decrease) in net assets from operations	$ 8	$ 88	$ 49	$ 256	$ 5,941
INCREASE/(DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS					
Payments received from policyholders	$ 20	$ 15	$ 16	$ 74	$ 664
Policy terminations/withdrawals and charges	(8)	(136)	(61)	(147)	(1,444)
Contract maintenance fees	(4)	(12)	(9)	(13)	(104)
Increase/(decrease) in net assets from policy transactions	$ 8	$ (133)	$ (54)	$ (86)	$ (884)
INCREASE/(DECREASE) IN NET ASSETS	$ 16	$ (45)	$ (5)	$ 170	$ 5,057
NET ASSETS AT BEGINNING OF PERIOD	191	950	671	1,783	18,570
NET ASSETS AT END OF PERIOD	$ 207	$ 905	$ 666	$ 1,953	$ 23,627

See accompanying notes to the financial statements.

American National Variable Life Separate Account

Statement of Changes in Net Assets

Year ended December 31, 2024

(Amounts in thousands)

	Fidelity VIP Contrafund Portfolio - Service Class 2	Fidelity VIP Equity-Income Portfolio - Initial Class	Fidelity VIP Equity-Income Portfolio - Service Class 2	Fidelity VIP Government Money Market Portfolio - Initial Class	Fidelity VIP Government Money Market Portfolio - Service Class 2
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ (7)	$ 40	$ 26	$ 258	$ 205
Net realized gains/(losses)	4,098	396	122	—	—
Change in net unrealized appreciation (depreciation) on investments	3,416	296	74	—	—
Increase/(decrease) in net assets from operations	$ 7,507	$ 732	$ 222	$ 258	$ 205
INCREASE/(DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS					
Payments received from policyholders	$ 1,267	$ 70	$ 108	$ 269	347
Policy terminations/withdrawals and charges	(2,088)	(357)	(113)	(2,257)	(942)
Contract maintenance fees	(155)	(48)	(17)	(110)	(60)
Increase/(decrease) in net assets from policy transactions	$ (976)	$ (335)	$ (22)	$ (2,098)	$ (655)
INCREASE/(DECREASE) IN NET ASSETS	$ 6,531	$ 397	$ 200	$ (1,840)	$ (450)
NET ASSETS AT BEGINNING OF PERIOD	22,806	5,223	1,493	8,491	4,686
NET ASSETS AT END OF PERIOD	$ 29,337	$ 5,620	$ 1,693	$ 6,651	$ 4,236

See accompanying notes to the financial statements.

14

American National Variable Life Separate Account

Statement of Changes in Net Assets

Year ended December 31, 2024

(Amounts in thousands)

	Fidelity VIP Growth - Initial Class	Fidelity VIP Growth and Income - Initial Class	Fidelity VIP Growth and Income - Service Class 2	Fidelity VIP Growth Opportunities Portfolio - Initial Class	Fidelity VIP Growth Opportunities Portfolio - Service Class 2
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ (324)	$ 4	$ 13	$ (74)	$ (4)
Net realized gains/(losses)	7,817	152	142	253	166
Change in net unrealized appreciation (depreciation) on investments	(273)	173	66	1,723	1,638
Increase/(decrease) in net assets from operations	$ 7,220	$ 329	$ 221	$ 1,902	$ 1,800
INCREASE/(DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS					
Payments received from policyholders	$ 593	$ 26	$ 194	$ 37	$ 307
Policy terminations/withdrawals and charges	(2,174)	(68)	(223)	(357)	(508)
Contract maintenance fees	(120)	(19)	(14)	(33)	(30)
Increase/(decrease) in net assets from policy transactions	$ (1,701)	$ (61)	$ (43)	$ (353)	$ (231)
INCREASE/(DECREASE) IN NET ASSETS	$ 5,519	$ 268	$ 178	$ 1,549	$ 1,569
NET ASSETS AT BEGINNING OF PERIOD	25,166	1,606	1,021	5,202	4,739
NET ASSETS AT END OF PERIOD	$ 30,685	$ 1,874	$ 1,199	$ 6,751	$ 6,308

See accompanying notes to the financial statements.

15

American National Variable Life Separate Account

Statement of Changes in Net Assets

Year ended December 31, 2024

(Amounts in thousands)

	Fidelity VIP High Income - Initial Class	Fidelity VIP Index 500 Portfolio - Initial Class	Fidelity VIP Index 500 Portfolio - Service Class 2	Fidelity VIP Investment Grade Bond Portfolio - Initial Class	Fidelity VIP Investment Grade Bond Portfolio - Service Class 2
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ 29	$ 50	$ 213	$ 16	$ 18
Net realized gains/(losses)	(11)	2,334	609	(3)	(9)
Change in net unrealized appreciation (depreciation) on investments	27	4,249	3,572	(8)	2
Increase/(decrease) in net assets from operations	$ 45	$ 6,633	$ 4,394	$ 5	$ 11
INCREASE/(DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS					
Payments received from policyholders	$ 16	$ 732	$ 792	$ 44	128
Policy terminations/withdrawals and charges	(44)	(2,471)	(1,278)	(13)	(33)
Contract maintenance fees	(10)	(156)	(99)	(11)	(10)
Increase/(decrease) in net assets from policy transactions	$ (38)	$ (1,895)	$ (585)	$ 20	$ 85
INCREASE/(DECREASE) IN NET ASSETS	$ 7	$ 4,738	$ 3,809	$ 25	$ 96
NET ASSETS AT BEGINNING OF PERIOD	599	28,752	18,203	636	451
NET ASSETS AT END OF PERIOD	$ 606	$ 33,490	$ 22,012	$ 661	$ 547

See accompanying notes to the financial statements.

American National Variable Life Separate Account
Statement of Changes in Net Assets
Year ended December 31, 2024
(Amounts in thousands)

	Fidelity VIP Mid Cap Portfolio - Initial Class	Fidelity VIP Mid Cap Portfolio - Service Class 2	Fidelity VIP Overseas Portfolio - Initial Class	Fidelity VIP Value Portfolio - Service Class 2	Fidelity VIP Value Strategies - Service Class 2
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ (101)	$ 95	$ 9	$ 7	$ 8
Net realized gains/(losses)	2,159	4,651	134	59	175
Change in net unrealized appreciation (depreciation) on investments	269	338	(74)	(8)	(96)
Increase/(decrease) in net assets from operations	$ 2,327	$ 5,084	$ 69	$ 58	$ 87
INCREASE/(DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS					
Payments received from policyholders	$ 172	$ 1,000	$ 36	$ 35	$ 63
Policy terminations/withdrawals and charges	(885)	(3,101)	(104)	(13)	(90)
Contract maintenance fees	(89)	(228)	(26)	(7)	(10)
Increase/(decrease) in net assets from policy transactions	$ (802)	$ (2,329)	$ (94)	$ 15	$ (37)
INCREASE/(DECREASE) IN NET ASSETS	$ 1,525	$ 2,755	$ (25)	$ 73	$ 50
NET ASSETS AT BEGINNING OF PERIOD	14,765	30,416	1,610	518	958
NET ASSETS AT END OF PERIOD	$ 16,290	$ 33,171	$ 1,585	$ 591	$ 1,008

See accompanying notes to the financial statements.

American National Variable Life Separate Account

Statement of Changes in Net Assets

Year ended December 31, 2024

(Amounts in thousands)

	Invesco V.I. Discovery Mid Cap Growth Fund*	Invesco V.I. Diversified Dividend Fund - Series I	Invesco V.I. Equity and Income Fund	Invesco V.I. Health Care Fund - Series I	Invesco V.I. Global Real Estate Fund - Series I
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ —	$ 11	$ 38	$ (1)	$ 59
Net realized gains/(losses)	(1)	24	57	6	(60)
Change in net unrealized appreciation (depreciation) on investments	22	35	145	42	(43)
Increase/(decrease) in net assets from operations	$ 21	$ 70	$ 240	$ 47	$ (44)
INCREASE/(DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS					
Payments received from policyholders	$ 3	$ 40	$ 111	$ 38	$ 105
Policy terminations/withdrawals and charges	(1)	(65)	(212)	(95)	(164)
Contract maintenance fees	(2)	(5)	(24)	(11)	(37)
Increase/(decrease) in net assets from policy transactions	$ —	$ (30)	$ (125)	$ (68)	$ (96)
INCREASE/(DECREASE) IN NET ASSETS	$ 21	$ 40	$ 115	$ (21)	$ (140)
NET ASSETS AT BEGINNING OF PERIOD	91	502	2,042	1,056	2,402
NET ASSETS AT END OF PERIOD	$ 112	$ 542	$ 2,157	$ 1,035	$ 2,262

*Formerly named Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund.

See accompanying notes to the financial statements.

18

American National Variable Life Separate Account

Statement of Changes in Net Assets

Year ended December 31, 2024

(Amounts in thousands)

	Invesco V.I. Small Cap Equity Fund - Series I	Invesco V.I. Technology Fund - Series I	MFS Core Equity Portfolio - Initial Class	MFS Growth Series - Initial Class	MFS Investors Trust Series - Initial Class
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ —	$ (1)	$ 2	$ (1)	$ 3
Net realized gains/(losses)	33	(168)	16	176	44
Change in net unrealized appreciation (depreciation) on investments	74	611	39	267	21
Increase/(decrease) in net assets from operations	$ 107	$ 442	$ 57	$ 442	$ 68
INCREASE/(DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS					
Payments received from policyholders	$ 27	$ 139	$ 2	$ 91	$ 9
Policy terminations/withdrawals and charges	(20)	(373)	(8)	(238)	(70)
Contract maintenance fees	(10)	(14)	(3)	(12)	(3)
Increase/(decrease) in net assets from policy transactions	$ (3)	$ (248)	$ (9)	$ (159)	$ (64)
INCREASE/(DECREASE) IN NET ASSETS	$ 104	$ 194	$ 48	$ 283	$ 4
NET ASSETS AT BEGINNING OF PERIOD	598	1,405	284	1,447	366
NET ASSETS AT END OF PERIOD	$ 702	$ 1,599	$ 332	$ 1,730	$ 370

See accompanying notes to the financial statements.

19

American National Variable Life Separate Account

Statement of Changes in Net Assets

Year ended December 31, 2024

(Amounts in thousands)

	MFS Research Series - Initial Class	T. Rowe Price Equity Income Portfolio	T. Rowe Price International Stock Portfolio	T. Rowe Price Limited-Term Bond Portfolio	T. Rowe Price Mid-Cap Growth Portfolio
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ 1	$ 241	$ 30	$ 51	$ (84)
Net realized gains/(losses)	17	1,022	136	(4)	958
Change in net unrealized appreciation (depreciation) on investments	14	346	(30)	12	(78)
Increase/(decrease) in net assets from operations	$ 32	$ 1,609	$ 136	$ 59	$ 796
INCREASE/(DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS					
Payments received from policyholders	$ 3	$ 741	$ 269	$ 96	$ 138
Policy terminations/withdrawals and charges	(24)	(1,229)	(291)	(76)	(463)
Contract maintenance fees	(2)	(114)	(78)	(12)	(59)
Increase/(decrease) in net assets from policy transactions	$ (23)	$ (602)	$ (100)	$ 8	$ (384)
INCREASE/(DECREASE) IN NET ASSETS	$ 9	$ 1,007	$ 36	$ 67	$ 412
NET ASSETS AT BEGINNING OF PERIOD	179	14,114	4,524	1,176	9,599
NET ASSETS AT END OF PERIOD	$ 188	$ 15,121	$ 4,560	$ 1,243	$ 10,011

See accompanying notes to the financial statements.

American National Variable Life Separate Account

Statement of Changes in Net Assets

Year ended December 31, 2023

(Amounts in thousands)

	Alger Balanced Portfolio - Class I-2	Alger Capital Appreciation Portfolio - Class I-2	Alger Growth & Income Portfolio - Class I-2	Alger Large Cap Growth Portfolio - Class I-2	Alger Mid Cap Growth Portfolio - Class I-2
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ 29	$ (10)	$ 24	$ (2)	$ (2)
Net realized gains/(losses)	19	(524)	128	(127)	(262)
Change in net unrealized appreciation (depreciation) on investments	284	2,742	253	920	1,045
Increase/(decrease) in net assets from operations	$ 332	$ 2,208	$ 405	$ 791	$ 781
INCREASE/(DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS					
Payments received from policyholders	$ 120	$ 1,660	$ 228	$ 194	$ 432
Policy terminations/withdrawals and charges	(234)	(2,149)	(263)	(456)	(583)
Contract maintenance fees	(18)	(40)	(15)	(21)	(33)
Increase/(decrease) in net assets from policy transactions	$ (132)	$ (529)	$ (50)	$ (283)	$ (184)
INCREASE/(DECREASE) IN NET ASSETS	$ 200	$ 1,679	$ 355	$ 508	$ 597
NET ASSETS AT BEGINNING OF PERIOD	2,007	5,369	1,725	2,492	3,445
NET ASSETS AT END OF PERIOD	$ 2,207	$ 7,048	$ 2,080	$ 3,000	$ 4,042

See accompanying notes to the financial statements.

American National Variable Life Separate Account

Statement of Changes in Net Assets

Year ended December 31, 2023

(Amounts in thousands)

	Alger Small Cap Growth Portfolio - Class I-2	Federated Hermes Fund for U.S. Government Securities II	Federated Hermes High Income Bond Fund II - Primary Shares	Federated Hermes Kaufmann Fund II - Primary Shares	Federated Hermes Managed Volatility Fund II - Primary Shares
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ —	$ 6	$ 61	$ (1)	$ 8
Net realized gains/(losses)	(75)	(5)	(38)	(72)	(13)
Change in net unrealized appreciation (depreciation) on investments	379	9	102	202	43
Increase/(decrease) in net assets from operations	$ 304	$ 10	$ 125	$ 129	$ 38
INCREASE/(DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS					
Payments received from policyholders	$ 95	$ 23	$ 222	$ 362	$ 41
Policy terminations/withdrawals and charges	(162)	(19)	(280)	(361)	(40)
Contract maintenance fees	(19)	(3)	(12)	(9)	(7)
Increase/(decrease) in net assets from policy transactions	$ (86)	$ 1	$ (70)	$ (8)	$ (6)
INCREASE/(DECREASE) IN NET ASSETS	$ 218	$ 11	$ 55	$ 121	$ 32
NET ASSETS AT BEGINNING OF PERIOD	1,895	256	1,021	856	457
NET ASSETS AT END OF PERIOD	$ 2,113	$ 267	$ 1,076	$ 977	$ 489

See accompanying notes to the financial statements.

American National Variable Life Separate Account

Statement of Changes in Net Assets

Year ended December 31, 2023

(Amounts in thousands)

	Federated Hermes Quality Bond Fund II - Primary Shares	Fidelity VIP Asset Manager Growth Portfolio - Initial Class	Fidelity VIP Asset Manager Portfolio - Initial Class	Fidelity VIP Balanced Portfolio - Initial Class	Fidelity VIP Contrafund Portfolio - Initial Class
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ 4	$ 6	$ 8	$ 10	$ (105)
Net realized gains/(losses)	(13)	17	5	72	1,283
Change in net unrealized appreciation (depreciation) on investments	19	103	65	221	3,472
Increase/(decrease) in net assets from operations	$ 10	$ 126	$ 78	$ 303	$ 4,650
INCREASE/(DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS					
Payments received from policyholders	$ 89	$ 21	$ 15	$ 21	$ 296
Policy terminations/withdrawals and charges	(88)	(40)	(151)	(44)	(1,170)
Contract maintenance fees	(3)	(8)	(5)	(9)	(72)
Increase/(decrease) in net assets from policy transactions	$ (2)	$ (27)	$ (141)	$ (32)	$ (946)
INCREASE/(DECREASE) IN NET ASSETS	$ 8	$ 99	$ (63)	$ 271	$ 3,704
NET ASSETS AT BEGINNING OF PERIOD	183	851	734	1,512	14,866
NET ASSETS AT END OF PERIOD	$ 191	$ 950	$ 671	$ 1,783	$ 18,570

See accompanying notes to the financial statements.

23

American National Variable Life Separate Account

Statement of Changes in Net Assets

Year ended December 31, 2023

(Amounts in thousands)

	Fidelity VIP Contrafund Portfolio - Service Class 2	Fidelity VIP Equity-Income Portfolio - Initial Class	Fidelity VIP Equity-Income Portfolio - Service Class 2	Fidelity VIP Government Money Market Portfolio - Initial Class	Fidelity VIP Government Money Market Portfolio - Service Class 2
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ 32	$ 44	$ 24	$ 304	$ 201
Net realized gains/(losses)	1,626	161	51	—	—
Change in net unrealized appreciation (depreciation) on investments	4,221	254	65	—	—
Increase/(decrease) in net assets from operations	$ 5,879	$ 459	$ 140	$ 304	$ 201
INCREASE/(DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS					
Payments received from policyholders	$ 2,094	$ 119	$ 198	$ 1,569	$ 1,267
Policy terminations/withdrawals and charges	(3,493)	(328)	(282)	(873)	(1,113)
Contract maintenance fees	(137)	(30)	(15)	(75)	(62)
Increase/(decrease) in net assets from policy transactions	$ (1,536)	$ (239)	$ (99)	$ 621	$ 92
INCREASE/(DECREASE) IN NET ASSETS	$ 4,343	$ 220	$ 41	$ 925	$ 293
NET ASSETS AT BEGINNING OF PERIOD	18,463	5,003	1,452	7,566	4,393
NET ASSETS AT END OF PERIOD	$ 22,806	$ 5,223	$ 1,493	$ 8,491	$ 4,686

See accompanying notes to the financial statements.

American National Variable Life Separate Account

Statement of Changes in Net Assets

Year ended December 31, 2023

(Amounts in thousands)

	Fidelity VIP Growth - Initial Class		Fidelity VIP Growth and Income - Initial Class		Fidelity VIP Growth and Income - Service Class 2		Fidelity VIP Growth Opportunities Portfolio - Initial Class		Fidelity VIP Growth Opportunities Portfolio - Service Class 2	
INCREASE/(DECREASE) IN NET ASSETS										
Net investment income/(loss)	$	(226)	$	5	$	11	$	(55)	$	(3)
Net realized gains/(losses)		2,878		256		88		225		128
Change in net unrealized appreciation (depreciation) on investments		4,295		(2)		61		1,482		1,422
Increase/(decrease) in net assets from operations	$	6,947	$	259	$	160	$	1,652	$	1,547
INCREASE/(DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS										
Payments received from policyholders	$	268	$	81	$	150	$	156	$	149
Policy terminations/withdrawals and charges		(2,814)		(602)		(205)		(446)		(517)
Contract maintenance fees		(83)		(12)		(11)		(23)		(25)
Increase/(decrease) in net assets from policy transactions	$	(2,629)	$	(533)	$	(66)	$	(313)	$	(393)
INCREASE/(DECREASE) IN NET ASSETS	$	4,318	$	(274)	$	94	$	1,339	$	1,154
NET ASSETS AT BEGINNING OF PERIOD		20,848		1,880		927		3,863		3,585
NET ASSETS AT END OF PERIOD	$	25,166	$	1,606	$	1,021	$	5,202	$	4,739

See accompanying notes to the financial statements.

25

American National Variable Life Separate Account

Statement of Changes in Net Assets

Year ended December 31, 2023

(Amounts in thousands)

	Fidelity VIP High Income - Initial Class	Fidelity VIP Index 500 Portfolio - Initial Class	Fidelity VIP Index 500 Portfolio - Service Class 2	Fidelity VIP Investment Grade Bond Portfolio - Initial Class	Fidelity VIP Investment Grade Bond Portfolio - Service Class 2
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ 26	$ 96	$ 200	$ 9	$ 10
Net realized gains/(losses)	(17)	1,815	857	(12)	(44)
Change in net unrealized appreciation (depreciation) on investments	43	3,962	2,758	35	60
Increase/(decrease) in net assets from operations	$ 52	$ 5,873	$ 3,815	$ 32	$ 26
INCREASE/(DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS					
Payments received from policyholders	$ 19	$ 511	$ 1,212	$ 23	183
Policy terminations/withdrawals and charges	(49)	(1,859)	(1,986)	(66)	(211)
Contract maintenance fees	(6)	(106)	(94)	(7)	(8)
Increase/(decrease) in net assets from policy transactions	$ (36)	$ (1,454)	$ (868)	$ (50)	$ (36)
INCREASE/(DECREASE) IN NET ASSETS	$ 16	$ 4,419	$ 2,947	$ (18)	$ (10)
NET ASSETS AT BEGINNING OF PERIOD	583	24,333	15,256	654	461
NET ASSETS AT END OF PERIOD	$ 599	$ 28,752	$ 18,203	$ 636	$ 451

See accompanying notes to the financial statements.

American National Variable Life Separate Account

Statement of Changes in Net Assets

Year ended December 31, 2023

(Amounts in thousands)

	Fidelity VIP Mid Cap Portfolio - Initial Class	Fidelity VIP Mid Cap Portfolio - Service Class 2	Fidelity VIP Overseas Portfolio - Initial Class	Fidelity VIP Value Portfolio - Service Class 2	Fidelity VIP Value Strategies - Service Class 2
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ (80)	$ 82	$ —	$ 4	$ 7
Net realized gains/(losses)	366	969	48	29	78
Change in net unrealized appreciation (depreciation) on investments	1,533	2,937	219	53	97
Increase/(decrease) in net assets from operations	$ 1,819	$ 3,988	$ 267	$ 86	$ 182
INCREASE/(DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS					
Payments received from policyholders	$ 231	$ 3,038	$ 53	$ 60	$ 55
Policy terminations/withdrawals and charges	(975)	(4,821)	(103)	(139)	(234)
Contract maintenance fees	(59)	(208)	(17)	(6)	(10)
Increase/(decrease) in net assets from policy transactions	$ (803)	$ (1,991)	$ (67)	$ (85)	$ (189)
INCREASE/(DECREASE) IN NET ASSETS	$ 1,016	$ 1,997	$ 200	$ 1	$ (7)
NET ASSETS AT BEGINNING OF PERIOD	13,749	28,419	1,410	517	965
NET ASSETS AT END OF PERIOD	$ 14,765	$ 30,416	$ 1,610	$ 518	$ 958

See accompanying notes to the financial statements.

27

American National Variable Life Separate Account

Statement of Changes in Net Assets

Year ended December 31, 2023

(Amounts in thousands)

	Invesco V.I. Discovery Mid Cap Growth Fund*	Invesco V.I. Diversified Dividend Fund - Series I	Invesco V.I. Equity and Income Fund	Invesco V.I. Health Care Fund - Series I	Invesco V.I. Global Real Estate Fund - Series I
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ —	$ 9	$ 39	$ (1)	$ 31
Net realized gains/(losses)	(13)	38	(16)	(33)	(116)
Change in net unrealized appreciation (depreciation) on investments	25	(2)	173	63	282
Increase/(decrease) in net assets from operations	$ 12	$ 45	$ 196	$ 29	$ 197
INCREASE/(DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS					
Payments received from policyholders	$ 23	$ 16	$ 340	$ 163	$ 422
Policy terminations/withdrawals and charges	(41)	(152)	(485)	(237)	(398)
Contract maintenance fees	(2)	(5)	(24)	(12)	(36)
Increase/(decrease) in net assets from policy transactions	$ (20)	$ (141)	$ (169)	$ (86)	$ (12)
INCREASE/(DECREASE) IN NET ASSETS	$ (8)	$ (96)	$ 27	$ (57)	$ 185
NET ASSETS AT BEGINNING OF PERIOD	99	598	2,015	1,113	2,217
NET ASSETS AT END OF PERIOD	$ 91	$ 502	$ 2,042	$ 1,056	$ 2,402

* Formerly named Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund.

See accompanying notes to the financial statements.

American National Variable Life Separate Account

Statement of Changes in Net Assets

Year ended December 31, 2023

(Amounts in thousands)

	Invesco V.I. Small Cap Equity Fund - Series I	Invesco V.I. Technology Fund - Series I	MFS Core Equity Portfolio - Initial Class	MFS Growth Series - Initial Class	MFS Investors Trust Series - Initial Class
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ (1)	$ (1)	$ 1	$ (1)	$ 3
Net realized gains/(losses)	(23)	(244)	14	89	30
Change in net unrealized appreciation (depreciation) on investments	118	730	41	306	29
Increase/(decrease) in net assets from operations	$ 94	$ 485	$ 56	$ 394	$ 62
INCREASE/(DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS					
Payments received from policyholders	$ 127	$ 207	$ 2	$ 144	$ 85
Policy terminations/withdrawals and charges	(231)	(372)	(45)	(219)	(128)
Contract maintenance fees	(8)	(12)	(3)	(11)	(3)
Increase/(decrease) in net assets from policy transactions	$ (112)	$ (177)	$ (46)	$ (86)	$ (46)
INCREASE/(DECREASE) IN NET ASSETS	$ (18)	$ 308	$ 10	$ 308	$ 16
NET ASSETS AT BEGINNING OF PERIOD	616	1,097	274	1,139	350
NET ASSETS AT END OF PERIOD	$ 598	$ 1,405	$ 284	$ 1,447	$ 366

See accompanying notes to the financial statements.

American National Variable Life Separate Account
Statement of Changes in Net Assets
Year ended December 31, 2023
(Amounts in thousands)

	MFS Research Series - Initial Class	T. Rowe Price Equity Income Portfolio	T. Rowe Price International Stock Portfolio	T. Rowe Price Limited-Term Bond Portfolio	T. Rowe Price Mid-Cap Growth Portfolio
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ 1	$ 249	$ 28	$ 37	$ (76)
Net realized gains/(losses)	9	470	(50)	(5)	540
Change in net unrealized appreciation (depreciation) on investments	23	457	669	22	1,118
Increase/(decrease) in net assets from operations	$ 33	$ 1,176	$ 647	$ 54	$ 1,582
INCREASE/(DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS					
Payments received from policyholders	$ 6	$ 645	$ 828	$ 91	$ 189
Policy terminations/withdrawals and charges	(16)	(2,089)	(1,105)	(69)	(790)
Contract maintenance fees	(2)	(105)	(63)	(11)	(45)
Increase/(decrease) in net assets from policy transactions	$ (12)	$ (1,549)	$ (340)	$ 11	$ (646)
INCREASE/(DECREASE) IN NET ASSETS	$ 21	$ (373)	$ 307	$ 65	$ 936
NET ASSETS AT BEGINNING OF PERIOD	158	14,487	4,217	1,111	8,663
NET ASSETS AT END OF PERIOD	$ 179	$ 14,114	$ 4,524	$ 1,176	$ 9,599

See accompanying notes to the financial statements.

30

(1) ORGANIZATION

American National Variable Life Separate Account ("the Separate Account") was established on July 30, 1987 under Texas law as a separate investment account of American National Insurance Company ("the Sponsor"). The Separate Account began operations on February 20, 1991. The Separate Account is registered with the SEC under the Investment Company Act of 1940, as amended, as a unit investment trust. Under the terms of registration, the Separate Account is authorized to issue an unlimited number of units.

The Separate Account cannot be charged with liabilities arising out of any other business of the Sponsor. The Separate Account's assets are segregated from the Sponsor's general assets and are used only to support the following variable life products issued by the Sponsor.

Investrac Gold Variable Universal Life
Investrac Advantage Variable Universal Life
Investrac Survivor Variable Universal Life
WealthQuest III Variable Universal Life

These financial statements report the results of the subaccounts for the various variable life products. As of December 31, 2024, there are 50 active subaccounts within the Separate Account, although not all subaccounts are offered in each product.

Alger Balanced Portfolio - Class I-2	Fidelity VIP High Income - Initial Class
Alger Capital Appreciation Portfolio - Class I-2	Fidelity VIP Index 500 Portfolio - Initial Class
Alger Growth & Income Portfolio - Class I-2	Fidelity VIP Index 500 Portfolio - Service Class 2
Alger Large Cap Growth Portfolio - Class I-2	Fidelity VIP Investment Grade Bond Portfolio - Initial Class
Alger Mid Cap Growth Portfolio - Class I-2	Fidelity VIP Investment Grade Bond Portfolio - Service Class 2
Alger Small Cap Growth Portfolio - Class I-2	Fidelity VIP Mid Cap Portfolio - Initial Class
Federated Hermes Fund for U.S. Government Securities II	Fidelity VIP Mid Cap Portfolio - Service Class 2
Federated Hermes High Income Bond Fund II - Primary Shares	Fidelity VIP Overseas Portfolio - Initial Class
Federated Hermes Kaufmann Fund II - Primary Shares	Fidelity VIP Value Portfolio - Service Class 2
Federated Hermes Managed Volatility Fund II - Primary Shares	Fidelity VIP Value Strategies - Service Class 2
Federated Hermes Quality Bond Fund II - Primary Shares	Invesco V.I. Discovery Mid Cap Growth Fund
Fidelity VIP Asset Manager Growth Portfolio - Initial Class	Invesco V.I. Diversified Dividend Fund - Series I
Fidelity VIP Asset Manager Portfolio - Initial Class	Invesco V.I. Equity and Income Fund
Fidelity VIP Balanced Portfolio - Initial Class	Invesco V.I. Health Care Fund - Series I
Fidelity VIP Contrafund Portfolio - Initial Class	Invesco V.I. Global Real Estate Fund - Series I
Fidelity VIP Contrafund Portfolio - Service Class 2	Invesco V.I. Small Cap Equity Fund - Series I
Fidelity VIP Equity-Income Portfolio - Initial Class	Invesco V.I. Technology Fund - Series I
Fidelity VIP Equity-Income Portfolio - Service Class 2	MFS Core Equity Portfolio - Initial Class
Fidelity VIP Government Money Market Portfolio - Initial Class	MFS Growth Series - Initial Class
Fidelity VIP Government Money Market Portfolio - Service Class 2	MFS Investors Trust Series - Initial Class
Fidelity VIP Growth - Initial Class	MFS Research Series - Initial Class
Fidelity VIP Growth and Income - Initial Class	T. Rowe Price Equity Income Portfolio
Fidelity VIP Growth and Income - Service Class 2	T. Rowe Price International Stock Portfolio
Fidelity VIP Growth Opportunities Portfolio - Initial Class	T. Rowe Price Limited-Term Bond Portfolio
Fidelity VIP Growth Opportunities Portfolio - Service Class 2	T. Rowe Price Mid-Cap Growth Portfolio

Each of the subaccounts is invested only in a corresponding portfolio of the following mutual fund companies: the Alger Portfolios, Federated Hermes Insurance Series, Fidelity Variable Insurance Products, Invesco Variable Insurance Funds, MFS Variable Insurance Trusts, T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., and T. Rowe Price Fixed Income Series, Inc.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Separate Account have been prepared on an accrual basis in accordance with U.S. generally accepted accounting principles ("GAAP"). The Separate Account is an investment company and follows Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946.

Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of the financial statements. Actual results in the future could differ from management's estimates.

Investments - Investments in shares of the separate investment portfolios are stated at fair value. The determination of fair value is based on a three-tier hierarchy as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2	Quoted prices in markets that are not active or inputs that are observable directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3	Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Unobservable inputs reflect American National's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models and third-party evaluation, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Investment transactions are accounted for on the trade date. Realized gains and losses on investments are determined on the basis of identified cost. The difference between cost and fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments. Capital gain distributions and dividends from mutual funds are recorded and reinvested upon receipt.

Fair Value Measurements - A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair values for the shares of the separate investment portfolios are determined through a quoted market price from each respective portfolio, which meets the level one hierarchy definition. The net asset value for each share is equal to the quoted market price.

Federal Taxes - The operations of the Separate Account form part of, and are taxed with, the operations of the Sponsor. Under the Internal Revenue Code, all ordinary income and capital gains allocated to the policyholders are not taxed to the Sponsor. As a result, the unit values of the subaccounts are not affected by federal income taxes on distributions received by the subaccounts. Accordingly, no provision for income taxes is required in the accompanying financial statements.

(3) SHARES PURCHASES AND SALES

For the year ended December 31, 2024, the aggregate cost of purchases (including reinvestment of dividend distributions and transfers between mutual fund portfolios) and proceeds from sales of investments in the mutual portfolios were as follows (in thousands):

Sub-account	Purchases	Sales
Alger Balanced Portfolio - Class I-2	$ 181	$ 240
Alger Capital Appreciation Portfolio - Class I-2	645	1,021
Alger Growth & Income Portfolio - Class I-2	204	252
Alger Large Cap Growth Portfolio - Class I-2	128	393
Alger Mid Cap Growth Portfolio - Class I-2	92	361
Alger Small Cap Growth Portfolio - Class I-2	44	142
Federated Hermes Fund for U.S. Government Securities II	11	4
Federated Hermes High Income Bond Fund II - Primary Shares	265	422
Federated Hermes Kaufmann Fund II - Primary Shares	45	22
Federated Hermes Managed Volatility Fund II - Primary Shares	60	74
Federated Hermes Quality Bond Fund II - Primary Shares	20	8
Fidelity VIP Asset Manager Growth Portfolio - Initial Class	15	136
Fidelity VIP Asset Manager Portfolio - Initial Class	16	52
Fidelity VIP Balanced Portfolio - Initial Class	74	146
Fidelity VIP Contrafund Portfolio - Initial Class	664	1,444
Fidelity VIP Contrafund Portfolio - Service Class 2	1,267	2,086
Fidelity VIP Equity-Income Portfolio - Initial Class	70	358
Fidelity VIP Equity-Income Portfolio - Service Class 2	108	113
Fidelity VIP Government Money Market Portfolio - Initial Class	269	2,258
Fidelity VIP Government Money Market Portfolio - Service Class 2	347	941
Fidelity VIP Growth - Initial Class	593	2,158
Fidelity VIP Growth and Income - Initial Class	26	69
Fidelity VIP Growth and Income - Service Class 2	194	224
Fidelity VIP Growth Opportunities Portfolio - Initial Class	37	356
Fidelity VIP Growth Opportunities Portfolio - Service Class 2	307	508
Fidelity VIP High Income - Initial Class	16	43
Fidelity VIP Index 500 Portfolio - Initial Class	732	2,452
Fidelity VIP Index 500 Portfolio - Service Class 2	792	1,274
Fidelity VIP Investment Grade Bond Portfolio - Initial Class	44	11
Fidelity VIP Investment Grade Bond Portfolio - Service Class 2	128	31
Fidelity VIP Mid Cap Portfolio - Initial Class	172	885
Fidelity VIP Mid Cap Portfolio - Service Class 2	1,000	3,099
Fidelity VIP Overseas Portfolio - Initial Class	36	103
Fidelity VIP Value Portfolio - Service Class 2	35	13
Fidelity VIP Value Strategies - Service Class 2	63	90
Invesco V.I. Discovery Mid Cap Growth Fund*	3	2
Invesco V.I. Diversified Dividend Fund - Series I	40	65
Invesco V.I. Equity and Income Fund	111	212
Invesco V.I. Health Care Fund - Series I	38	94
Invesco V.I. Global Real Estate Fund - Series I	105	165
Invesco V.I. Small Cap Equity Fund - Series I	27	20
Invesco V.I. Technology Fund - Series I	139	373
MFS Core Equity Portfolio - Initial Class	2	8
MFS Growth Series - Initial Class	91	238
MFS Investors Trust Series - Initial Class	9	69
MFS Research Series - Initial Class	3	23
T. Rowe Price Equity Income Portfolio	741	1,228
T. Rowe Price International Stock Portfolio	269	291
T. Rowe Price Limited-Term Bond Portfolio	96	76
T. Rowe Price Mid-Cap Growth Portfolio	138	462
Grand Total	$ 10,512	$ 25,115

* Formerly named Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund.

(4)   POLICY CHARGES AND DEDUCTIONS

The following policy charges are deducted by the Sponsor from the Separate Account, and are considered to be related party transactions.

Mortality and Expense Risk Charges - The mortality risk and expense risk charges are applied daily against the net assets representing equity of policyholders held in each subaccount. The annual effective rates for these charges have a maximum rate of:

Investrac Gold Variable Universal Life	0.90%
Investrac Advantage Variable Universal Life	1.25%
Survivorship Variable Universal Life	0.90%
WealthQuest III Variable Universal Life	0.70%

Monthly Administrative Charges - A monthly charge to the accumulated value is deducted equal to a monthly cost of insurance, including additional charges for riders if applicable. Also, a monthly maintenance fee varying by product is assessed as follows:

Investrac Gold Variable Universal Life	$	2.50
Investrac Advantage Variable Universal Life	$	7.50
Survivorship Variable Universal Life	$	5.00
WealthQuest III Variable Universal Life	$	7.50

The monthly charge and monthly maintenance fee are imposed directly and charged directly to the contract owner accounts through the redemption of units.

Surrender Charge - A surrender charge is imposed upon the surrender of variable life insurance contracts to compensate the Sponsor for sales and other marketing expenses. The amount of any surrender charge will depend on the number of years that have elapsed since the contract was issued. In addition, partial surrenders will be assessed a $25 fee. No surrender charge will be imposed on death benefits. The surrender charge is imposed directly to the contract owner accounts through the redemption of units.

Transfer Charge - After the first twelve transfers in any one policy year for transfers made among the subaccounts (after four for the Investrac Gold Variable Universal Life product), a $25 transfer charge is imposed. Except for Wealthquest III Variable Universal Life, Investrac Advantage Variable Universal Life, and Survivorship Variable Universal Life, which imposes a $10 transfer fee. The transfer charge is imposed directly to the contract owner accounts through the redemption of units.

Premium Charge - Premium loads vary by product as follows:

Investrac Gold Variable Universal Life - a 4% sales charge and a $2.00 transaction charge plus applicable premium tax up to 4%.
Investrac Advantage Variable Universal Life - no sales charges or loads.
Survivorship Variable Universal Life - up to a 3% sales charge.
WealthQuest III Variable Universal Life - up to a 6% sales charge.

The premium charge is imposed directly to the contract owner accounts through the redemption of units.

New Accounting Pronouncements Issued but Not Yet Effective - All new accounting standards and updates of existing standards issued but not yet effective as of December 31, 2024 were considered and did not relate to accounting policies and procedures pertinent to the Separate Account at this time or were not expected to have a material impact to the financial statements.

(5) FINANCIAL HIGHLIGHTS

The Sponsor sells a number of variable universal life products having unique combinations of features and fees that are charged against the policyholder's account balance (see Note 4). Differences in fee structures result in a variety of expense ratios and total returns. The unit value, the expense ratio and the total returns are presented for the product with the lowest and highest expense ratio:

		Units	Unit Value	Net Assets	Investment[1]	Expense Ratio[2]	Total Return[3]
		(000s)	Lowest to Highest($)	(000s)($)	Income Ratio	Lowest to Highest	Lowest to Highest
Alger Balanced Portfolio - Class I-2							
December 31,	2024	640	3.90	2,498	0.19	0.70	16.98
December 31,	2023	662	3.33	2,207	1.81	0.70	17.46
December 31,	2022	707	2.84	2,007	5.72	0.70	(11.13)
December 31,	2021	750	3.19	2,395	3.78	0.70	18.30
December 31,	2020	779	2.70	2,103	1.73	0.70	9.76
Alger Capital Appreciation Portfolio - Class I-2							
December 31,	2024	831	11.92	9,907	—	0.70	48.50
December 31,	2023	878	8.03	7,048	—	0.70	44.51
December 31,	2022	966	5.56	5,369	8.31	0.70	(36.32)
December 31,	2021	1,048	8.72	9,140	21.64	0.70	19.02
December 31,	2020	1,104	7.33	8,095	15.10	0.70	39.43
Alger Growth & Income Portfolio - Class I-2							
December 31,	2024	439	5.65	2,482	0.95	0.70	22.89
December 31,	2023	452	4.60	2,080	4.60	0.70	24.45
December 31,	2022	467	3.70	1,725	8.59	0.70	(14.83)
December 31,	2021	468	4.34	2,031	8.65	0.70	31.15
December 31,	2020	487	3.31	1,610	1.92	0.70	13.75
Alger Large Cap Growth Portfolio - Class I-2							
December 31,	2024	578	6.84	3,951	—	0.70	42.91
December 31,	2023	627	4.78	3,000	—	0.70	32.88
December 31,	2022	692	3.60	2,492	4.99	0.70	(38.53)
December 31,	2021	726	5.86	4,253	22.24	0.70	12.01
December 31,	2020	787	5.23	4,116	16.93	0.70	65.51
Alger Mid Cap Growth Portfolio - Class I-2							
December 31,	2024	860	5.31	4,561	—	0.70	21.08
December 31,	2023	923	4.38	4,042	—	0.70	23.67
December 31,	2022	972	3.54	3,445	3.25	0.70	(35.79)
December 31,	2021	1,049	5.52	5,789	32.94	0.70	4.30
December 31,	2020	1,147	5.29	6,069	14.51	0.70	62.82
Alger Small Cap Growth Portfolio - Class I-2							
December 31,	2024	385	5.61	2,163	0.38	0.70	8.12
December 31,	2023	407	5.19	2,113	—	0.70	16.48
December 31,	2022	425	4.46	1,895	18.87	0.70	(37.60)
December 31,	2021	467	7.14	3,337	28.78	0.70	(5.52)
December 31,	2020	510	7.56	3,855	8.23	0.70	65.08
Federated Hermes Fund for U.S. Government Securities II							
December 31,	2024	195	1.39	271	3.52	0.70	0.54
December 31,	2023	193	1.38	267	2.49	0.70	4.41
December 31,	2022	193	1.32	256	1.83	0.70	(12.24)
December 31,	2021	193	1.51	290	1.89	0.70	(0.89)
December 31,	2020	138	1.52	209	2.42	0.70	2.77
Federated Hermes High Income Bond Fund II - Primary Shares							
December 31,	2024	257	3.77	970	5.50	0.70	6.40
December 31,	2023	303	3.55	1,076	5.85	0.70	13.55
December 31,	2022	327	3.12	1,021	5.51	0.70	(11.21)
December 31,	2021	335	3.52	1,178	4.57	0.70	5.03
December 31,	2020	328	3.35	1,100	5.97	0.70	3.74

		Units (000s)	Unit Value Lowest to Highest($)	Net Assets (000s)($)	Investment[1] Income Ratio	Expense Ratio[2] Lowest to Highest	Total Return[3] Lowest to Highest
Federated Hermes Kaufmann Fund II - Primary Shares							
December 31,	2024	219	5.28	1,155	3.46	0.70	17.12
December 31,	2023	217	4.51	977	—	0.70	17.16
December 31,	2022	223	3.85	856	12.51	0.70	(29.81)
December 31,	2021	232	5.48	1,270	6.67	0.70	2.24
December 31,	2020	235	5.36	1,259	9.26	0.70	26.42
Federated Hermes Managed Volatility Fund II - Primary Shares							
December 31,	2024	172	3.17	544	2.18	0.70	16.33
December 31,	2023	180	2.72	489	1.85	0.70	8.88
December 31,	2022	183	2.50	457	25.71	0.70	(13.63)
December 31,	2021	203	2.89	588	1.75	0.70	18.62
December 31,	2020	203	2.44	496	2.60	0.70	—
Federated Hermes Quality Bond Fund II - Primary Shares							
December 31,	2024	114	1.82	207	2.89	0.70	3.91
December 31,	2023	109	1.75	191	2.61	0.70	8.04
December 31,	2022	113	1.62	183	4.15	0.70	(9.38)
December 31,	2021	147	1.79	263	3.43	0.70	(1.34)
December 31,	2020	126	1.81	227	3.36	0.70	5.23
Fidelity VIP Asset Manager Growth Portfolio - Initial Class							
December 31,	2024	246	3.29 to 5.49	905	2.87	0.90 to 1.25	9.42 to 9.81
December 31,	2023	276	3.01 to 5.00	950	1.82	0.90 to .125	14.93 to 15.33
December 31,	2022	285	2.62 to 4.33	851	8.21	0.90 to 1.25	(17.91) to (17.62)
December 31,	2021	310	3.19 to 5.26	1,118	2.73	0.90 to 1.25	12.37 to 12.86
December 31,	2020	338	2.84 to 4.66	1,113	2.54	0.90 to 1.25	15.92 to 16.21
Fidelity VIP Asset Manager Portfolio - Initial Class							
December 31,	2024	166	2.92 to 4.78	666	2.97	0.90 to 1.25	7.14 to 7.52
December 31,	2023	179	2.73 to 4.45	671	3.28	0.90 to 1.25	11.54 to 11.94
December 31,	2022	219	2.45 to 3.97	734	8.85	0.90 to 1.25	(15.99) to (15.70)
December 31,	2021	241	2.91 to 4.71	941	2.17	0.90 to 1.25	8.62 to 8.88
December 31,	2020	251	2.68 to 4.33	896	2.78	0.90 to 1.25	13.56 to 13.95
Fidelity VIP Balanced Portfolio - Initial Class							
December 31,	2024	433	4.35 to 4.37	1,953	4.92	0.90 to 1.25	14.47 to 14.87
December 31,	2023	452	3.79 to 3.82	1,783	5.26	0.90 to 1.25	20.02 to 20.44
December 31,	2022	458	3.15 to 3.18	1,512	7.28	0.90 to 1.25	(18.96) to (18.67)
December 31,	2021	482	3.87 to 3.93	1,966	8.16	0.90 to 1.25	16.93 to 17.27
December 31,	2020	490	3.30 to 3.36	1,712	2.89	0.90 to 1.25	20.86 to 28.91
Fidelity VIP Contrafund Portfolio - Initial Class							
December 31,	2024	1,785	10.90 to 20.13	23,627	12.18	0.90 to 1.25	32.12 to 32.58
December 31,	2023	1,845	8.25 to 15.18	18,570	4.03	0.90 to 1.25	31.80 to 32.26
December 31,	2022	1,952	6.26 to 11.48	14,866	5.25	0.90 to 1.25	(27.23) to (26.97)
December 31,	2021	2,051	8.60 to 15.72	21,435	12.58	0.90 to 1.25	26.31 to 26.64
December 31,	2020	2,209	6.81 to 12.41	18,211	0.74	0.90 to 1.25	28.94 to 29.39
Fidelity VIP Contrafund Portfolio - Service Class 2							
December 31,	2024	3,040	9.65	29,337	12.57	0.70	33.64
December 31,	2023	3,158	7.22	22,806	3.95	0.70	33.71
December 31,	2022	3,419	5.40	18,463	5.21	0.70	(26.18)
December 31,	2021	3,571	7.32	26,124	12.78	0.70	27.68
December 31,	2020	3,793	5.73	21,741	0.60	0.70	28.22
Fidelity VIP Equity-Income Portfolio - Initial Class							
December 31,	2024	783	4.98 to 10.25	5,620	7.50	0.90 to 1.25	13.90 to 14.31
December 31,	2023	825	4.38 to 8.97	5,223	4.83	0.90 to 1.25	9.28 to 9.66
December 31,	2022	866	4.00 to 8.18	5,003	5.14	0.90 to 1.25	(6.14) to (5.81)
December 31,	2021	962	4.27 to 8.68	5,802	12.77	0.90 to 1.25	23.30 to 23.83
December 31,	2020	1,126	3.46 to 7.01	5,355	6.45	0.90 to 1.25	5.49 to 5.73

(5)   FINANCIAL HIGHLIGHTS (CONTINUED)

		Units	Unit Value	Net Assets	Investment[1]	Expense Ratio[2]	Total Return[3]
		(000s)	Lowest to Highest($)	(000s)($)	Income Ratio	Lowest to Highest	Lowest to Highest
Fidelity VIP Equity-Income Portfolio - Service Class 2							
December 31,	2024	418	4.05	1,693	7.78	0.70	15.04
December 31,	2023	424	3.52	1,493	4.81	0.70	10.80
December 31,	2022	457	3.18	1,452	5.23	0.70	(4.12)
December 31,	2021	467	3.31	1,547	12.78	0.70	24.61
December 31,	2020	502	2.66	1,334	6.25	0.70	4.28
Fidelity VIP Government Money Market Portfolio - Initial Class							
December 31,	2024	4,963	1.23 to 1.24	6,651	5.00	0.90 to 1.25	4.00 to 4.00
December 31,	2023	6,693	1.18 to 1.19	8,491	4.81	0.90 to 1.25	3.73 to 3.59
December 31,	2022	6,130	1.14 to 1.53	7,566	1.41	0.90 to 1.25	0.00 to 0.53
December 31,	2021	6,348	1.14	7,836	0.01	0.90 to 1.25	(1.58) to (0.59)
December 31,	2020	6,444	1.15 to 1.16	8,061	0.33	0.90 to 1.25	(1.71) to (0.85)
Fidelity VIP Government Money Market Portfolio - Service Class 2							
December 31,	2024	3,836	1.10	4,236	4.74	0.70	4.89
December 31,	2023	4,451	1.05	4,686	4.55	0.70	4.84
December 31,	2022	4,375	1.00	4,393	1.27	0.70	1.58
December 31,	2021	4,309	0.99	4,260	0.01	0.70	(0.14)
December 31,	2020	4,529	0.99	4,469	0.25	0.70	—
Fidelity VIP Growth - Initial Class							
December 31,	2024	2,640	9.05 to 18.73	30,685	22.03	0.90 to 1.25	28.76 to 29.21
December 31,	2023	2,785	7.03 to 14.50	25,166	4.70	0.90 to 1.25	34.55 to 35.024
December 31,	2022	3,112	5.23 to 10.74	20,848	8.09	0.90 to 1.25	(25.39) to (25.13)
December 31,	2021	3,355	7.01 to 14.34	29,873	20.57	0.90 to 1.25	21.63 to 22.16
December 31,	2020	3,682	5.76 to 11.74	26,719	9.41	0.90 to 1.25	42.22 to 42.48
Fidelity VIP Growth and Income - Initial Class							
December 31,	2024	356	4.81 to 5.35	1,874	8.10	0.90 to 1.25	20.68 to 21.11
December 31,	2023	368	3.97 to 4.43	1,606	4.95	0.90 to 1.25	17.25 to 17.66
December 31,	2022	503	3.38 to 3.78	1,880	3.74	0.90 to 1.25	(6.13) to (5.80)
December 31,	2021	369	3.59 to 4.03	1,461	6.94	0.90 to 1.25	24.26 to 24.95
December 31,	2020	393	2.87 to 3.24	1,242	7.17	0.90 to 1.25	6.59 to 6.69
Fidelity VIP Growth and Income - Service Class 2							
December 31,	2024	218	5.50	1,199	8.14	0.70	22.52
December 31,	2023	227	4.49	1,021	5.40	0.70	18.63
December 31,	2022	245	3.79	927	3.57	0.70	(4.88)
December 31,	2021	255	3.98	1,016	6.86	0.70	25.95
December 31,	2020	263	3.16	831	7.25	0.70	8.52
Fidelity VIP Growth Opportunities Portfolio - Initial Class							
December 31,	2024	773	7.07 to 8.37	6,751	—	0.90 to 1.25	37.15 to 37.64
December 31,	2023	819	5.14 to 6.10	5,202	—	0.90 to 1.25	43.85 to 44.35
December 31,	2022	876	3.56 to 4.24	3,863	20.66	0.90 to 1.25	(38.92) to (38.70)
December 31,	2021	978	5.81 to 6.94	7,030	9.08	0.90 to 1.25	10.55 to 11.03
December 31,	2020	1,119	5.23 to 6.28	7,276	5.74	0.90 to 1.25	66.58 to 89.49
Fidelity VIP Growth Opportunities Portfolio - Service Class 2							
December 31,	2024	580	10.88	6,308	—	0.70	38.73
December 31,	2023	604	7.84	4,739	—	0.70	45.24
December 31,	2022	664	5.40	3,585	19.78	0.70	(38.26)
December 31,	2021	684	8.75	5,986	8.80	0.70	11.71
December 31,	2020	656	7.83	5,133	5.64	0.70	67.31
Fidelity VIP High Income - Initial Class							
December 31,	2024	243	2.14 to 3.29	606	5.96	0.90 to 1.25	7.61 to 7.99
December 31,	2023	259	1.98 to 3.05	599	5.64	0.90 to 1.25	9.11 to 9.49
December 31,	2022	277	1.82 to 2.79	583	5.13	0.90 to 1.25	(12.47) to (12.17)
December 31,	2021	289	2.08 to 3.17	693	5.36	0.90 to 1.25	2.89 to 3.32
December 31,	2020	346	2.02 to 3.07	764	4.95	0.90 to 1.25	1.51 to 1.99

(5)   FINANCIAL HIGHLIGHTS (CONTINUED)

		Units	Unit Value	Net Assets	Investment[1]	Expense Ratio[2]	Total Return[3]
		(000s)	Lowest to Highest($)	(000s)($)	Income Ratio	Lowest to Highest	Lowest to Highest
Fidelity VIP Index 500 Portfolio - Initial Class							
December 31,	2024	3,802	6.76 to 16.23	33,490	1.33	0.90 to 1.25	23.44 to 23.77
December 31,	2023	4,016	5.48 to 13.11	28,752	2.38	0.90 to 1.25	24.63 to 25.07
December 31,	2022	4,216	4.40 to 10.49	24,333	2.23	0.90 to 1.25	(19.23) to (18.94)
December 31,	2021	4,508	5.45 to 12.94	32,121	1.98	0.90 to 1.25	26.97 to 27.45
December 31,	2020	4,780	4.29 to 10.15	26,914	2.08	0.90 to 1.25	16.89 to 17.21
Fidelity VIP Index 500 Portfolio - Service Class 2							
December 31,	2024	3,270	6.73	22,012	1.13	0.70	24.67
December 31,	2023	3,371	5.40	18,203	2.20	0.70	26.19
December 31,	2022	3,565	4.28	15,256	1.99	0.70	(18.08)
December 31,	2021	3,698	5.22	19,318	1.78	0.70	28.67
December 31,	2020	3,872	4.06	15,732	1.89	0.70	16.75
Fidelity VIP Investment Grade Bond Portfolio - Initial Class							
December 31,	2024	273	2.06 to 2.93	661	3.52	0.90 to 1.25	0.51 to 0.87
December 31,	2023	262	2.05 to 2.91	636	2.56	0.90 to 1.25	4.89 to 5.25
December 31,	2022	284	1.95 to 2.76	654	7.53	0.90 to 1.25	(14.04) to (13.74)
December 31,	2021	314	2.27 to 3.20	830	4.84	0.90 to 1.25	(2.03) to (1.44)
December 31,	2020	331	2.32 to 3.25	882	2.20	0.90 to 1.25	8.33 to 8.41
Fidelity VIP Investment Grade Bond Portfolio - Service Class 2							
December 31,	2024	327	1.67	547	3.50	0.70	1.74
December 31,	2023	274	1.64	451	2.41	0.70	7.58
December 31,	2022	301	1.53	461	7.44	0.70	(13.28)
December 31,	2021	294	1.76	518	4.62	0.70	(1.00)
December 31,	2020	292	1.78	519	2.05	0.70	7.23
Fidelity VIP Mid Cap Portfolio - Initial Class							
December 31,	2024	1,308	11.85 to 13.50	16,290	13.31	0.90 to 1.25	16.02 to 16.43
December 31,	2023	1,378	10.22 to 11.60	14,765	3.32	0.90 to 1.25	13.65 to 14.05
December 31,	2022	1,462	8.99 to 10.17	13,749	7.06	0.90 to 1.25	(15.80) to (15.51)
December 31,	2021	1,581	10.68 to 12.04	17,610	16.16	0.90 to 1.25	24.00 to 24.47
December 31,	2020	1,753	8.61 to 9.67	15,784	0.66	0.90 to 1.25	16.82 to 22.10
Fidelity VIP Mid Cap Portfolio - Service Class 2							
December 31,	2024	3,971	8.35	33,171	13.71	0.70	17.27
December 31,	2023	4,270	7.12	30,416	3.25	0.70	15.26
December 31,	2022	4,598	6.18	28,419	7.11	0.70	(14.64)
December 31,	2021	4,890	7.24	35,403	16.92	0.70	25.47
December 31,	2020	5,134	5.77	29,616	0.40	0.70	16.30
Fidelity VIP Overseas Portfolio - Initial Class							
December 31,	2024	472	2.79 to 3.97	1,585	6.01	0.90 to 1.25	3.74 to 4.10
December 31,	2023	488	2.69 to 3.81	1,610	1.30	0.90 to 1.25	19.01 to 19.43
December 31,	2022	510	2.26 to 3.19	1,410	2.00	0.90 to 1.25	(25.42) to (25.16)
December 31,	2021	525	3.03 to 4.27	1,932	7.99	0.90 to 1.25	18.09 to 18.48
December 31,	2020	567	2.57 to 3.60	1,808	0.99	0.90 to 1.25	14.17 to 14.58
Fidelity VIP Value Portfolio - Service Class 2							
December 31,	2024	130	4.59	591	11.69	0.70	11.04
December 31,	2023	125	4.14	518	4.62	0.70	19.90
December 31,	2022	150	3.45	517	4.61	0.70	(3.35)
December 31,	2021	154	3.57	549	12.58	0.70	30.79
December 31,	2020	172	2.73	471	5.58	0.70	7.93

(5)   FINANCIAL HIGHLIGHTS (CONTINUED)

		Units (000s)	Unit Value Lowest to Highest($)	Net Assets (000s)($)	Investment[1] Income Ratio	Expense Ratio[2] Lowest to Highest	Total Return[3] Lowest to Highest
Fidelity VIP Value Strategies - Service Class 2							
December 31,	2024	199	5.05	1,008	14.79	0.70	9.20
December 31,	2023	207	4.63	958	4.26	0.70	21.24
December 31,	2022	253	3.82	965	5.57	0.70	(6.06)
December 31,	2021	255	4.06	1,036	9.79	0.70	33.19
December 31,	2020	254	3.05	775	6.75	0.70	7.02
Invesco V.I. Discovery Mid Cap Growth Fund*							
December 31,	2024	3	36.17	112	—	0.70	24.20
December 31,	2023	3	29.12	91	—	0.70	14.16
December 31,	2022	4	25.51	99	28.41	0.70	(31.03)
December 31,	2021	5	36.98	191	10.96	0.70	18.83
December 31,	2020	5	31.12	162	—	0.70	44.79
Invesco V.I. Diversified Dividend Fund - Series I							
December 31,	2024	6	84.70	542	6.08	0.70	13.08
December 31,	2023	7	74.90	502	9.78	0.70	10.04
December 31,	2022	9	68.07	598	14.53	0.70	(1.91)
December 31,	2021	9	69.39	602	2.70	0.70	19.67
December 31,	2020	7	57.99	421	5.46	0.70	0.10
Invesco V.I. Equity and Income Fund**							
December 31,	2024	592	3.65	2,157	15.10	0.70	12.28
December 31,	2023	629	3.25	2,042	7.26	0.70	11.11
December 31,	2022	690	2.92	2,015	15.10	0.70	(7.01)
December 31,	2021	702	3.14	2,205	2.82	0.70	—
December 31,	2020	—	—	—	—	—	—
Invesco V.I. Health Care Fund - Series I							
December 31,	2024	249	4.15	1,035	—	0.70	4.10
December 31,	2023	265	3.99	1,056	—	0.70	3.54
December 31,	2022	289	3.85	1,113	13.78	0.70	(13.36)
December 31,	2021	301	4.44	1,336	11.33	0.70	12.48
December 31,	2020	320	3.95	1,265	2.67	0.70	13.17
Invesco V.I. Global Real Estate Fund - Series I							
December 31,	2024	568	3.98	2,262	2.57	0.70	(1.82)
December 31,	2023	593	4.05	2,402	1.49	0.70	9.68
December 31,	2022	600	3.70	2,217	2.83	0.70	(24.58)
December 31,	2021	657	4.90	3,220	2.75	0.70	25.96
December 31,	2020	680	3.89	2,644	7.93	0.70	(13.56)
Invesco V.I. Managed Volatility Fund - Series I***							
December 31,	2024	—	—	—	—	—	—
December 31,	2023	—	—	—	—	—	—
December 31,	2022	—	—	—	—	—	—
December 31,	2021	—	—	—	2.08	0.70	—
December 31,	2020	737	2.75	2,027	4.36	0.70	(2.89)
Invesco V.I. Small Cap Equity Fund - Series I							
December 31,	2024	151	4.65	702	4.83	0.70	17.96
December 31,	2023	152	3.94	598	1.73	0.70	17.73
December 31,	2022	184	3.34	616	18.50	0.70	(20.54)
December 31,	2021	185	4.21	778	5.44	0.70	20.96
December 31,	2020	202	3.48	705	9.50	0.70	24.73
Invesco V.I. Technology Fund - Series I							
December 31,	2024	297	5.38	1,599	4.27	0.70	34.30
December 31,	2023	351	4.00	1,405	—	0.70	47.52
December 31,	2022	404	2.71	1,097	38.00	0.70	(39.58)
December 31,	2021	407	4.49	1,830	9.57	0.70	14.84
December 31,	2020	422	3.91	1,651	9.29	0.70	43.75
MFS Core Equity Portfolio - Initial Class							
December 31,	2024	4	74.94	332	4.97	0.70	20.11
December 31,	2023	5	62.40	284	5.14	0.70	23.14
December 31,	2022	5	50.67	274	11.50	0.70	(17.13)
December 31,	2021	6	61.14	349	7.86	0.70	25.42
December 31,	2020	7	48.75	321	5.61	0.70	18.41

*This fund was opened on April 30, 2020.
**This fund was opened on April 30, 2021.
***This fund was closed on April 30, 2021.

(5)   FINANCIAL HIGHLIGHTS (CONTINUED)

		Units	Unit Value	Net Assets	Investment[1]	Expense Ratio[2]	Total Return[3]
		(000s)	Lowest to Highest($)	(000s)($)	Income Ratio	Lowest to Highest	Lowest to Highest
MFS Growth Series - Initial Class							
December 31,	2024	190	9.12	1,730	7.91	0.70	31.45
December 31,	2023	209	6.93	1,447	7.73	0.07	36.27
December 31,	2022	224	5.09	1,139	11.32	0.70	(31.57)
December 31,	2021	233	7.44	1,732	13.71	0.70	23.53
December 31,	2020	240	6.02	1,443	6.38	0.70	30.52
MFS Investors Trust Series - Initial Class							
December 31,	2024	61	6.03	370	8.03	0.70	19.47
December 31,	2023	72	5.04	366	6.48	0.70	20.02
December 31,	2022	83	4.20	350	13.57	0.70	(16.20)
December 31,	2021	86	5.01	429	3.77	0.70	26.96
December 31,	2020	86	3.95	341	3.83	0.70	12.25
MFS Research Series - Initial Class							
December 31,	2024	28	6.59	188	6.29	0.70	18.56
December 31,	2023	32	5.56	179	5.95	0.70	22.30
December 31,	2022	35	4.54	158	13.13	0.70	(17.20)
December 31,	2021	36	5.49	196	6.36	0.70	24.41
December 31,	2020	40	4.41	178	4.50	0.70	16.05
T. Rowe Price Equity Income Portfolio							
December 31,	2024	3,109	4.77 to 5.02	15,121	8.33	0.70 to 1.25	10.30 to 11.83
December 31,	2023	3,239	4.27 to 4.55	14,114	6.25	0.70 to 1.25	8.18 to 9.75
December 31,	2022	3,634	3.89 to 4.21	14,487	6.95	0.70 to 1.25	(4.54) to (2.92)
December 31,	2021	3,679	4.00 to 4.41	15,104	8.91	0.70 to 1.25	24.09 to 25.89
December 31,	2020	3,865	3.18 to 3.55	12,639	4.79	0.70 to 1.25	(0.28) to 0.00
T. Rowe Price International Stock Portfolio							
December 31,	2024	1,671	2.18 to 2.87	4,560	3.38	0.70 to 1.25	1.96 to 3.29
December 31,	2023	1,708	2.14 to 2.78	4,524	0.98	0.70 to 1.25	14.80 to 17.17
December 31,	2022	1,861	1.87 to 2.37	4,217	3.09	0.70 to 1.25	(16.86) to (15.37)
December 31,	2021	1,962	2.24 to 2.80	5,261	7.00	0.70 to 1.25	0.17 to 1.57
December 31,	2020	1,987	2.24 to 2.76	5,262	5.12	0.70 to 1.25	12.20 to 13.13
T. Rowe Price Limited-Term Bond Portfolio							
December 31,	2024	769	5.61	1,243	4.21	0.70	5.17
December 31,	2023	766	1.54	1,176	3.32	0.70	4.53
December 31,	2022	760	1.47	1,111	2.09	0.70	(3.29)
December 31,	2021	839	1.52	1,275	1.94	0.70	(0.01)
December 31,	2020	822	1.52	1,250	1.98	0.70	3.45
T. Rowe Price Mid-Cap Growth Portfolio							
December 31,	2024	840	9.13 to 12.72	10,011	9.13	0.70 to 1.25	7.95 to 9.32
December 31,	2023	872	8.35 to 11.78	9,599	6.29	0.70 to 1.25	18.47 to 19.96
December 31,	2022	943	6.96 to 9.94	8,663	2.89	0.70 to 1.25	(23.54) to (22.58)
December 31,	2021	1,001	8.99 to 13.01	11,959	10.07	0.70 to 1.25	13.39 to 14.87
December 31,	2020	1,112	7.83 to 11.47	11,636	7.50	0.70 to 1.25	22.28 to 23.70

[1]   These ratios represent dividends, excluding distributions of realized gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

[2]   These ratios represent the annualized policy expenses of the separate account, consisting primarily of mortality and expense charges. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policyholder accounts through the redemption of units and expenses of the underlying fund are excluded.

[3]   These ratios represent the total return, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

(6) UNIT CHANGES

The changes in units outstanding for the periods ended December 31, 2024 and December 31, 2023 were as follows:

Fund	December 31, 2022 Units Outstanding	2023 Units Purchased	2023 Units Redeemed	December 31, 2023 Units Outstanding	2024 Units Purchased	2024 Units Redeemed	December 31, 2024 Units Outstanding
Alger Balanced Portfolio - Class I-2	706,990	38,939	84,059	661,870	49,979	71,439	640,408
Alger Capital Appreciation Portfolio - Class I-2	966,401	241,475	330,111	877,765	59,234	106,138	830,861
Alger Growth & Income Portfolio - Class I-2	466,505	56,416	70,869	452,052	38,573	51,603	439,022
Alger Large Cap Growth Portfolio - Class I-2	692,069	45,419	110,496	626,992	20,875	70,055	577,812
Alger Mid Cap Growth Portfolio - Class I-2	972,459	110,912	160,822	922,549	18,707	81,583	859,673
Alger Small Cap Growth Portfolio - Class I-2	425,131	20,008	38,093	407,046	8,051	29,705	385,392
Federated Hermes Fund for U.S. Government Securities II	193,345	17,579	17,481	193,443	7,935	5,926	195,452
Federated Hermes High Income Bond Fund II - Primary Shares	326,857	66,451	90,094	303,214	72,296	118,596	256,914
Federated Hermes Kaufmann Fund II - Primary Shares	222,508	87,064	92,884	216,688	8,974	6,760	218,902
Federated Hermes Managed Volatility Fund II - Primary Shares	182,621	16,001	18,963	179,659	19,531	27,427	171,763
Federated Hermes Quality Bond Fund II - Primary Shares	112,808	53,258	56,722	109,344	11,356	6,816	113,884
Fidelity VIP Asset Manager Growth Portfolio - Initial Class	285,214	6,029	15,385	275,858	3,754	33,635	245,977
Fidelity VIP Asset Manager Portfolio - Initial Class	219,142	4,284	44,267	179,159	4,182	17,175	166,165
Fidelity VIP Balanced Portfolio - Initial Class	457,554	6,279	11,909	451,924	5,128	24,398	432,654
Fidelity VIP Contrafund Portfolio - Initial Class	1,952,406	35,626	142,834	1,845,198	55,677	116,259	1,784,615
Fidelity VIP Contrafund Portfolio - Service Class 2	3,418,658	334,919	595,351	3,158,226	143,219	261,481	3,039,961
Fidelity VIP Equity-Income Portfolio - Initial Class	866,404	23,475	64,893	824,986	9,397	51,881	782,502
Fidelity VIP Equity-Income Portfolio - Service Class 2	456,796	61,150	93,867	424,079	28,127	34,205	418,002
Fidelity VIP Government Money Market Portfolio - Initial Class	6,129,503	1,329,603	765,971	6,693,135	209,248	1,939,104	4,963,279
Fidelity VIP Government Money Market Portfolio - Service Class 2	4,374,627	1,247,920	1,171,482	4,451,065	320,995	935,674	3,836,386
Fidelity VIP Growth - Initial Class	3,112,054	36,792	363,361	2,785,485	79,593	225,394	2,639,688
Fidelity VIP Growth and Income - Initial Class	503,175	20,177	155,361	367,991	5,208	17,580	355,618
Fidelity VIP Growth and Income - Service Class 2	244,841	36,228	53,628	227,441	38,372	47,984	217,829
Fidelity VIP Growth Opportunities Portfolio - Initial Class	875,713	29,576	86,207	819,082	4,670	51,073	772,679
Fidelity VIP Growth Opportunities Portfolio - Service Class 2	663,797	24,284	83,906	604,175	31,144	55,699	579,622
Fidelity VIP High Income - Initial Class	277,318	8,502	26,853	258,967	6,477	22,226	243,219
Fidelity VIP Index 500 Portfolio - Initial Class	4,216,467	81,886	282,411	4,015,942	114,920	328,921	3,801,941
Fidelity VIP Index 500 Portfolio - Service Class 2	3,564,981	247,038	441,150	3,370,869	126,523	227,739	3,269,655
Fidelity VIP Investment Grade Bond Portfolio - Initial Class	284,282	9,910	31,801	262,391	19,392	9,059	272,724
Fidelity VIP Investment Grade Bond Portfolio - Service Class 2	301,392	117,467	144,782	274,077	78,018	24,777	327,319
Fidelity VIP Mid Cap Portfolio - Initial Class	1,461,845	23,850	107,083	1,378,612	8,183	78,978	1,307,817
Fidelity VIP Mid Cap Portfolio - Service Class 2	4,598,418	465,035	793,539	4,269,914	124,864	423,773	3,971,004
Fidelity VIP Overseas Portfolio - Initial Class	510,055	18,323	40,276	488,102	9,115	25,451	471,766
Fidelity VIP Value Portfolio - Service Class 2	149,837	16,749	41,319	125,267	7,841	4,447	128,660
Fidelity VIP Value Strategies - Service Class 2	252,781	13,819	59,639	206,961	12,877	20,399	199,439
Invesco V.I. Discovery Mid Cap Growth Fund	3,884	886	1,631	3,139	87	130	3,097
Invesco V.I. Diversified Dividend Fund - Series I	8,778	235	2,307	6,706	506	813	6,400
Invesco V.I. Equity and Income Fund	689,537	111,406	172,130	628,813	32,204	69,477	591,540
Invesco V.I. Health Care Fund - Series I	289,164	42,511	66,816	264,859	8,649	24,140	249,368
Invesco V.I. Global Real Estate Fund - Series I	599,985	112,929	120,202	592,712	26,141	50,528	568,325
Invesco V.I. Small Cap Equity Fund - Series I	184,309	35,327	67,873	151,763	6,372	6,982	151,154
Invesco V.I. Technology Fund - Series I	404,192	55,537	108,681	351,048	28,754	82,371	297,431
MFS Core Equity Portfolio - Initial Class	5,411	43	910	4,544	36	147	4,433
MFS Growth Series - Initial Class	223,731	24,523	39,534	208,720	10,826	29,755	189,791
MFS Investors Trust Series - Initial Class	83,321	19,263	30,123	72,461	1,652	12,652	61,461
MFS Research Series - Initial Class	34,699	1,319	3,885	32,133	457	4,111	28,478
T. Rowe Price Equity Income Portfolio	3,634,484	161,555	557,476	3,238,563	161,823	291,099	3,109,289
T. Rowe Price International Stock Portfolio	1,860,598	320,252	472,390	1,708,460	95,873	133,424	1,670,908
T. Rowe Price Limited-Term Bond Portfolio	760,300	61,322	56,024	765,598	60,677	57,070	769,197
T. Rowe Price Mid-Cap Growth Portfolio	943,431	17,373	89,060	871,744	10,881	42,546	840,079
Total	54,170,778	5,916,924	8,476,911	51,610,791	2,207,373	6,358,605	47,459,555

(7)   SUBSEQUENT EVENTS

The Separate Account evaluated subsequent events through the date the financial statements were issued. During this period, there were no significant subsequent events that required adjustment to or disclosure in the accompanying financial statements.

AMERICAN NATIONAL INSURANCE COMPANY

Statutory Financial Statements and Supplemental Schedules

December 31, 2024

(With Independent Auditor's Report Thereon)

AMERICAN NATIONAL INSURANCE COMPANY
STATUTORY FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Table of Contents



Deloitte & Touche LLP
1111 Bagby Street, Ste 4500
Houston, TX, 77002
USA

Tel: 1 713 982 2000
Fax: 1 713 982 3000
www.Deloitte.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
American National Insurance Company
Galveston, Texas

Opinions

We have audited the statutory financial statements of American National Insurance Company (the "Company"), which comprise the statutory statements of admitted assets, liabilities, and capital and surplus as of December 31, 2024 and 2023, the related statutory statements of operations and capital and surplus and cash flow for each of the three years in the period ended December 31, 2024, and the related notes to the statutory financial statements (collectively referred to as the "statutory financial statements").

Unmodified Opinion on Statutory-Basis of Accounting

In our opinion, the accompanying statutory financial statements present fairly, in all material respects, the admitted assets, liabilities, and capital and surplus of the Company as of December 31, 2024 and 2023, and the results of its operations and capital and surplus and its cash flow for each of the three years in the period ended December 31, 2024, in accordance with the accounting practices prescribed or permitted by the Texas Department of Insurance as described in Note 2.

Adverse Opinion on Accounting Principles Generally Accepted in the United States of America

In our opinion, because of the significance of the matter described in the Basis for Adverse Opinion on Accounting Principles Generally Accepted in the United States of America section of our report, the statutory financial statements do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2024 and 2023, or the results of its operations and capital and surplus or its cash flow for each of the three years in the period ended December 31, 2024.

Basis for Opinions

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Statutory Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Basis for Adverse Opinion on Accounting Principles Generally Accepted in the United States of America

As described in Note 2 to the statutory financial statements, the statutory financial statements are prepared by the Company using the accounting practices prescribed or permitted by the Texas Department of Insurance, which is a basis of accounting other than accounting principles generally accepted in the United States of America, to meet the requirements of the Texas Department of

Insurance. The effects on the statutory financial statements of the variances between the statutory basis of accounting described in Note 2 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material and pervasive.

Emphasis of Matter

As described in Note 1 to the statutory financial statements, the Company is a member of a controlled group of affiliated companies and the operations of the Company may not be indicative of those that would have occurred had the Company operated as a stand-alone entity. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Statutory Financial Statements

Management is responsible for the preparation and fair presentation of the statutory financial statements in accordance with the accounting practices prescribed or permitted by the Texas Department of Insurance. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of statutory financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the statutory financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the statutory financial statements are issued.

Auditor's Responsibilities for the Audit of the Statutory Financial Statements

Our objectives are to obtain reasonable assurance about whether the statutory financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the statutory financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the statutory financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the statutory financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the statutory financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Report on Supplemental Schedules

Our 2024 audit was conducted for the purpose of forming an opinion on the 2024 statutory financial statements as a whole. The supplemental schedule of selected financial data, supplemental summary investment schedule, and supplemental investment risks interrogatories for the year ended December 31, 2024 are presented for purposes of additional analysis and are not a required part of the 2024 statutory financial statements. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the statutory financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the 2024 statutory financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the statutory financial statements or to the statutory financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the 2024 statutory financial statements as a whole.

Deloitte + Touche LLP

April 24, 2025

AMERICAN NATIONAL INSURANCE COMPANY
STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES, AND CAPITAL AND SURPLUS
(Dollars in Thousands)

	December 31,	
	2024	**2023**
Admitted Assets		
Cash and invested assets		
Bonds	$ 12,136,781	$ 10,675,938
Preferred stocks	295,272	79,525
Common stocks	327,230	41,380
Mortgage loans on real estate, net	5,126,934	5,170,630
Real estate investments	174,412	312,666
Properties occupied by the Company	59,372	62,591
Cash, cash equivalents, and short-term investments	2,701,252	4,009,870
Policy loans	239,005	353,901
Derivative instruments	253,518	217,513
Other invested assets	3,193,836	2,282,164
Receivables for securities	27,341	66,161
Total cash and invested assets	24,534,953	23,272,339
Investment income due and accrued	262,756	212,163
Premiums receivable	57,740	163,439
Reinsurance receivables	4,976,318	3,094,098
Deferred federal income tax asset	292,313	305,785
Excess of loss reinsurance	—	548,219
Other assets	303,624	166,938
Separate accounts assets	5,343,737	2,072,503
Total admitted assets	$ 35,771,441	$ 29,835,484

Liabilities and Capital and Surplus		
Liabilities		
Policyholder reserves	$ 21,918,721	$ 21,086,345
Policy and contract claims:		
Life and annuity	183,086	185,218
Accident and health	10,545	11,054
Reinsurance payables	4,921,669	3,194,558
Commissions and other expenses payable	78,946	75,194
Asset valuation reserve	345,026	229,170
Other liabilities	705,717	618,795
Separate accounts liabilities	5,343,737	2,072,503
Total liabilities	33,507,447	27,472,837
Capital and Surplus		
Common capital stock	5,000	5,000
Paid in surplus	1,120,837	1,120,837
Special surplus	—	56,367
Unassigned surplus	1,138,157	1,180,443
Total capital and surplus	2,263,994	2,362,647
Total liabilities and capital and surplus	$ 35,771,441	$ 29,835,484

See accompanying notes to statutory financial statements.

AMERICAN NATIONAL INSURANCE COMPANY
STATUTORY STATEMENTS OF OPERATIONS
(Dollars in Thousands)

	December 31,		
	2024	**2023**	**2022**
Revenues			
Premiums and considerations	$ (1,513,603)	$ 3,111,521	$ 1,281,121
Net investment income	1,326,283	975,585	1,020,180
Commissions on reinsurance ceded	202,630	144,424	157,971
Reserve adjustments on reinsurance ceded	5,558,080	1,365,599	(208,908)
Other income	46,734	160,417	164,983
Total revenues	**5,620,124**	**5,757,546**	**2,415,347**
Benefits and expenses			
Benefits to policyholders and beneficiaries:			
Life and annuity	538,065	835,836	749,995
Accident and health	27,614	14,082	19,261
Increase in reserve for future policy benefits	785,791	3,622,592	680,728
Direct and assumed commissions	355,710	349,560	274,430
General and administrative expenses	343,706	315,788	267,223
Net transfers to separate accounts	3,055,301	872,804	(52,798)
Other deductions and expenses	577,238	97,833	118,618
Total benefits and expenses	**5,683,425**	**6,108,495**	**2,057,457**
Income (loss) before dividends to policyholders	**(63,301)**	**(350,949)**	**357,890**
Dividends to policyholders	3,003	1,793	1,454
Income (loss) before federal income tax and realized losses	**(66,304)**	**(352,742)**	**356,436**
Federal income tax expense	317,416	51,599	6,474
Income (loss) after dividends to policyholders and federal income tax	**(383,720)**	**(404,341)**	**349,962**
Net realized gains (losses), excluding losses transferred to IMR	140,272	42,500	(2,598)
Net income (loss)	**$ (243,448)**	**$ (361,841)**	**$ 347,364**

See accompanying notes to statutory financial statements.

AMERICAN NATIONAL INSURANCE COMPANY
STATUTORY STATEMENTS OF CAPITAL AND SURPLUS
(Dollars in Thousands)

	Common Capital Stock	Paid in Surplus	Special Surplus	Unassigned Surplus	Capital and Surplus
Balance, January 1, 2023	$ 5,000	$ 26,702	$ —	$ 3,495,964	$ 3,527,666
Net income (loss)	—	—	56,367	(418,208)	(361,841)
Change in unrealized gains (losses)	—	—	—	114,565	114,565
Change in net deferred income tax	—	—	—	110,518	110,518
Change in nonadmitted items	—	—	—	28,541	28,541
Change in asset valuation reserve	—	—	—	387,609	387,609
Surplus adjustment: paid in	—	1,094,135	—	—	1,094,135
Dividends to stockholders	—	—	—	(3,154,087)	(3,154,087)
Reinsurance permitted practice	—	—	—	548,219	548,219
Other	—	—	—	67,322	67,322
Balance, December 31, 2023	5,000	1,120,837	56,367	1,180,443	2,362,647
Net income (loss)	—	—	(56,367)	(187,081)	(243,448)
Change in unrealized gains (losses)	—	—	—	(73,849)	(73,849)
Change in net deferred income tax	—	—	—	53,400	53,400
Change in nonadmitted items	—	—	—	(127,452)	(127,452)
Change in asset valuation reserve	—	—	—	(115,857)	(115,857)
Dividends to stockholders	—	—	—	(59,952)	(59,952)
Reinsurance permitted practice	—	—	—	(548,219)	(548,219)
Other	—	—	—	1,016,724	1,016,724
Balance, December 31, 2024	$ 5,000	$ 1,120,837	$ —	$ 1,138,157	$ 2,263,994

See accompanying notes to statutory financial statements.

AMERICAN NATIONAL INSURANCE COMPANY
STATUTORY STATEMENTS OF CASH FLOW
(Dollars in Thousands)

	December 31,		
	2024	2023	2022
Cash from operations			
Premiums collected, net of reinsurance	$ (2,869,827)	$ 3,109,534	$ 1,279,235
Net investment income collected	1,282,327	1,057,168	976,743
Other income	261,387	312,975	330,631
Benefit and loss related payments	6,287,147	2,240,928	(36,903)
Net transfers (from)/to separate accounts	(3,057,992)	(869,918)	53,067
Commissions and expenses paid	(2,428,602)	(2,438,689)	(1,554,587)
Dividends paid to policyholders	(2,242)	(1,550)	(1,423)
Federal income taxes paid	(367,888)	(25,025)	(48,533)
Net cash from (used in) operations	**(895,690)**	**3,385,423**	**998,230**
Cash from investments			
Proceeds from investments sold, matured, or repaid			
Bonds	3,448,313	2,512,317	3,289,853
Stocks	47,422	371,269	2,170
Mortgage loans	785,483	511,090	1,202,375
Real estate	187,887	26,438	5,371
Other invested assets	568,553	1,618,789	1,248,205
Net gains or (losses) on cash, cash equivalents and short-term investments	(4,578)	10,829	46,593
Miscellaneous proceeds	260,931	128,940	131,926
Total proceeds from investments sold, matured, or repaid	**5,294,011**	**5,179,672**	**5,926,493**
Costs of investments acquired			
Bonds	(3,784,306)	(2,631,741)	(3,900,020)
Stocks	(548,091)	(161,073)	(251,452)
Mortgage loans	(825,380)	(675,509)	(1,467,278)
Real estate	(1,117)	(17,408)	(14,569)
Other invested assets	(1,456,106)	(2,409,015)	(514,797)
Miscellaneous applications	(36,005)	(214,782)	(322,688)
Total costs of investments acquired	**(6,651,005)**	**(6,109,528)**	**(6,470,804)**
Change in policy loans	115,056	(20,670)	(10,349)
Net cash used in investments	**(1,241,938)**	**(950,526)**	**(554,660)**
Cash from financing and other sources			
Net deposits on deposit-type contract funds and other liabilities	66,544	(22,018)	5,812
Dividends to stockholders	—	—	(685,000)
Other cash provided	762,465	187,309	121,592
Net cash from financing and other sources	**829,009**	**165,291**	**(557,596)**
Net change in cash, cash equivalents, and short-term investments	(1,308,618)	2,600,188	(114,026)
Cash, cash equivalents, and short-term investments:			
Beginning of year	4,009,870	1,409,682	1,523,708
End of year	**$ 2,701,252**	**$ 4,009,870**	**$ 1,409,682**
Note: Supplemental disclosure of cash flow information for non-cash transactions:			
Assumed coinsurance premium and in-kind assets	$ 1,260,927	$ —	$ —
PRT premium and in-kind assets	467,510	—	—
Life reinsurance expense	559,504	—	—
Distribution of AEL Vermont III to ANGI	59,952	—	—
Distribution of ANH and ANTAC	—	3,154,087	—
Bonds contributed as capital and paid in surplus	—	1,094,135	—
Real estate acquired in satisfaction of debt	—	64,680	—
Traded previous year's security issuance for current year	—	—	28,563

See accompanying notes to statutory financial statements.

Note 1 - Organization and Description of Business

American National Insurance Company (the "Company" or "ANICO") is a life insurance company currently licensed in 49 states, the District of Columbia, and various U.S. territories. The Company is domiciled and incorporated in the State of Texas and is a wholly-owned subsidiary of American National Group Inc., a Delaware corporation ("ANGI"). Brookfield Wealth Solutions Ltd. ("Brookfield"), formerly known as Brookfield Reinsurance Ltd., is the ultimate parent of the Company.

ANICO, along with its affiliates, which include life insurers, property and casualty insurers, and significant non-insurance enterprises, make up the American National Family of Companies (the "Family"). In addition to ANICO, the Family is comprised of American National Life Insurance Company of Texas ("ANTEX"), Garden State Life Insurance Company ("GSLIC"), American National Life Insurance Company of New York ("ANICONY"), Farm Family Casualty Insurance Company ("FFC"), United Farm Family Insurance Company ("UFF"), American National Property And Casualty Company ("ANPAC"), American National Lloyds Insurance Company ("ANLIC"), American National County Mutual Insurance Company ("ANCMIC"), American National General Insurance Company ("ANGIC") and Freestone Re Ltd. ("Freestone"). ANICO offers a broad line of insurance coverages, including individual and group life, annuities, pension risk transfer business and credit insurance. Various distribution systems are utilized, including career sales and service, multi-line agencies, independent brokerage and marketing groups, managing general agents and managing general underwriters. Major non-insurance affiliates include American National Insurance Holdings, Inc. ("ANIH") and ANTAC, LLC. All administrative and operational services are provided to the other insurance affiliates through various intercompany service agreements.

Note 2 - Summary of Significant Accounting Policies

The preparation of financial statements in conformity with statutory accounting principles ("SAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. It also requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates used to prepare financial statements. Future events, which could impact these statements, include changes in the levels of mortality, morbidity, persistency, collectability, recoverability, market performance, interest rates, and potential for an unpredictable outcome in any given lawsuit. Certain prior year amounts have been reclassified to conform to the current year presentation.

Basis of Presentation

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the State of Texas Department of Insurance, ("TDI").

The TDI recognizes only SAP prescribed by the State of Texas for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the Texas Insurance Law. The National Association of Insurance Commissioners' ("NAIC") Accounting Practices and Procedures manual ("NAIC SAP") has been adopted as a component of prescribed or permitted practices by the State of Texas. The State has implemented and adopted certain exceptions to the prescribed accounting practices found in the NAIC SAP and the Insurance Commissioner of the State of Texas has the right to permit other specific practices that deviate from prescribed practices.

In 2023, the Company was granted a permitted practice that resulted in reported statutory surplus or risk-based capital that is significantly different from the statutory surplus or risk based capital that would have been reported had NAIC statutory accounting practices or the prescribed regulatory accounting practices been followed. In August 2024, the Company terminated its previously reported reinsurance permitted practice as a result of entering into a coinsurance agreement with RGA Life and Annuity Insurance Company ("RGA"), effective July 1, 2024. See Note 12 for additional detail.

Note 2 - Summary of Significant Accounting Policies (continued)

Basis of Presentation (continued)

The following table presents a reconciliation of the Company's net income and capital and surplus between NAIC SAP and practices prescribed or permitted by the State of Texas:

	December 31,		
	2024	**2023**	**2022**
Net income			
At state basis	$ (243,448)	$ (361,841)	$ 334,933
State prescribed/permitted practices that are an increase/(decrease) from NAIC SAP:	—	—	—
NAIC SAP	$ (243,448)	$ (361,841)	$ 334,933
Surplus			
At State basis	$ 2,263,994	$ 2,362,647	$ 3,522,484
State prescribed practices that are an increase/(decrease) from NAIC SAP:	—	—	—
Reinsurance permitted practice	—	548,219	—
NAIC SAP	$ 2,263,994	$ 1,814,428	$ 3,522,484

NAIC statutory accounting principles vary in some respects from accounting principles generally accepted in the United States of America ("GAAP"). The primary differences between GAAP-basis and statutory-basis of accounting for the Company are as follows.

AMERICAN NATIONAL INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS

Item	Description	GAAP Treatment	Statutory Treatment
Bonds and short-term investments	Fixed-income investments with purpose of collecting interest.	Generally, held-to-maturity securities are carried at amortized cost and available-for-sale securities are carried at fair value.	Generally carried at amortized cost.
Common stock - unaffiliated	Investments in common stock of unaffiliated companies.	Recorded at fair value through earnings.	Reported at fair value through surplus.
Common stock - affiliated	Entity that is directly or indirectly owned and controlled by a reporting entity.	GAAP principles require consolidation.	Recorded under the equity method of accounting.
Mortgage loans	Loans to borrowers; secured by a mortgage on real estate with the purpose of collecting interest income.	Unpaid principal balance plus unamortized loan origination fees less allowance for expected credit losses.	Generally carried at unpaid principal balance, or amortized cost if acquired at a discount or premium, net of impairments.
Cash and cash equivalents	Cash or assets that can be readily converted to cash with original maturities of 90 days or less.	Negative cash balances are reported as a liability.	Negative cash balances are reported within cash.
Deferred premiums	Insurance premiums that are paid in installments over time and not yet due.	Deferred premiums offset against liabilities for future policy benefits.	Deferred premiums recorded as assets.
Reinsurance	Transaction that indemnifies an insurer against loss or liability relating to insurance risk.	Recognized based on adequate transfer of risk, allowance for expected credit loss, reported on a gross basis.	Full credit generally given for authorized and certified reinsurers with net reporting generally required. A liability for unauthorized reinsurers in excess of approved collateral is recorded directly to surplus.
Deferred taxes	An asset or liability on the Company's balance sheet due to temporary differences in the financial reporting and tax bases.	A provision is made for deferred income taxes on temporary differences between the financial reporting and the tax bases of assets and liabilities.	NAIC SAP requires an amount to be recorded for deferred taxes. The amount of deferred income tax assets may not be fully recognized as admitted assets and the change in deferred taxes are charged directly to surplus.
Nonadmitted assets	Assets unable to be easily converted to cash.	All assets are recorded on the balance sheet.	Recognition on the balance sheet disallowed; charged to surplus.
Policy Reserves	Excess of future policy claims over future premiums.	Based on the Company's estimates of mortality, morbidity, interest, persistency and withdrawals.	Based on NAIC Valuation Manual requirements for mortality, morbidity and interest and withdrawal requirements and reported net of the effects of indemnity reinsurance transactions.
Interest Maintenance Reserve ("IMR")	Statutory basis only investment reserve used to account for interest rate related realized gains and losses.	GAAP principles require that realized capital gains and losses be recognized in the period in which they occur.	NAIC SAP requires gains and losses from changes in interest rates to be amortized into income (net of tax) over the approximate remaining life of the investment sold.
Asset Valuation Reserve ("AVR")	Statutory basis only reserve intended to establish a reserve to offset potential credit-related investment losses.	No such liability is required.	Life and accident and health insurance companies shall recognize liabilities for an AVR, charged to surplus.
Contracts containing mortality or morbidity risk	Contracts containing mortality or morbidity risk.	Contracts that do not subject the Company to significant risks arising from policyholder mortality or morbidity are accounted for as interest bearing or other financial instruments.	Classified as insurance contracts under SAP.
Universal life revenue	Premiums associated with universal life contracts.	Premiums and deposits included in contract holder liabilities; revenues represent amounts assessed against policyholder.	Premiums and cost of insurance, and other contract charges are recognized as revenue.
Other-than-temporary impairments	Accounting model to be applied to certain financial assets measured at amortized cost.	Estimated credit losses on bonds classified as available for sale are recorded through an allowance for credit losses subject to future reversals if expected cash flows increase.	Credit loss-related bond impairments that are deemed to be other than temporary are recorded as a direct write-down to the security without the ability to reverse those losses in the future if expected cash flows increase.
Policy acquisition costs	Costs associated with the successful acquisition of an insurance policy.	Deferred and amortized over the life of the policy, if recoverable from policy revenues.	Charged to operations as incurred.

The effect of such differences on the statutory basis financial statements have not been determined, but are presumed to be material.

Note 2 - Summary of Significant Accounting Policies (continued)

Investments, Investment Income, and Related Gains and Losses

Bonds and stocks are valued in accordance with the Securities Valuation Office ("SVO") and rules promulgated by the NAIC. For those securities that are not priced by the SVO, the price is obtained from independent pricing services. Bonds not backed by other loans are generally stated at amortized cost using the scientific interest method, except for bonds with an NAIC designation of 6, which are recorded at the lower of amortized cost or estimated fair value.

Loan-backed securities are stated at amortized cost using the retrospective method including anticipated prepayments at the date of purchase, except for those with a NAIC designation 6, which are stated at lower of amortized cost or estimated fair value.

Unaffiliated redeemable preferred stocks with a NAIC designation of 1-3 are stated at book value and those with a NAIC designation of 4-6 are stated at lower of book value or estimated fair value. Unaffiliated perpetual preferred stocks are valued at estimated fair value, not exceeding any current effective call price.

Unaffiliated common stocks are carried at estimated fair value. Changes in unrealized gains and losses on equity securities are included in unassigned surplus. The Federal Home Loan Bank of Dallas ("FHLB") capital stock is only redeemable at par, so the fair value of the capital stock is presumed to be par and carried at cost. Affiliated common stock is reported at underlying audited GAAP equity. Dividends and distributions are recorded in investment income to the extent they are not in excess of the investee's undistributed accumulated earnings, and changes in the equity of subsidiaries are recorded directly to surplus as unrealized gains or losses.

All marketable securities are reviewed quarterly for other-than-temporary impairment based on criteria that includes the extent to which cost exceeds fair value, the duration of market decline, the financial health of and specific prospects for the issuer or the performance of the collateral backing the security. An other-than-temporary impairment is considered to have occurred for bonds that are not loan-backed or other structured securities if it is probable that the Company will be unable to collect all amounts due according to the contractual terms of a debt security in effect at the date of acquisition. For bonds that are loan-backed or other structured securities, an other-than-temporary impairment is considered to have occurred if the Company does not expect to recover the entire amortized cost basis of the security.

A decline in fair value which is other-than-temporary also includes situations where a reporting entity has made a decision to sell a security prior to its maturity at an amount below its carrying value or assessed that they do not have the intent and ability to retain the security for a period of time sufficient to recover cost basis. If it is determined that a decline in the fair value of a bond that is not loan-backed or other structured security is other-than-temporary, the cost basis of the bond is written down to fair value as the new cost basis. When the decline in the fair value of a loan-backed or other structured security is determined to be other-than-temporary because the Company does not expect to recover its entire amortized cost basis, the cost basis of the security is written down to the present value of expected cash flows.

The amount of the write down on bonds due to other-than-temporary impairment is accounted for as a realized loss. The new cost basis is not changed for subsequent recoveries in fair value. Future declines in fair values which are determined to be other-than-temporary, are recorded as realized losses.

Interest on bonds is not accrued when the collection of interest is uncertain. Due and accrued income is excluded from surplus for amounts that are over ninety days past due.

Mortgage loans, are carried at the aggregate unpaid principal balance net of any premiums, discounts and impairments.

The mortgage loan portfolio is reviewed for impairment using criteria that include debt service coverage, annual operating statements, property inspection reports, geographic location and property type. A mortgage loan is considered impaired when it is probable that all amounts due will not be collected according to the contractual terms of the loan agreement and the amount is recognized in the current period as a realized loss.

Note 2 - Summary of Significant Accounting Policies (continued)

Investments, Investment Income, and Related Gains and Losses (continued)

Mortgage loans with temporary difficulties are not considered impaired when the borrower has the financial capacity to fund revenue shortfalls from the properties for the foreseeable future. Individual valuation allowances are established for impaired loans to reduce the carrying value to the fair value of the collateral. The Company closely monitors its commercial mortgage loan portfolio on a loan-by-loan basis. Loans with an estimated collateral value less than the loan balance, as well as loans with other characteristics indicative of higher than normal credit risks are reviewed at least quarterly for purposes of establishing valuation allowances and placing loans on non-accrual status, as necessary. The valuation allowance account for mortgage loans on real estate is maintained at a level believed to be adequate by management and reflects management's best estimate of probable credit losses, including losses incurred at the reporting date but not yet identified by specific loan. Management's periodic evaluation of the adequacy of the allowance for losses is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors.

Interest ceases to be accrued for loans on which interest is more than 90 days past due and/or when the collection of interest is not considered probable. Loans in foreclosure are also placed on non-accrual status. Interest received on non-accrual status mortgage loans is included in net investment income in the period received. Once a loan becomes current, it is placed back into accrual status.

Real estate investments are carried at cost less allowances for depreciation. Depreciation is provided over the estimated useful lives of the properties (7 to 50 years) using the straight-line method.

The real estate portfolio, including joint venture interests, review process is similar to the process for mortgage loans. If a possible impairment is indicated, the fair value of the property is estimated using a variety of techniques, including cash flow analysis, appraisals and comparisons to the values of similar properties. If the carrying value is greater than the estimated fair value, an impairment is recognized in the current period as a realized loss.

Cash, cash equivalents, and short-term investments consist primarily of demand deposits, money market, and other highly liquid debt investments whose maturities are less than one year from the date of purchase. Short-term investments are stated at amortized cost, which approximates fair value.

Other invested assets includes collateral loans, joint ventures, surplus notes, and residual tranches of securitizations. Collateral loans are stated at aggregate unpaid balances. Joint ventures are carried at their underlying audited GAAP Equity basis. Surplus notes are carried at amortized cost. Affiliated residual tranches of securitizations are reported at their underlying audited GAAP equity.

Investments in non-insurance subsidiaries organized as limited liability companies are carried as an asset provided the entity's U.S. GAAP equity is audited and are stated at U.S. GAAP equity. In the absence of an admissible audit, the entire investment is nonadmitted. The financial statements of equity method investees are usually not received in time for the Company to apply the equity method at each reporting period. Therefore, the equity pick-up on these investments has been recorded on a one to three-month lag.

The cost basis of limited partnerships and limited liability companies is adjusted for impairments in value deemed to be other-than-temporary, with the difference between cost and carrying value, which approximates fair value, recognized as a realized loss reported in net income. The new cost basis of an impaired limited partnership or limited liability company is not adjusted for subsequent increases in the underlying audited equity of the investee. Dividends and distributions from limited partnerships and limited liability companies, other than those deemed a return of capital, are recorded in net investment income. Undistributed earnings are included in unrealized gains and losses and are reflected in surplus, net of deferred taxes.

Policy loans are stated at aggregate unpaid balances.

All derivative instruments are carried at fair value, net of collateral when right of offset exists. The Company limits credit risk exposure by purchasing from a number of different parties. Changes in the values of the options are recorded as changes in unrealized gains and losses.

Note 2 - Summary of Significant Accounting Policies (continued)

Investments, Investment Income, and Related Gains and Losses (continued)

The other invested asset portfolio also consists of investments in mineral rights, notes, lines of credit, both affiliated and unaffiliated fixed income instruments, leases, tax credit investments, and investments with the characteristics of common stock.

Surplus debentures are carried at amortized cost. Minor ownership interest in partnerships are carried at proportional amortized cost in accordance with *SSAP No. 93, Low Income Housing Tax Credit Property Investments* ("LIHTC Investments"). Mineral rights are carried at cost. Other invested assets with the underlying characteristics of mortgage loans are valued the same as mortgage loans as noted above. Notes and lines of credit are reported at the net unpaid balance, net of any premiums, discounts and impairments. Residual interests are carried using the "cost recovery" method (as defind in Note 3). The remainder of the Company's other invested assets are carried at fair value.

Revenues, Benefits, and Expenses

Life premiums are recognized as income over the premium paying period of the related policies. Annuity considerations are recognized as revenue when received. Health premiums are earned ratably over the terms of the related insurance and reinsurance contracts or policies. Benefits and expenses are charged to current operations as incurred. Expenses incurred in connection with issuance of new business, including acquisition costs such as sales commissions, are charged to operations as incurred.

The Company has issued a number of single premium deferred annuities that credit a policy return based on the performance of underlying equity index; however, the policies' earnings cannot be less than zero. The Company issues policies once a week and purchases over-the-counter call options at the time of issue, thereby closely matching the timing and other characteristics of the option assets to the index-related liabilities. All options purchased for this program are reported as derivatives in the Statutory Statement of Admitted Asset, Liabilities, and Capital and Surplus, net of collateral when right of offset exists. Changes in the values of the options are recorded as changes in unrealized gains and losses.

Policyholder Reserves

Policyholder reserves are calculated to provide for future contractual benefits using the net level premium and commissioners reserve valuation methods and assumed rates of interest, mortality, and morbidity consistent with statutory requirements. Such liabilities are necessarily based on assumptions and estimates and while management believes the amount is adequate, the ultimate liability may be in excess of or less than the amount provided. The methods for making such estimates and establishing the resulting liability is continually reviewed and any adjustments are reflected in the period determined. Refer to Note 13 - Life and Health Insurance Reserves for further discussion of reserves for life contracts and deposit-type contracts.

Federal Income Tax

The Company is taxed as a life insurance company. Statutory net income differs from taxable income due to unique provisions of the federal income tax laws for life insurance companies, and due to differences in the timing of income and expense recognition for financial statement reporting versus federal income tax return reporting purposes. Temporary differences primarily include such items as policyholder dividends, reserves for future policy benefits, policy acquisition costs, and accrual of discount on investments.

Net deferred income tax assets and liabilities are classified as deferred federal income tax asset or liability in the accompanying statutory financial statements. Changes in deferred tax assets or liabilities are recognized as a separate component of gains and losses in surplus (change in net deferred income tax) except to the extent allocated to changes in unrealized gains or losses, changes in underfunded pension plan and changes in nonadmitted items.

For statutory financial statement purposes, the Company accounts for income taxes using the modified separate return method. Under this method, current and deferred tax expense or benefit is determined on a standalone basis; however the Company also considers taxable income or losses from other members of the consolidated tax return group when evaluating the realizability of its deferred income tax assets and determining the amount of its net admitted deferred income tax assets or liabilities.

Note 2 - Summary of Significant Accounting Policies (continued)

Federal Income Tax (continued)

SSAP No. 101, *Income Taxes*, requires us to evaluate the recoverability of our deferred tax assets and establish a valuation allowance, if necessary, to reduce our deferred tax assets to an amount that is more likely than not to be realized.

The Company recognizes tax benefits on uncertain tax positions if it is more likely than not the position, based on its technical merits, will be sustained by taxing authorities. The Company recognizes the largest benefit that is greater than 50% likely of being ultimately realized upon settlement.

Real Estate

Fixed assets are recorded at cost less accumulated depreciation. Gain or loss is recognized on those assets sold or retired based on their net book value at the time of disposal. The Company depreciates fixed assets on the straight-line basis over the shorter of their estimated useful lives, typically five to thirty years. The Company has not modified its capitalization policy from the prior year.

Note 3 - Accounting Changes and Correction of Errors

Accounting Pronouncements Adopted

On July 1, 2024, the Company early adopted the Statutory Accounting Principles Working Group update to *SSAP 21R*, *Principles-Based Bond Project & Residual Interests*.

The adopted revisions to *SSAP 21R* prescribe accounting guidance (measurement method) for all residual interests regardless of legal form. The Company has elected the practical expedient to apply the "cost recovery" method, whereby Book/Adjusted Carrying Value ("BACV") is calculated such that all distributions received are treated as a reduction in BACV. The Company will not recognize any interest or investment income until the residual tranche has a BACV of zero. Once the residual has a zero BACV, distributions received will be recognized as interest income.

As the Company has historically carried the residual interests at equity pickup value, the transition guidance requires unrealized gains or losses recognized in suprlus, to be realized with the reported value as of June 30, 2024 becoming the July 1, 2024 cost basis or BACV for subsequent measurement under the guidance. Additionally, at adoption, in accordance with paragraph 36 of SSAP 21R, the residual BACV was adjusted if the fair value was lower than the BACV, with the difference between the two being recognized as a realized loss.

If it is determined that the fair value of the residual interest is less than the BACV, then an other-than-temporary-impairment ("OTTI") will be recorded. A realized loss will be recognized equal to the difference between the fair value and the BACV. After the OTTI is recognized, distributions received from the residual will continue to be recorded under the cost recovery method.

The effect of the adoption resulted in the following pre-tax impacts at the transition date, July 1, 2024:

Financial Statement	Annual Statement Line	Amount
Assets	Page 2, Line 8	$ (57,598)
Liabilities		—
Surplus	Page 3, Line 35	(57,598)
Net Income	Page 4, Line 34	94,200

Note 4 - Investments

Bonds

The carrying value, gross unrealized gains and losses, and estimated fair value of investments in bonds were as follows (in thousands):

	December 31, 2024			
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Industrial and miscellaneous	$ 8,076,439	$ 35,485	$ (336,263)	$ 7,775,661
Parents, subsidiaries and affiliates	3,844,282	43,819	(37,853)	3,850,248
U.S. special revenue	110,846	420	(13,682)	97,584
U.S. government	58,136	100	(3,406)	54,830
States and political subdivisions	24,962	—	(3,773)	21,189
States, territories, and possessions	16,980	—	(1,220)	15,760
All other governments	5,136	—	(598)	4,538
Total bonds	**$ 12,136,781**	**$ 79,824**	**$ (396,795)**	**$ 11,819,810**

	December 31, 2023			
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Industrial and miscellaneous	$ 8,396,724	$ 28,873	$ (926,294)	$ 7,499,303
Parents, subsidiaries and affiliates	2,031,937	17,309	(69,725)	1,979,521
U.S. special revenue	143,627	71	(24,922)	118,776
U.S. government	50,927	110	(2,097)	48,940
States and political subdivisions	36,524	—	(4,111)	32,413
All other governments	10,436	—	(1,333)	9,103
States, territories, and possessions	5,763	—	(381)	5,382
Total bonds	**$ 10,675,938**	**$ 46,363**	**$ (1,028,863)**	**$ 9,693,438**

The Company had 5 bonds with a NAIC rating of 6 carried at the lower of amortized cost or fair value as of December 31, 2024 and 4 bonds with a NAIC rating of 6 carried at the lower of amortized cost or fair value as of December 31, 2023. The carrying value and estimated fair value of the bonds were $4.7 million and $4.7 million as of December 31, 2024. The carrying value and estimated fair value of the bonds were $1.7 million and $3.5 million as of December 31, 2023.

The carrying value and estimated fair value of bonds by contractual maturity are shown below (in thousands):

	December 31, 2024	
	Carrying Value	Estimated Fair Value
Due in one year or less	$ 222,381	$ 220,627
Due after one year through five years	5,115,920	5,034,646
Due after five years through ten years	3,066,299	2,999,740
Due after ten years	3,732,181	3,564,797
Total	**$ 12,136,781**	**$ 11,819,810**

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Note 4 - Investments (continued)

Bonds (continued)

In addition to the information disclosed above, short-term investments with a carrying value of $0.6 billion and $2.3 billion at December 31, 2024 and 2023 and cash equivalents with a carrying value of $1.4 billion and $0.5 billion at December 31, 2024 and 2023, respectively, are due in one year or less.

Insurer Self-Certified Securities

The following represents securities for which the Company does not have all the information required for the NAIC to provide an NAIC designation, but for which the Company is receiving timely payments of principal and interest. These securities are referred to as "5GI Securities" (in thousands, except for number of securities):

	December 31,					
	2024			**2023**		
	Number of 5GI Securities	**Carrying Value**	**Estimated Fair Value**	**Number of 5GI Securities**	**Carrying Value**	**Estimated Fair Value**
Investments						
Bonds	31	$ 31,071	$ 29,144	211	$ 95,213	$ 94,049
Preferred Stock	11	$ 3,637	$ 3,637	—	$ —	$ —

Investment Income

An analysis of investment income, by major classification, is as follows (in thousands):

	December 31,		
	2024	**2023**	**2022**
Gross investment income			
Bonds	$ 739,808	$ 518,259	$ 389,041
Preferred stocks	5,820	7,615	1,680
Common stocks	2,982	4,437	525
Mortgage loans	282,453	259,344	281,474
Real estate	71,318	68,978	63,695
Cash and short-term investments	157,075	164,716	22,249
Policy loans	17,293	14,346	39,293
Derivative instruments	8,124	7,250	862
Other invested assets	179,480	52,900	328,133
Total gross investment income	**1,464,353**	**1,097,845**	**1,126,952**
Less investment expenses	138,070	122,260	106,772
Net investment income	**$ 1,326,283**	**$ 975,585**	**$ 1,020,180**

Note 4 - Investments (continued)

Gains and losses, including other-than-temporary-impairments

Gross, nonadmitted and admitted interest income due and accrued as of December 31, 2024 and 2023.was as follows (in thousands):

	December 31,	
	2024	**2023**
Interest income due and accrued		
Gross	$ 262,756	$ 212,163
Nonadmitted	—	—
Admitted	**$ 262,756**	**$ 212,163**

An analysis of net realized gains and losses on investments by type is as follows (in thousands):

	December 31,		
	2024	**2023**	**2022**
Realized gains (losses)			
Bonds	$ (566,757)	$ (45,186)	$ (17,519)
Common stocks	14,220	5,780	(17,934)
Preferred stocks	(50)	—	(583)
Mortgage loans	(5,768)	(14,838)	—
Real estate	3,196	(8,206)	1,006
Cash and short-term investments	(4,578)	10,995	(28)
Policy loans	(4)	(7)	15,137
Derivative instruments	125,934	24,070	(18,935)
Other invested assets	34,029	25,465	8,420
Total realized losses before federal income taxes and IMR transfers	**(399,778)**	**(1,927)**	**(30,436)**
Federal income tax benefit	(93,220)	(9,612)	10,633
Less IMR transfers	(446,830)	(34,815)	(38,471)
Net realized gains	**$ 140,272**	**$ 42,500**	**$ (2,598)**

Proceeds from sales of investments in bonds during 2024, 2023 and 2022 were $3.0 billion, $1.2 billion, and $2.4 billion, respectively. Gross gains of $3.0 million, $1.9 million, and $9.9 million were realized on the sales of investments in bonds prior to transfer to the IMR in 2024, 2023 and 2022, respectively. Gross losses of $558.0 million, $58.0 million, and $27.5 million were recognized on the sales of investments in bonds prior to transfer to the IMR in 2024, 2023 and 2022, respectively.

The Company recognized $10.8 million, $1.8 million, and $21.2 million in other-than-temporary impairments in bonds in 2024, 2023 and 2022, respectively. Also, total preferred and common stocks change in unrealized gain/(loss) were $(5.6) million, $54.8 million, and $38.0 million in 2024, 2023 and 2022, respectively. The Company recognized $76 thousand, $0.0 thousand, and $0.8 million in other-than-temporary impairments in preferred stocks in 2024, 2023 and 2022, respectively.

Note 4 - Investments (continued)

Gains and losses, including other-than-temporary-impairments (continued)

An analysis of gross unrealized losses and related fair value for investment securities by length of time in an unrealized loss position is as follows (in thousands):

	December 31, 2024					
	Less than 12 months		12 months or more		Total	
	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value
Debt securities						
Industrial and miscellaneous	$ (111,187)	$ 2,058,883	$ (206,840)	$ 2,136,001	$ (318,027)	$ 4,194,884
Parent, subsidiaries and affiliates	(18,908)	406,057	(16,694)	319,392	(35,602)	725,449
U.S. special revenue	(13,280)	70,109	(379)	2,467	(13,659)	72,576
U.S. government	(297)	10,011	(828)	28,496	(1,125)	38,507
States and political subdivision	(3,773)	21,189	—	—	(3,773)	21,189
States, territories, and possessions	(1,220)	15,760	—	—	(1,220)	15,760
All other governments	(598)	4,538	—	—	(598)	4,538
Total debt securities	**(149,263)**	**2,586,547**	**(224,741)**	**2,486,356**	**(374,004)**	**5,072,903**
Marketable equity securities						
Preferred stock	$ —	$ 100	$ (2,886)	$ 27,000	$ (2,886)	$ 27,100
Common stock	—	—	—	—	—	—
Total marketable equity securities	**—**	**100**	**(2,886)**	**27,000**	**(2,886)**	**27,100**
Total investments in securities	**$ (149,263)**	**$ 2,586,647**	**$ (227,627)**	**$ 2,513,356**	**$ (376,890)**	**$ 5,100,003**

	December 31, 2023					
	Less than 12 months		12 months or more		Total	
	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value
Debt securities						
Industrial and miscellaneous	$ (126,261)	$ 1,000,511	$ (772,514)	$ 4,516,603	$ (898,775)	$ 5,517,114
Parent, subsidiaries and affiliates	(2,976)	560,622	—	—	(2,976)	560,622
U.S. special revenue	(716)	9,860	(24,104)	96,189	(24,820)	106,049
U.S. government	(493)	22,870	(733)	12,304	(1,226)	35,174
States and political subdivision	(82)	5,512	(4,029)	26,900	(4,111)	32,412
All other governments	—	—	(1,333)	9,103	(1,333)	9,103
States, territories, and possessions	—	—	(381)	5,382	(381)	5,382
Total debt securities	**(130,528)**	**1,599,375**	**(803,094)**	**4,666,481**	**(933,622)**	**6,265,856**
Marketable equity securities						
Preferred stock	—	—	(8,350)	38,016	(8,350)	38,016
Common stock	—	—	(592)	9,790	(592)	9,790
Total marketable equity securities	**—**	**—**	**(8,942)**	**47,806**	**(8,942)**	**47,806**
Total investments in securities	**$ (130,528)**	**$ 1,599,375**	**$ (812,036)**	**$ 4,714,287**	**$ (942,564)**	**$ 6,313,662**

The investment securities above were not deemed other-than-temporarily impaired, based on management's analysis; however,it is possible that management's analysis in the future may lead to different conclusions.

Note 4 - Investments (continued)

Gains and losses, including other-than-temporary-impairments (continued)

The gross unrealized investment losses and related estimated fair value for loan-backed and structured securities were as follows (in thousands):

	December 31, 2024					
	Less than 12 months		12 months or more		Total	
	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value
Loan-backed securities						
Residential mortgage backed securities	$ (4,610)	$ 146,612	$ (999)	$ 48,248	$ (5,609)	$ 194,860
Other loan-backed and structured securities	(5,202)	54,207	(9,728)	104,789	(14,930)	158,996
Other loan-backed and structured securities—parent, subsidiaries and affiliates	(1,026)	52,767	(1,226)	49,657	(2,252)	102,424
Total	$ (10,838)	$ 253,586	$ (11,953)	$ 202,694	$ (22,791)	$ 456,280

	December 31, 2023					
	Less than 12 months		12 months or more		Total	
	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value
Loan-backed securities						
Residential mortgage backed securities	$ (1,731)	$ 101,406	$ (4,110)	$ 78,962	$ (5,841)	$ 180,368
Other loan-backed and structured securities	(40)	7,196	(22,610)	192,663	(22,650)	199,859
Other loan-backed and structured securities—parent, subsidiaries and affiliates	(49,415)	326,735	(17,335)	500,004	(66,750)	826,739
Total	$ (51,186)	$ 435,337	$ (44,055)	$ 771,629	$ (95,241)	$ 1,206,966

For loan-backed securities, prepayment assumptions for mortgage-backed/asset-backed securities were obtained from independent third party pricing services or internal estimates. At December 31, 2024 and 2023, the Company had no securities within the scope of SSAP 43R, Loan-backed and Structured Securities, with a recognized other-than-temporary impairment due to the intent to sell or an inability or lack of intent to retain the security for a period of time sufficient to recover the amortized cost basis.

Derivative Instruments

The Company's use of derivative instruments exposes it to credit risk in the event of non-performance by the counterparties.The Company has adopted a policy of only dealing with counterparties it believes are credit worthy and obtaining sufficient collateral where appropriate, as a means of mitigating the financial loss from defaults. The non-performance risk is the net counterparty exposure based on the fair value of the open contracts, less collateral held.

The Company reported derivatives at estimated fair value of $253.5 million and $217.5 million as of December 31, 2024 and 2023 respectively. The collateral held on the derivatives was $247.0 million and $221.3 million as of December 31, 2024 and 2023 respectively. At December 31, 2024 and 2023, collateral held on derivatives for the amount of $1.9 million and $3.4 million, or 0.0% and 0.1% of total assets, respectively was restricted.

Note 4 - Investments (continued)

Mortgage Loans

A financing receivable is a contractual right to receive money on demand or on fixed or determinable dates that is recognized as an asset in a company's statement of financial position. The Company's mortgage loans on real estate are the only financing receivables reported by the Company.

The maximum and minimum lending rates for new commercial mortgage loans during 2024 were 18.6% and 6.41%. The maximum percentage of any one loan to the value of the security at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages was 87.0%. The Company carries an allowance for credit losses of $38.4 million as of December 31, 2024. The Company recognizes interest income on its impaired loans upon receipt. The Company had no taxes, assessments and any amount advanced and not included in the mortgage loan to report in 2024 and 2023.

There was no mortgage loan interest excluded from surplus as of December 31, 2024 or 2023.

The amount of mortgage loans placed on non-accrual status is shown in the table below, net of allowances (in thousands):

	December 31,	
	2024	2023
Commercial and residential mortgages		
Office	$ 8,859	$ 1,760
Other	61,897	9,257
Total	$ 70,756	$ 11,017

Allowances for credit losses were as follows (in thousands):

	December 31,	
	2024	2023
Balance at the beginning of period	$ 11,993	$ 493
Additions charged to operations	42,400	26,338
Direct write-down charged against the allowance	(15,993)	(14,838)
Balance at the end of period	$ 38,400	$ 11,993

The age analysis of past due mortgage loans is shown in the table below (in thousands):

	December 31, 2024					
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Total Mortgage Loans
Commercial and residential mortgages						
Apartments	$ 214	$ 50,000	$ —	$ 50,214	$ 1,091,247	$ 1,141,461
Office	14,264	—	19,832	34,096	907,281	941,377
Industrial	17,153	—	35,477	52,630	874,020	926,650
Retail	—	—	—	—	758,400	758,400
Hotel	—	—	26,920	26,920	705,232	732,152
Other	—	—	—	—	550,639	550,639
Residential	—	—	—	—	114,655	114,655
Total	$ 31,631	$ 50,000	$ 82,229	$ 163,860	$ 5,001,474	$ 5,165,334
Valuation allowance						(38,400)
Mortgage loans on real estate, net of allowance						$ 5,126,934

Note 4 - Investments (continued)

Mortgage Loans (continued)

	30-59 Days Past Due		60-89 Days Past Due		Greater Than 90 Days Past Due		Total Past Due		Current		Total Mortgage Loans
December 31, 2023											
Commercial and residential mortgages											
Apartments	$	—	$	50,000	$	—	$	50,000	$	871,698	$	921,698
Office		22,182		—		5,260		27,442		969,593		997,035
Industrial		—		—		—		—		944,884		944,884
Retail		—		—		493		493		693,179		693,672
Hotel		—		13,213		—		13,213		776,448		789,661
Other		26,051		—		9,257		35,308		743,003		778,311
Residential		—		—		—		—		57,363		57,363
Total	**$**	**48,233**	**$**	**63,213**	**$**	**15,010**	**$**	**126,456**	**$**	**5,056,168**	**$**	**5,182,624**
Valuation allowance												(11,993)
Mortgage loans on real estate, net of allowance											**$**	**5,170,630**

The credit quality of the mortgage loan portfolio is assessed monthly to determine the credit risk of each borrower. A loan is classified as performing or non-performing based on whether all of the contractual terms of the loan have been met.

Real Estate

The cost and accumulated depreciation on real estate investments and properties occupied by the Company were as follows (in thousands):

	December 31,				
Real estate investments	**2024**		**2023**		**2022**
Cost	$ 314,288	$	529,178	$	488,858
Accumulated depreciation	(139,876)		(216,512)		(200,853)
Net admitted asset	**174,412**		**312,666**		**288,005**
Depreciation expense	$ 11,488	$	15,747	$	15,659

	December 31,				
Properties occupied by the Company	**2024**		**2023**		**2022**
Cost	$ 104,428	$	102,753	$	97,042
Accumulated depreciation	(45,056)		(40,162)		(37,380)
Net admitted asset	**59,372**		**62,591**		**59,662**
Depreciation expense	$ 4,098	$	3,609	$	2,782

Note 4 - Investments (continued)

Joint Ventures, Partnerships, and Limited Liability Companies

On January 1, 2023, the Company's wholly owned subsidiary ANH Investments, LLC ("ANH") distributed the stock of ANIH to the Company, and the Company distributed such stock to ANGI. Such transactions were pursuant to approvals from the domiciliary state insurance regulators of the Company and the subsidiary insurance companies owned by ANIH as of December 31, 2022. In addition, on January 1, 2023, the Company distributed its entire interest in its wholly owned subsidiary, ANTAC, LLC to ANGI.

The investments in the LIHTC properties are not currently subject to regulatory reviews. The investments in the LIHTC properties do not exceed 10% of total admitted assets. The Company recognized an impairment of $38.7 million for one LIHTC investment during the year ended December 31, 2024. The Company did not reccognize any impairments in LIHTC investments during the years ended December 31, 2023 and 2022.

Other

The Company reduces its concentration of credit risk by maintaining a diverse investment portfolio. Investment policies limit concentration in any asset class, geographic region, industry, group, economic characteristic, investment quality, or individual investment.

The Company reported $13.4 million and $34.6 million, or 0.1% and 0.1% of total assets, pledged as collateral on reinsurance agreements at December 31, 2024 and 2023 respectively.

The Company reported $32.3 million and $32.3 million, or 0.1% and 0.1% of total assets on deposits with state regulating authorities as of December 31, 2024 and 2023, respectively.

Disallowed Interest Maintenance Reserve

The Company reported net negative (disallowed) IMR as of December 31, 2023 was as follows (in thousands):

	December 31, 2023			
	Total	General Account	Insulated Separate Account	Non-Insulated Separate Account
Net negative (disallowed) IMR	$ 56,367	$ 56,367	$ —	$ —
Negative (disallowed) IMR admitted	56,367	56,367	—	—

	December 31,
	2023
Prior period general account capital and surplus	$ 1,450,143
From prior period SAP financials	
Net positive goodwill (admitted)	—
EDP equipment and operating system software (admitted)	14,392
Net DTAs (admitted)	187,272
Net Negative (disallowed) IMR (admitted)	58,285
Adjusted capital and surplus	$ 1,190,194
Percentage of adjusted capital and surplus	4.5%

The Company does not have any allocated gains (losses) to IMR from derivatives as of December 31, 2024 and 2023.

The Company reported no negative (disallowed) IMR as of December 31, 2024.

Note 5 - Federal Income Taxes

The components of the net deferred tax asset (liability) were as follows (in thousands):

	December 31,								
	2024			**2023**			**Change**		
	Ordinary	**Capital**	**Total**	**Ordinary**	**Capital**	**Total**	**Ordinary**	**Capital**	**Total**
Gross deferred tax assets	$ 504,875	$ 18,557	$ 523,432	$ 454,864	$ 22,792	$ 477,656	$ 50,011	$ (4,235)	$ 45,776
Statutory valuation allowance adjustments	—	—	—	—	—	—	—	—	—
Adjusted gross deferred tax assets	**504,875**	**18,557**	**523,432**	**454,864**	**22,792**	**477,656**	**50,011**	**(4,235)**	**45,776**
Deferred tax assets nonadmitted	(112,804)	—	(112,804)	(43,464)	—	(43,464)	(69,340)	—	(69,340)
Subtotal net admitted deferred tax assets	**392,071**	**18,557**	**410,628**	**411,400**	**22,792**	**434,192**	**(19,329)**	**(4,235)**	**(23,564)**
Deferred tax liabilities	(103,598)	(14,717)	(118,315)	(110,394)	(18,013)	(128,407)	6,796	3,296	10,092
Net admitted deferred tax assets	**$ 288,473**	**$ 3,840**	**$ 292,313**	**$ 301,006**	**$ 4,779**	**$ 305,785**	**$ (12,533)**	**$ (939)**	**$ (13,472)**

The deferred tax assets admitted as a result of the application of SSAP 101 were as follows (in thousands):

	December 31,								
	2024			**2023**			**Change**		
	Ordinary	**Capital**	**Total**	**Ordinary**	**Capital**	**Total**	**Ordinary**	**Capital**	**Total**
Admission Calculation Components of SSAP No. 101									
Adjusted gross deferred tax assets expected to be realized (excluding the amount of deferred tax assets in the preceding line) after application of the threshold limitation. (The lesser of item 1 and 2 below.)	$ 281,950	$ 10,363	$ 292,313	$ 291,194	$ 14,591	$ 305,785	$ (9,244)	$ (4,228)	$ (13,472)
1. Adjusted gross deferred tax assets expected to be realized following the balance sheet date	366,309	2,506	368,815	353,037	5,894	358,931	13,272	(3,388)	9,884
2. Adjusted gross deferred tax assets allowed per limitation threshold	XXX	XXX	292,313	XXX	XXX	305,785	XXX	XXX	(13,472)
Adjusted gross deferred tax assets (excluding the amount of deferred tax assets in the preceding lines) offset by gross deferred tax liabilities	103,598	14,717	118,315	120,206	8,201	128,407	(16,608)	6,516	(10,092)
Deferred tax assets admitted as a result of the application of SSAP No. 101	**$ 385,548**	**$ 25,080**	**$ 410,628**	**$ 411,400**	**$ 22,792**	**$ 434,192**	**$ (25,852)**	**$ 2,288**	**$ (23,564)**

The Company's risk-based capital level were as follows:

	December 31,	
	2024	**2023**
Ratio percentage used to determine recovery period and threshold limitation amounts	746.3%	862.9%
Amount of adjusted capital used to determine recovery period and threshold limitation (in thousands)	$ 1,948,752	$ 2,038,565

Tax planning strategies had the following impact on the Company's net admitted deferred tax assets:

	December 31, 2024		
	Ordinary	**Capital**	**Total**
Determination of adjusted gross deferred tax assets, and net admitted deferred tax assets, by tax character as a percentage.			
Adjusted gross DTAs amount	$ 504,875	$ 18,557	$ 523,432
Percentage of adjusted gross DTAs by tax character attributable to tax planning strategies	— %	— %	— %
Net admitted adjusted gross DTAs	$ 392,071	$ 18,557	$ 410,628
Percentage of net admitted adjusted gross DTAs by tax character attributable to tax planning strategies	40.2 %	— %	40.2 %

At December 31, 2024 and 2023, the Company had not established a valuation allowance, as management believes it is more likely than not that results of future operations will generate sufficient taxable income to realize all deferred income tax assets.

As of December 31, 2024 and 2023, the Company had no unrecognized deferred tax liabilities.

Current income taxes incurred consist of the following major components were as follows (in thousands):

	December 31,		
	2024	**2023**	**Change**
Federal tax expense on current year operations	$ 291,621	$ 44,308	$ 247,313
Foreign tax	25,795	7,291	18,504
Current year tax benefit on operations	**317,416**	**51,599**	**265,817**
Tax benefit on realized capital gains (losses)	(93,220)	(9,612)	(83,608)
Current income tax expense incurred	**$ 224,196**	**$ 41,987**	**$ 182,209**

	December 31,		
	2023	**2022**	**Change**
Federal tax expense (benefit) on current year operations	$ 44,308	$ (3,435)	$ 47,743
Foreign tax	7,291	9,909	(2,618)
Current year tax benefit on operations	**51,599**	**6,474**	**45,125**
Tax expense (benefit) on realized capital gains (losses)	(9,612)	10,633	(20,245)
Current income tax expense incurred	**$ 41,987**	**$ 17,107**	**$ 24,880**

Deferred income tax assets and liabilities consist of the following major components were as follows (in thousands):

		December 31,	
	2024	**2023**	**Change**
Deferred tax assets			
Ordinary			
Policyholder reserves	$ 280,206	$ 256,843	$ 23,363
Investments	26,120	12,296	13,824
Deferred acquisition costs	96,439	105,582	(9,143)
Policyholder dividends accrual	541	376	165
Deferred compensation	6,583	5,796	787
Nonadmitted assets	79,673	70,439	9,234
Tax credit carry-forward	15,130	3,329	11,801
Other	183	203	(20)
Total gross deferred tax assets	**504,875**	**454,864**	**50,011**
Nonadmitted deferred tax assets	(112,804)	(43,464)	(69,340)
Admitted ordinary deferred tax assets	**392,071**	**411,400**	**(19,329)**
Capital			
Investments	18,557	17,188	1,369
Real estate	—	5,604	(5,604)
Admitted capital deferred tax assets	**18,557**	**22,792**	**(4,235)**
Admitted deferred tax assets	**410,628**	**434,192**	**(23,564)**
Deferred tax liabilities			
Ordinary			
Deferred and uncollected premiums	(12,433)	(34,370)	21,937
Fixed assets	(6,730)	(6,323)	(407)
Investments	(16,377)	(12,710)	(3,667)
Other	(68,058)	(56,991)	(11,067)
Total ordinary deferred tax liabilities	**(103,598)**	**(110,394)**	**6,796**
Capital			
Invested assets	(14,717)	(18,013)	3,296
Total capital deferred tax liabilities	**(14,717)**	**(18,013)**	**3,296**
Deferred tax liabilities	**(118,315)**	**(128,407)**	**10,092**
Net admitted deferred tax assets	**$ 292,313**	**$ 305,785**	**$ (13,472)**

Note 5 - Federal Income Taxes (continued)

The change in net deferred income taxes reported in surplus is comprised of the following components were as follows (in thousands):

	December 31,		
	2024	**2023**	**Change**
Total adjusted deferred tax assets	$ 523,432	$ 477,656	$ 45,776
Total deferred tax liabilities	(118,315)	(128,407)	10,092
Net deferred tax asset	**$ 405,117**	**$ 349,249**	**$ 55,868**
Tax effect on change in unaffiliated unrealized gains (losses)			170
Tax effect on nonadmitted assets			(9,234)
Tax effect on change in statutory pension obligation			6,596
Change in deferred income tax in surplus			**$ 53,400**

	December 31,		
	2023	**2022**	**Change**
Total adjusted deferred tax assets	$ 477,656	$ 360,457	$ 117,199
Total deferred tax liabilities	(128,407)	(88,545)	(39,862)
Net deferred tax asset	**$ 349,249**	**$ 271,912**	**$ 77,337**
Tax effect on change in unaffiliated unrealized gains (losses)			29,342
Tax effect on nonadmitted assets			(12,285)
Tax effect on change in statutory pension obligation			16,124
Change in deferred income tax in surplus			**$ 110,518**

As of December 31, 2024 and 2023, the Company had no unrecognized deferred tax liabilities.
The Company's income tax incurred differs from the amount obtained by applying the federal statutory rate of 21.0% to income before income taxes. The significant items causing the difference were as follows (in thousands):

	December 31,					
	2024	**Effective Tax Rate**	**2023**	**Effective Tax Rate**	**2022**	**Effective Tax Rate**
Gain / (loss) from operations	$ (66,304)		$ (352,742)		$ 356,436	
Capital gains (losses)	(399,778)		(1,927)		(30,436)	
Reported income	**(466,082)**		**(354,669)**		**326,000**	
Federal statutory rate	21.0 %		21.0 %		21.0 %	
Expected income tax expense at statutory rate	**(97,877)**	**21.0 %**	**(74,480)**	**21.0 %**	**68,460**	**21.0 %**
Increase (decrease) in tax resulting from						
Non-deductible expenses	130	—	168	—	2,866	0.9
Tax exempt interest	(334)	0.1	(370)	0.1	(827)	(0.3)
Dividends received deduction	(554)	0.1	(889)	0.3	(51,200)	(15.7)
Interest maintenance reserve	109,393	(23.5)	1,856	(0.5)	1,453	0.4
Tax credits	(28,074)	6.0	(4,968)	1.4	(15,168)	(4.7)
Other	(18,752)	4.1	10,812	(3.1)	(903)	(0.3)
Reinsurance transactions	206,864	(44.4)	(660)	0.2	3,963	1.3
Total income tax reported	**$ 170,796**	**(36.6)%**	**$ (68,531)**	**19.3 %**	**$ 8,644**	**2.6 %**
Current income tax incurred	$ 224,196	(48.1)%	$ 41,987	(11.8)%	$ 17,107	5.2 %
Change in deferred income tax	(53,400)	11.5	(110,518)	31.1	(8,463)	(2.6)
Total income tax	**$ 170,796**	**(36.6)%**	**$ (68,531)**	**19.3 %**	**$ 8,644**	**2.6 %**

Note 5 - Federal Income Taxes (continued)

As of December 31, 2024 , the Company had no operating loss carryforwards and $15 million of tax credit carryforwards, which if not utilized, will expire in 2034.

As of December 31, 2024, the Company had no federal income taxes available for recoupment.

As of December 31, 2024, the Company had no deposits under Code Section 6603 to stop the running of interest on potential underpayments.

The Company is included in the consolidated federal income tax return of its parent, BAMR US Holdings, LLC. In accordance with the Company's tax sharing agreement, if the Company has taxable income, it pays its share of the consolidated federal income tax liability to its parent. However, if the Company incurs a tax loss, the tax benefit is recovered by decreasing subsequent year's federal income tax payments to its parent.

The Company's federal income tax return is consolidated with the following entities:

Life Companies	Non Life Companies (continued)	Non Life Companies (continued)
American National Insurance Company	American National Administrators, Inc.	American Equity Investment Properties, LLC
American National Life Insurance Company of Texas	American National Registered Investment Advisor, Inc.	NC Securities Holding Company, LLC
American National Life Insurance Company of New York	ANICO Financial Services, Inc.	North Wolf Bay Holding, LLC
Garden State Life Insurance Company	Standard Plus, Inc.	Argo Group US, Inc.
	ANPAC Lloyds Insurance Management, Inc.	BP&C Shared Services, Inc.
Non Life Companies	Freestone Re Ltd	Trident Insurance Services, LLC
American National Property And Casualty Company	American National Group Services, LLC	Argonaut Great Central Insurance Company
American National General Insurance Company	Arches Merger Sub Inc.	Argonaut Insurance Company
Farm Family Casualty Insurance Company	Arches Acquisition Holdco I Inc.	Argonaut-Midwest Insurance Company
United Farm Family Insurance Company	Arches Acquisition Holdco II Inc.	ARIS Title Insurance Corporation
American National Group, Inc.	BNRE Triangle Acquisition Inc.	Colony Insurance Company
BAMR US Holdings, LLC	BNRE Triangle Merger Sub Inc.	Colony Specialty Insurance Company
American National Insurance Service Company	Argo Group International Holdings, Inc.	Peleus Insurance Company
Alternative Benefit Management, Inc.	Argo Re Ltd.	Rockwood Casualty Insurance Company
BGL PT Land, LLC	AEL Vermont III, Inc.	Somerset Casualty Insurance Company
American National Insurance Holdings, Inc.		

For purposes of calculating the earnings and profits of each of the members, the consolidated federal income tax liability of the affiliated group was apportioned among all the members in accordance with the method set forth in Code Section 1552 and Treasury Regulation Section 1.1552-1(a) and Treasury Regulations Section 1.1502-33(d)(2), the "wait and see" method, in accordance with a federal income tax sharing agreement.

The Company's federal income tax returns for years 2021 to 2023 are subject to examination by the Internal Revenue Service.

The Inflation Reduction Act, enacted on August 16, 2022, introduced a Corporate Alternative Minimum Tax (CAMT) beginning after 2022. As of December 31, 2024 the Company is not an applicable reporting entity and the accompanying statutory financial statements do not reflect an impact from the CAMT.

Note 6 - Transactions with Affiliates

Investments in Subsidiaries, Controlled and Affiliated Entities

The Company holds interests in subsidiaries, controlled and affiliated ("SCA") entities which are reported as "Common stock" or "Other invested assets" on the Statement of Admitted Assets, Liabilities and Capital and Surplus. The Company directly owns several non-insurance companies, affiliated common stock and affiliated residual equity interests in securitizations.

Prior to the distribution of ANH stock to ANIH on January 1, 2023, the Company owned, directly or indirectly, several life insurance companies, property and casualty insurance companies, and non-insurance companies.

Per *SSAP No. 97, Investments in Subsidiary, Controlled and Affiliated Entities*, paragraph 35, all SCA investments within the scope of this statement (except paragraph 8.b.i entities) shall include disclosure of the SCA balance sheet value (admitted and nonadmitted) as well as information received from the NAIC in response to the SCA filing (e.g., date and type of filing, NAIC valuation amount, whether resubmission of filing is required). This disclosure shall include an aggregate total of all SCAs (except paragraph 8.b.i. entities) with detail of the aggregate gross value under this statement with the admitted and nonadmitted amounts reflected on the balance sheet. (As noted in paragraph 4, joint ventures, partnerships and limited liability companies are accounted for under the guidance in *SSAP No. 48*. As such, those entities are not subject to the disclosures in this statement, unless specifically directed by *SSAP No. 48*.)

As of December 31, 2024, no investment in a SCA entity exceeded 10% of the Company's admitted assets, and the Company does not have any material investments in foreign insurance subsidiaries. The Company did not have any significant investments in non-insurance SCA entities reported as common stocks as of December 31, 2024.

The Company's investments in wholly-owned subsidiary, controlled and affiliated entities were as follows (in thousands):

SCA Entity *	December 31, 2024 Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8b(iii) entities			
Alternative Benefits Management, Inc.*	$ 57,407	$ —	$ 57,407
ANICO Financial Services, Inc.*	250	250	—
Total SSAP No. 97 8b(iii) entities	$ 57,657	$ 250	$ 57,407

SCA Entity *	December 31, 2023 Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8b(iii) entities			
American National Registered Investment Advisor, Inc.*	$ 38	$ —	$ 38
Alternative Benefit Management, Inc.*	49,947	—	49,947
American National Financial Services, Inc.*	250	250	—
Total SSAP No. 97 8b(iii) entities	$ 50,235	$ 250	$ 49,985

* ANICO owns 100% of the common stock of the entities listed in the above tables.

The Company has guaranteed the solvency of Alternative Benefit Management, Inc. ("ABM"). This guarantee assures the payment of benefit liabilities by ABM which were assumed from the Company and certain other third parties. No liability for these guarantees is recorded on the Company's statutory statements of admitted assets, liabilities and capital and surplus.

Various intercompany management agreements and service contracts exist across the Family. The Company received fees of $300.3 million, $173.7 million, and $253.6 million in 2024, 2023 and 2022, respectively, under these agreements.

Note 6 - Transactions with Affiliates (continued)

Under the terms of the management agreement which the Company has with ANCMIC, ANCMIC pays a management fee to the Company, of which a portion is allocated to ANPAC. This management fee is settled annually.

The Company extends lines of credit to several affiliates. The following table summarizes these affiliate transactions (in thousands):

	December 31,			
	Revolving Line of Credit		**Outstanding Balance Borrowed**	
Lines of Credit at bank's prime rate of 7.8% in 2024 and 8.5% in 2023.	**2024**	**2023**	**2024**	**2023**
ANTEX	$ 3,500	$ 3,500	$ —	$ —
GSLIC	4,000	4,000	—	—
ANICONY	35,000	35,000	—	3,508
FFC	50,000	35,000	—	—
UFF	7,500	7,500	4,376	—
ANPAC	50,000	35,000	—	—
ANGIC	3,000	3,000	—	—
ANCMIC	500	700	—	—
ANLIC	2,500	2,500	—	—
American National Registered Investment Advisor, Inc.*	—	500	—	—
ABM	1,000	1,000	—	—
ANICO Financial Services, Inc.	500	500	—	—
American National Administrators, Inc.	1,000	1,000	—	—
American National Insurance Service Company	500	500	—	—
Standard Plus, Inc.	1,000	1,000	—	—

*American National Registered Investment Advisor, Inc. is no longer a subsidiary, as it was dissolved in 2023.

Other assets of $64.8 million and $27.4 million as of December 31, 2024 and 2023, respectively, represent amounts due from subsidiaries and affiliates. Other liabilities of $24.9 million and $11.2 million as of December 31, 2024 and 2023, respectively, represent amounts due to subsidiaries and affiliates. The terms of settlement generally require these amounts to be settled within 30 days of receipt of invoice or, as applicable under certain agreements, within 30 days of the end of the billing period.

Note 6 - Transactions with Affiliates (continued)

Related Party Transactions

The Company purchased investments from affiliated entities during the reporting periods as follows (in thousands):

December 31, 2024

Date of Transaction	Name of Related Party	Type of Transaction	Assets Received	Agreement (Yes/No)	Amount Due From (To)
9/19/2024	BBP Bermuda V Loan	Other	Loan	Yes	$ 80,750
9/19/2024	BBP Bermuda XI Loan	Other	Loan	Yes	80,750
7/26/2024	Bermuda Credit Tenant Loan	Other	Bonds	Yes	43,228
5/24/2024	BIP Loan 1	Other	Loan	Yes	122,385
5/24/2024	BIP Loan 2	Other	Loan	Yes	122,385
12/30/2024	BIPREU Loan USD 04/30/2025 TL	Other	Loan	Yes	100,000
6/14/2024	BOP 200 Vesey Holdings LLC	Other	Loan	Yes	97,000
7/29/2024	BOP 250 Vesey Holdings LLC	Other	Loan	Yes	106,000
6/14/2024	BOP 450 West 33rd I / II LLC	Other	Loan	Yes	68,000
6/14/2024	BOP Brookfield Place Holding LLC	Other	Loan	Yes	68,000
6/14/2024	BOP Manhattan West Holdings LLC	Other	Loan	Yes	2,000
6/14/2024	BOP Waterside JV LLC	Other	Loan	Yes	25,000
9/26/2024	BPEG Direct Loan USD 09/25/2025 TL	Other	Reverse Repurchase Agreement	Yes	48,000
9/26/2024	BPEG Loan USD 09/25/2025 TL	Other	Reverse Repurchase Agreement	Yes	77,000
6/20/2024	BPRLO 6.95 04/01/24	Other	Loan	Yes	49,000
9/26/2024	Brookfield Business	Other	Common Stock	Yes	100,000
6/28/2024	Brookfield Securitization CFO Inc.	Other	Loan	Yes	262,000
4/23/2024	Cyxtera Proj Cyborg	Other	Mortgage Loan	Yes	185,000
7/8/2024	Gems Warehouse Loan - A	Other	Bonds	Yes	158,792
7/8/2024	GEMS Warehouse Senior Loan - Collateral	Other	Long Term Collateral Loan	Yes	70,248
10/4/2024	Keystone Terminal Loan Facility	Other	Loan	Yes	50,121
9/17/2024	LUMINACE ABS ISSUER	Other	Bonds	Yes	27,341
10/18/2024	LUMINACE EQUIPMENT HOLDINGS 2, LLC	Other	Loan	Yes	32,853
12/20/2024	MN Hydro Loan	Other	Loan	Yes	17,000
12/20/2024	MN Hydro Opco Loan	Other	Bonds	Yes	34,524
2/26/2024	OLP Unlevered Feeder	Other	Bonds	Yes	51,300
12/24/2024	PREI Loan USD 12/22/2025 TL	Other	Loan	Yes	28,899
1/31/2024	Selenta Hospitality Holdco, S.L.U.	Other	Mortgage Loan	Yes	63,807
9/20/2024	Urban Grid Partnership 2 Holding, LLC	Other	Tax Credit	Yes	52,600
12/9/2024	White Pine Portfolio, LLC	Other	Bonds	Yes	136,705
Total of statement value of assets received					$ 2,360,688

Note 6 - Transactions with Affiliates (continued)

Related Party Transactions (continued)

December 31, 2023

Date of Transaction	Name of Related Party	Type of Transaction	Assets Received	Agreement (Yes/No)	Amount Due From (To)
7/6/2022	HIT 2022-HI32 B	Loan	Bonds	Yes	$ 1,688
7/6/2022	HIT 2022-HI32 C	Loan	Bonds	Yes	3,858
7/6/2022	HIT 2022-HI32 D	Loan	Bonds	Yes	4,099
8/11/2022	BROOKFIELD FIN INC	Loan	Bonds	Yes	24,454
8/11/2022	BROOKFIELD PPTY FIN	Loan	Bonds	Yes	5,593
8/11/2022	GRACE TR 2020-GRCE	Loan	Bonds	Yes	23,738
8/11/2022	PATTON BIP HOLDCO II LLC	Loan	Bonds	Yes	4,208
8/11/2022	OCM Enlink Patton	Loan	Bonds	Yes	2,740
8/11/2022	Visalia Mall, L.P.	Loan	Mortgage Loans	Yes	28,886
8/11/2022	Selenta Hospitality Holdco, S.L.U.	Loan	Mortgage Loans	Yes	39,950
8/11/2022	BSRECP III Joint US Investment, LLC	Loan	Mortgage Loans	Yes	25,000
8/11/2022	BSRECP III Joint US Investment, LLC	Loan	Mortgage Loans	Yes	25,000
8/18/2022	BPR 22STAR A	Loan	Bonds	Yes	5,990
8/18/2022	BPR 22STAR B	Loan	Bonds	Yes	8,955
2/28/2023	BLP 23IND E	Loan	Bonds	Yes	7,670
2/28/2023	BLP 23IND D	Loan	Bonds	Yes	6,943
3/24/2023	BEP MN Hydro Portfolio Loan	Loan	Short Term Collateral Loan	Yes	89,662
3/24/2023	BEP Quebec Hydro Portfolio Loan	Loan	Short Term Collateral Loan	Yes	190,789
3/24/2023	Margin Loan with Arc, NGPL, Summit	Loan	Short Term Collateral Loan	Yes	238,815
3/24/2023	Margin Loan with NTS BUUK AusNet	Loan	Short Term Collateral Loan	Yes	238,815
3/24/2023	Boynton Gateway Owner, LLC	Loan	Mortgage Loans	Yes	12,289
4/7/2023	200V RE Loan	Loan	Short Term Collateral Loan	Yes	97,000
4/7/2023	250V RE Loan	Loan	Short Term Collateral Loan	Yes	106,000
4/7/2023	300V/5MW RE Loan	Loan	Short Term Collateral Loan	Yes	25,000
4/7/2023	3MW RE Loan	Loan	Short Term Collateral Loan	Yes	2,000
4/7/2023	5MW RE Loan	Loan	Short Term Collateral Loan	Yes	68,000
4/7/2023	BFPL RE Loan	Loan	Short Term Collateral Loan	Yes	68,000
4/7/2023	BPR RE Loan	Loan	Short Term Collateral Loan	Yes	49,000
5/16/2023	BPY Bermuda Holdings Limited Revolver	Loan	Bonds	Yes	184,859
5/16/2023	BPY Bermuda IV Revolver	Loan	Bonds	Yes	186,414
5/16/2023	Brookfield BPY Holdings Inc. Revolver	Loan	Bonds	Yes	186,414
5/16/2023	Brookfield BPY Properties Holdings II LLC RCF	Loan	Bonds	Yes	59,840
8/17/2023	BROOKFIELD PROPERTY FINANCE ULC	Loan	Bonds	Yes	5,657
9/15/2023	BBP Bermuda XIV Loan	Loan	Short Term Collateral Loan	Yes	47,500
9/15/2023	BBP Bermuda XIII Loan	Loan	Short Term Collateral Loan	Yes	45,300
9/15/2023	BBU Falcon Loan	Loan	Short Term Collateral Loan	Yes	53,325
9/15/2023	BBP Bermuda V Loan	Loan	Short Term Collateral Loan	Yes	43,654
9/15/2023	BBP Canada Loan	Loan	Short Term Collateral Loan	Yes	46,079
9/15/2023	BBP Bermuda XI Loan	Loan	Short Term Collateral Loan	Yes	35,391

Note 6 - Transactions with Affiliates (continued)

Related Party Transactions (continued)

10/25/2023	CANARY WHARF GROUP INVESTMENT HOLDINGS	Loan	Bonds	Yes	17,228
10/31/2023	FI 232 A2	Loan	Bonds	Yes	5,565
11/7/2023	THE 23MIC B	Loan	Bonds	Yes	4,440
11/7/2023	660 Fifth Avenue	Loan	Mortgage Loans	Yes	10,000
12/15/2023	White Pine Hydro Term Loan	Loan	Bonds	Yes	135,354
12/15/2023	PROJECT LAKE TRANCHE 2: Bridge Facility - Short	Loan	Long Term Collateral Loan	Yes	14,737
12/19/2023	CQP HOLDCO LP	Loan	Bonds	Yes	12,777
12/19/2023	BHMS 2018-ATLS MZ B MZB	Loan	Bonds	Yes	9,981
12/29/2023	Lievre Holdco Loan	Loan	Bonds	Yes	232,685
12/29/2023	MN Hydro Opco Loan	Loan	Bonds	Yes	34,000
12/31/2023	BPY Bermuda V Revolver	Loan	Bonds	Yes	49,378
12/31/2023	BPY Bermuda VI Revolver	Loan	Bonds	Yes	40,400
Total of statement value of assets received				$	2,865,120

Affiliated Reinsurance

The Company has reinsurance agreements with Freestone ceding certain annuity reserves on a modified coinsurance basis and credit accident and health business on a coinsurance basis. Based on the terms of the agreement, the Company holds the assets backing the reinsurer's statutory reserves. Modco reserves were $18.1 billion and $11.9 billion as of December 31, 2024 and 2023, respectively. Refer to Note 12 - Reinsurance for further discussion of the affiliated reinsurance agreements.

Note 7 - Retirement Plans

The Company sponsors a qualified non-contributory defined benefit pension plan which provides benefits for salaried and management employees and corporate clerical employees subject to a collective bargaining agreement based on years of service and compensation. The plan was frozen as of December 31, 2013. No additional benefits are accrued through these plans for additional years of service or future salary increase, and no new participants are added to the plans. Benefits earned by eligible employees prior to the plans being frozen have not been affected.

The Company also sponsors a non-qualified defined benefit plan which was frozen on December 31, 2013. The nonqualified pension plan covers key employees and restored benefits that would have otherwise been curtailed by statutory limits on qualified plan.

In addition to pension benefits, the Company provides certain health care and life insurance benefits (post-retirement benefits) for retired employees. Only retirees and active employees, who had at least fifteen years of service, were age 55 or older as of December 31, 1993, and whose age and years of service totaled at least 80 may be eligible for health insurance benefits. Substantially all employees may become eligible for life insurance benefits if they reach retirement age while working at the Company and have 20 years of service. Life benefits are generally set as a fixed amount.

Note 7 - Retirement Plans (continued)

A summary of assets, obligations and assumptions of the Pension and Other Post Retirement Benefit Plans are as follows (in thousands):

	December 31,			
	Overfunded		**Underfunded**	
	2024	**2023**	**2024**	**2023**
Change in benefit obligation				
Pension Benefits				
Benefit obligation at beginning of year	$ 268,550	$ 288,052	$ —	$ —
Service cost	820	574	—	—
Interest cost	12,924	13,621	—	—
Actuarial loss	(8,657)	(10,452)	—	—
Benefits paid	(45,261)	(23,245)	—	—
Plan amendments	11,593	—	—	—
Business combinations, etc	(2,730)	—	—	—
Benefit obligation at end of year	**237,239**	**268,550**	**—**	**—**
Post-retirement Benefits				
Benefit obligation at beginning of year	—	—	7,065	6,518
Service cost	—	—	114	113
Interest cost	—	—	114	102
Actuarial gain	—	—	(4,977)	776
Benefits paid	—	—	(23)	(444)
Benefit obligation at end of year	**$ —**	**$ —**	**$ 2,293**	**$ 7,065**

	December 31,			
	Pension Benefits		**Post-retirement Benefits**	
	2024	**2023**	**2024**	**2023**
Change in plan assets				
Fair value of plan assets at beginning of year	$ 516,174	$ 446,755	$ 7,065	$ 6,518
Actual return on plan assets	62,150	92,717	114	102
Employer contribution	—	—	(4,863)	889
Benefits paid	(44,475)	(23,298)	(23)	(444)
Business combinations, etc.	(2,093)	—	—	—
Fair value of plan assets at end of year	**$ 531,756**	**$ 516,174**	**$ 2,293**	**$ 7,065**

Note 7 - Retirement Plans (continued)

	December 31,			
	Overfunded		Underfunded	
	2024	2023	2024	2023
Funded status				
Components				
Prepaid benefit costs	$ 204,294	$ 188,811	$ —	$ —
Overfunded (underfunded) plan assets	90,224	58,813	—	—
Liability for pension benefits	—	—	2,293	7,065
Assets and liabilities recognized				
Assets (nonadmitted)	294,518	247,624	—	—
Liabilities recognized	—	—	2,293	7,065

A summary of various aspects of the Pension and Other Post Retirement Benefit Plans net periodic pension cost were as follows (in thousands):

	December 31,					
	Pension Benefits			Post-retirement Benefits		
	2024	2023	2022	2024	2023	2022
Components of net periodic benefits cost						
Service cost	$ 820	$ 574	$ 521	$ 114	$ 113	$ 236
Interest cost	12,924	13,621	10,251	114	102	113
Expected return on plan assets	(31,454)	(27,040)	(28,930)	—	—	
Amount of recognized losses	(2,406)	—		(4,976)	776	(4,767)
Amount of prior service cost recognized	11,593	—		—	—	
Amount of gain recognized due to settlement or curtailment	(8,351)	—	752	—	—	
Total net periodic benefit cost	$ (16,874)	$ (12,845)	$ (17,406)	$ (4,748)	$ 991	$ (4,418)

	December 31,					
	Pension Benefits			Post-retirement Benefits		
	2024	2023	2022	2024	2023	2022
Amounts in unassigned funds (surplus) recognized as components of net periodic benefit cost						
Items not yet recognized as a component of net periodic cost- prior year	$ 58,813	$(17,262)	$ 9,027	$ —	$ —	$ —
Net gain arising during the period	11,293	76,075	(27,041)	—	—	—
Net gain recognized	20,118	—	752	—	—	—
Items not yet recognized as a component of net periodic cost- current year	$ 90,224	$ 58,813	$(17,262)	$ —	$ —	$ —

	December 31,					
	Pension Benefits			Post-retirement Benefits		
	2024	2023	2022	2024	2023	2022
Amounts in unassigned funds (surplus) that have not yet been recognized as components of net periodic pension cost						
Net recognized gains (losses)	$ 90,224	$ 58,813	$(17,262)	$ —	$ —	$ —

Note 7 - Retirement Plans (continued)

	December 31,	
	2024	**2023**
Weighted average assumptions used for net periodic costs		
Discount rate	5.50%	5.44%
Expected long term rate of return on plan assets	6.25	6.25
Rate of compensation increase	—	—

	December 31,	
	2024	**2023**
Weighted average assumptions used for projected benefit obligation		
Discount rate	5.66%	5.18%
Rate of compensation increase	—	—

The following table presents the aggregate projected benefit obligation, aggregate accumulated benefit obligation and aggregate fair value of plan assets for the defined benefit plans (in thousands):

	December 31,			
	Pension Benefits		**Post-retirement Benefits**	
	2024	**2023**	**2024**	**2023**
Projected benefits obligation	$ 237,239	$ 268,550	$ 2,293	$ 7,065
Accumulated benefit obligation	—	268,550	—	7,065
Estimated fair value of plan assets	531,756	516,174	2,293	7,065

Information about pension plan assets:

The Company follows a three-level hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

A complete description of the input levels is shown in Note 10 - Fair Value Measurement. A brief description is as follows:

- Level 1 – Quoted prices in active markets for identical assets
- Level 2 – Valuation techniques based on observable market data
- Level 3 – Valuation techniques incorporating information other than observable market data

All registered mutual fund investments are classified in Level 1 of the fair value hierarchy as quoted prices are readily available. The investments are valued at the net asset value ("NAV") of shares held by the Plan at year end. The investments are redeemable daily. The unallocated group annuity contract is valued at contract value, which approximates fair value. Contract value represents contributions made under the contracts, plus interest at the contract rate, less funds used to pay retirement benefits.

Note 7 - Retirement Plans (continued)

The estimated fair value of each class of defined benefit pension assets were as follows (in thousands):

	December 31, 2024			
	Total	**Level 1**	**Level 2**	**Level 3**
Description for each class of plan assets:				
Equity securities	$ 1,585	$ 1,572	$ 13	$ —
Debt securities	315,488	—	311,406	4,082
Other investments (including cash and cash equivalents)	214,683	185,114	29,569	—
Total plan assets	**$ 531,756**	**$ 186,686**	**$ 340,988**	**$ 4,082**

	December 31, 2023			
	Total	**Level 1**	**Level 2**	**Level 3**
Description for each class of plan assets:				
Equity securities	$ 414,592	$ 414,592	$ —	$ —
Debt securities	101,304	—	98,191	3,113
Other investments	278	278	—	—
Total plan assets	**$ 516,174**	**$ 414,870**	**$ 98,191**	**$ 3,113**

	December 31,		Target
Distribution of the estimated fair value of assets of the plan, by category:	**2024**	**2023**	**Allocation**
Equity securities	0.3 %	80.3 %	0%-80%
Debt securities	59.3	19.6	0%-100%
Other investments (including cash and cash equivalents)	40.4	0.1	0%-100%
Total	**100.0 %**	**100.0 %**	**100.0 %**

The investment policy for the plan's assets is designed to provide the highest return possible commensurate with sound and prudent underwriting practices. Any particular investment is limited based on credit quality, and no single investment is allowed to be more than 5% of the total invested assets.

The overall expected long-term rate-of-return-on-assets assumption is based upon a building-block method, whereby the expected rate of return on each asset class is broken down into three components. The three components are: (1) inflation, (2) the real risk-free rate of return (i.e. the long-term estimate of future returns on default-free U.S. government securities), and (3) the risk premium for each asset class (i.e. the expected return in excess of the risk-free rate). All three components are based primarily on historical data.

While the precise expected return derived using the above approach will fluctuate somewhat from year to year, the Company's policy is to hold this long-term assumption constant as long as it remains within a reasonable tolerance from the derived rate..

The following estimated future payments, which reflect expected future service, as appropriate, are expected to be paid in the years indicated (in thousands):

Year	Amount
2025	$ 19,336
2026	19,666
2027	19,917
2028	19,988
2029 -2034	94,488

Note 7 - Retirement Plans (continued)

The Company estimates no contribution requirement in 2025 but may voluntarily make a contribution to reduce expenses from the Pension Benefit Guaranty Corporation insurance premium or for other reasons.

For post-retirement benefits other than pensions, the health care cost trend rate is not applicable because the Company's contribution is a fixed dollar amount. The life insurance plans are non-contributory.

The Company sponsors one defined contribution plan ("401(k) plan") for all employees. The 401(k) plan allows employees to contribute up to the maximum allowable amount as determined by the IRS. The expense associated with this plan was $7.9 million for 2024, $7.3 million for 2023 and $7.1 million for 2022.

Note 8 - Regulatory Risk-Based Capital, Capital and Surplus, and Dividend Restrictions

The Company has 50,000,000 shares authorized, 5,000,000 issued and outstanding as of December 31, 2024 and 2023. All shares are Class A shares, par value of $1 per share.

The State of Texas imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or levels of activity based on the perceived degree of risk. Companies below specific trigger points or ratios are subject to specified corrective action. As of December 31, 2024 and 2023, the Company exceeds all required risk-based capital levels.

Without prior approval of the domiciliary Commissioner, payments of dividends to stockholder in 2025 are limited to $226.4 million, an amount that is based on the greater of 10% of the Company's statutory surplus as regards to policyholders as of the preceding December 31st or the net gain from operations before realized capital gains as of the preceding December 31st. In addition, dividends cannot exceed the cumulative earned surplus of the Company as of the end of the prior year. Within these limits, dividends are paid as determined by the Board of Directors and are non-cumulative. The Company declared and paid $60.0 million of ordinary dividends to its parent in 2024 and no dividends in 2023. In 2024 and 2023, $0 and $3.2 billion in extraordinary dividends were declared and paid, respectively. For more information on the extraordinary dividend, please see Note 4, Joint Venture section.

The portion of unassigned surplus represented or reduced by each item below is as follows (in thousands):

	December 31,	
	2024	**2023**
Cumulative unrealized gains (losses) (net of tax expense (benefit) of $18,774 in 2024 and $18,605 in 2023)	$ 76,056	$ (175,079)
Nonadmitted asset value	556,325	428,873
Asset valuation reserves	345,026	229,169
Unauthorized reinsurance	14,896	12,399

AMERICAN NATIONAL INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS

Note 9 - Liabilities, Contingencies, and Assessments

The Company had aggregate commitments at December 31, 2024, to purchase, expand or improve real estate, to fund fixed interest rate mortgage loans, and to purchase other invested assets of $714.1 million, of which $662.7 million is expected to be funded in 2025 with the remainder funded in 2026 and beyond. Comparitively, at year end 2023 the Company committed to purchase other invested assets of $24.1million of which $21.6 million was funded in 2024. As of December 31, 2024, the majority of mortgage loan commitments have fixed interest rates.

The Company had guaranteed bank loans for customers of a third-party marketing operation. The bank loans are used to fund premium payments on life insurance policies issued by the Company. The loans are secured by the cash values of the life insurance policies. As of June 30, 2023, the Company withdrew all the cash value and paid off all the remaining premium loans.

The Company has access to the Federal Home Loan Bank of Dallas ("FHLB") financial services including advances that provide an attractive funding source for short-term borrowing and for access to other funding agreements.

As of December 31, 2024, certain municipal bonds and collateralized mortgage obligations with a fair value of approximately $3.4 million and commericial mortgage loans of approximately $647.4 million were on deposit with the FHLB as collateral for borrowing. As of December 31, 2024, the collateral provided borrowing capacity of approximately $159.0 million. The deposited securities and commercial mortgage loans are included in the Company's Statutory Statement of Admitted Asset, Liabilities, and Capital and Surplus page within bonds and mortgage loans on real estate: first liens, net of allowance, respectively.

As of December 31, 2023, certain municipal bonds and collateralized mortgage obligations with a fair value of approximately $9.8 million and commercial mortgage loans of approximately $947.2 million were on deposit with the FHLB as collateral for borrowing. As of December 31, 2023, the collateral provided borrowing capacity of approximately $646.1 million. The deposited securities and commercial mortgage loans are included in the Company's Statutory Statement of Admitted Asset, Liabilities, and Capital and Surplus page within bonds and mortgage loans on real estate: first liens, net of allowance, respectively.

The Company is required by law to participate in the guaranty associations of the various states in which it is licensed to do business. The state guaranty associations ensure payment of guaranty benefits, with certain restrictions, to policyholders of impaired or insolvent insurance companies by assessing all other companies operating in similar lines of business. There are currently several insurance companies in the process of liquidation or rehabilitation.

The Company, consistent with the insurance industry in general, is a defendant in various lawsuits, which may from time to time concern alleged breaches of contracts, various employment matters, allegedly deceptive insurance sales and marketing practices, and miscellaneous other causes of action arising in the ordinary course of operations. Certain of these lawsuits may include claims for compensatory and punitive damages. We provide accruals for these items to the extent we deem the losses probable and reasonably estimable. After reviewing the existing litigation with legal counsel, based upon information presently available, management is of the opinion that the ultimate resultant liability, if any, would not have a material adverse effect on the Company's financial position, liquidity or results of operations; however, assessing the eventual outcome of litigation necessarily involves forward-looking speculation as to judgments to be made by judges, juries and appellate courts in the future.

Note 10 - Fair Value Measurement

The Company's financial assets and liabilities carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by *SSAP No. 100, Fair Value Measurements*. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This guidance establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. Active markets are defined as a market in which many transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than level 1 prices, such as quoted prices in active markets for similar assets or liabilities; quoted prices in markets that are not active for identical or similar assets or liabilities, or other model driven inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Valuations are generally obtained from third-party pricing services for identical or comparable assets or liabilities or through the use of valuation methodologies using observable market inputs.

Level 3: Instruments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions in pricing the asset or liability. Pricing may also be based upon broker quotes that do not represent an offer to transact. Prices are determined using valuation methodologies such as option pricing models, discounted cash flow models and other similar techniques. Nonbinding broker quotes, which are utilized when pricing service information is not available, are reviewed for reasonableness based on the Company's understanding of the market, and are generally considered Level 3. To the extent the internally developed valuations use significant unobservable inputs, they are classified as Level 3.

The availability of observable inputs varies by instrument. In situations where fair value is based on internally developed pricing models or inputs that are unobservable in the market, the determination of fair value requires more judgment. The degree of judgment exercised by the Company in determining fair value is typically greatest for instruments categorized in Level 3. In many instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy. The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company uses prices and inputs that are current as of the measurement date, including during periods of market disruption. In periods of market disruption, the ability to observe prices and inputs may be reduced for many instruments.

The Company is responsible for the determination of fair value and the supporting assumptions and methodologies. The Company gains assurance that assets and liabilities are appropriately valued through the execution of various processes and controls designed to ensure the overall reasonableness and consistent application of valuation methodologies, including inputs and assumptions, and compliance with accounting standards. For fair values received from third parties or internally estimated, the Company's processes and controls are designed to ensure that the valuation methodologies are appropriate and consistently applied, the inputs and assumptions are reasonable and consistent with the objective of determining fair value, and the fair values are accurately recorded. For example, on a continuing basis, the Company assesses the reasonableness of individual fair values that have stale security prices or that exceed certain thresholds as compared to previous fair values received from valuation service providers or brokers or derived from internal models.

Note 10 - Fair Value Measurement (continued)

The following tables provides information about the estimated fair value of the Company's financial instruments and their level within the fair value hierarchy (in thousands):

	December 31, 2024					
	Estimated Fair Value	Carrying Value	Level 1	Level 2	Level 3	Net Asset Value
Assets:						
Bonds	$ 11,820,267	$ 12,136,781	$ 40,116	$ 5,958,461	$ 5,821,690	$ —
Preferred stocks	294,346	295,272	183,156	—	111,190	—
Common stocks	87,577	87,444	68,585	—	9,365	9,627
Mortgage loans	4,805,171	5,126,934	—	—	4,805,171	—
Cash, cash equivalents and short-term investments	2,701,594	2,701,252	2,475,573	226,021	—	—
Policy loans	239,005	239,005	—	—	239,005	—
Derivative instruments	253,518	253,518	—	39,543	213,975	—
Other invested assets	2,940,974	2,951,419	—	—	2,940,974	—
Separate account assets	3,846,231	3,865,423	855,837	1,305,024	954,113	731,257
Total assets	$ 26,988,683	$ 27,657,048	$ 3,623,267	$ 7,529,049	$ 15,095,483	$ 740,884
Liabilities:						
Investment contracts	$ 429,503	441,321	$ —	$ —	$ 429,503	$ —
Separate account liabilities	3,846,231	3,865,423	855,837	1,305,024	954,113	731,257
Total liabilities	$ 4,275,734	$ 4,306,744	$ 855,837	$ 1,305,024	$ 1,383,616	$ 731,257

	December 31, 2023					
	Estimated Fair Value	Carrying Value	Level 1	Level 2	Level 3	Net Asset Value
Assets:						
Bonds	$ 9,693,438	$ 10,675,938	$ 40,060	$ 6,147,537	$ 3,505,841	$ —
Preferred stocks	79,525	79,525	44,793	—	34,732	—
Common stocks	32,922	32,922	13,618	—	9,764	9,540
Mortgage loans	4,469,493	5,170,630	—	—	4,469,493	—
Cash, cash equivalents and short-term investments	4,009,870	4,009,870	2,583,643	1,426,227	—	—
Policy loans	353,901	353,901	—	—	353,901	—
Derivative instruments	217,513	217,513	—	—	217,513	—
Other invested assets	1,216,969	1,188,372	—	—	1,216,969	—
Separate account assets	1,163,260	2,072,053	405,737	106,718	—	650,805
Total assets	$ 21,236,891	$ 23,800,724	$ 3,087,851	$ 7,680,482	$ 9,808,213	$ 660,345
Liabilities:						
Investment contracts	$ 139,892	$ 139,892	$ —	$ —	$ 139,892	$ —
Separate account liabilities	1,163,260	2,072,053	405,737	106,718	—	650,805
Total liabilities	$ 1,303,152	$ 2,211,945	$ 405,737	$ 106,718	$ 139,892	$ 650,805

Note 10 - Fair Value Measurement (continued)

The estimated fair values of the financial instruments presented above are determined by the Company using market information available as of December 31, 2024 and 2023. Considerable judgment is required to interpret market data in developing the estimates of fair value for financial instruments for which there are no available market value quotations. The estimates presented are not necessarily indicative of the amounts the Company could realize in a market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Level 1: Unadjusted quoted prices for these securities are provided to the Company by independent pricing services. Cash included in Level 1 represents cash on hand.

Level 2: Bonds included in Level 2 are valued principally by third party pricing services using market observable inputs. Because most bonds do not trade daily, independent pricing services regularly derive fair values using recent trades of securities with similar features. When recent trades are not available, pricing models are used to estimate the fair values of securities by discounting future cash flows at estimated market interest rates. Typical inputs to models used by independent pricing services include but are not limited to benchmark yields, reported trades, broker-dealer quotes, issuer spreads, benchmark securities, bids, offers, reference data, and industry and economic events. Additionally, for loan-backed and structured securities, valuation is based primarily on market inputs including benchmark yields, expected prepayment speeds, loss severity, delinquency rates, weighted average coupon, weighted average maturity and issuance specific information. Issuance specific information includes collateral type, payment terms of underlying assets, payment priority within the tranche, structure of the security, deal performance and vintage of loans.

Other invested assets in Level 2 include surplus notes that are valued by a third party pricing vendor using primarily observable market inputs. Observable inputs include benchmark yields, reported trades, market dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. Additionally, for residual tranches or interests, valuation may be based on market inputs including benchmark yields, expected prepayment speeds, loss severity, delinquency rates, weighted average coupon, weighted average maturity and issuance specific information. Issuance specific information includes collateral type, payment terms of underlying assets, payment priority within the tranche, structure of the security, deal performance and vintage of loans.

Due to the short-term maturities of cash equivalents, short term investments, and investment income due and accrued, carrying value approximates fair value and is classified as Level 2.

Separate account assets and liabilities are funds that are held separate from the general assets and liabilities of the Company. Separate accounts include assets for the investment funds of variable insurance product contract holders, who bear the investment risk of such funds. Investment income and investment gains and losses from these separate funds accrue to the benefit of the contract holders and the asset are carried at fair value. The Company's qualified pension plan investment income and investment gains and losses from these separate funds accrue to the benefit of the pension plan. The assets of these accounts are carried at fair value.

Institutional pension risk transfer products whereby the Company bears the investment risk and retains all investment experience. Depending on the separate account, the assets are carried at book value or fair value. Separate accounts are established in conformity with insurance laws and are not chargeable with liabilities that arise from any other business of the Company.

The separate account assets included on the quantitative disclosures fair value hierarchy table are comprised of short-term investments, equity securities, and fixed maturity bonds available-for-sale. Short-term investments and fixed maturity securities are classified as Level 2 measurements. These classifications for separate account assets reflect the same fair value level methodologies as listed above as they are derived from the same vendors and follow the same process. The separate account assets also include investment funds, accrued investment income, and receivables for securities. These are not financial instruments and are not included in the quantitative disclosures of fair value hierarchy table.

Level 3: Valuation techniques for bonds and separate account assets and liabilities included in Level 3 are generally the same as those described in Level 2 except that the techniques utilize inputs that are not readily observable in the market, including illiquidity premiums and spread adjustments to reflect industry trends or specific credit-related issues. The Company assesses the significance of unobservable inputs for each security and classifies that security in Level 3 as a result of the significance of unobservable inputs.

Note 10 - Fair Value Measurement (continued)

The fair value of mortgage loans is estimated using discounted cash flow analyses on a loan-by-loan basis by applying a discount rate to expected cash flows from future installment and balloon payments. The discount rate takes into account general market trends and specific credit risk trends for the individual loan. Factors used to arrive at the discount rate include inputs from spreads based on U.S. Treasury notes and the loan's credit quality, region, property type, lien priority, payment type and current status.

Policy loans are fully collateralized by the cash surrender value of underlying insurance policies and are valued based on the carrying value of the loan, which is determined to be its fair value, and are classified as Level 3.

Derivative assets include over the counter equity options. Certain over the counter equity options are valued using models that are widely accepted in the financial services industry. These are categorized as Level 3 as a result of the significance of non market observable inputs such as volatility and forward price/dividend assumptions. Other primary inputs include interest rate assumptions (risk-free rate assumptions), and underlying equity quoted index prices for identical or similar assets in markets that exhibit less liquidity relative to those markets.

Other invested assets include collateral loans that are carried at unpaid principal. Due to the illiquidity of these investments, these are classified as Level 3.

The carrying value of investment contracts liability is equivalent to the accrued account balance. The accrued account balance consists of deposits, net of withdrawals, plus or minus interest credited, fees and charges assessed and other adjustments. The Company believes that the carrying value of investment contracts approximates fair value because the majority of these contracts' interest rates reset at anniversary. These financial liabilities are classified as Level 3 measurements.

Note 10 - Fair Value Measurement (continued)

The following table provides quantitative disclosures for the hierarchy regarding assets and liabilities reported at fair value were as follows (in thousands):

	Fair Value Measurement at December 31, 2024				
	Estimated Fair Value	Level 1	Level 2	Level 3	Net Asset Value
Financial assets:					
Bonds	$ 6,606	$ —	$ 4,540	$ 2,066	$ —
Short-term investments	10	—	10	—	—
Total debt securities	**6,616**	**—**	**4,550**	**2,066**	
Equity securities					
Preferred stocks	23,237	19,600	—	3,637	—
Common stocks	78,774	68,585	—	562	9,627
Total equity securities	**102,011**	**88,185**	**—**	**4,199**	**9,627**
Derivative instruments	253,518	—	39,544	213,974	—
Other invested assets	13,857	—	—	13,857	—
Separate account assets	731,688	417	14	—	731,257
Total financial assets	**$ 1,107,690**	**$ 88,602**	**$ 44,108**	**$ 234,096**	**$ 740,884**
Financial liabilities:					
Separate account liabilities	$ 731,688	$ 417	$ 14	$ —	$ 731,257
Total financial liabilities	**$ 731,688**	**$ 417**	**$ 14**	**$ —**	**$ 731,257**

	Fair Value Measurement at December 31, 2023				
	Estimated Fair Value	Level 1	Level 2	Level 3	Net Asset Value
Financial assets:					
Bonds	$ 1,286	$ —	$ 1,286	$ —	$ —
Total debt securities	**1,286**	**—**	**1,286**	**—**	**—**
Equity securities					
Preferred stocks	79,524	44,792	—	34,732	—
Common stocks	32,922	13,618	—	9,764	9,540
Total equity securities	**112,446**	**58,410**	**—**	**44,496**	**9,540**
Derivative instruments	217,513	—	—	217,513	—
Separate account assets	1,163,260	405,737	106,718	—	650,805
Total financial assets	**$ 1,494,505**	**$ 464,147**	**$ 108,004**	**$ 262,009**	**$ 660,345**
Financial liabilities:					
Separate account liabilities	$ 1,163,260	$ 405,737	$ 106,718	$ —	$ 650,805
Total financial liabilities	**$ 1,163,260**	**$ 405,737**	**$ 106,718**	**$ —**	**$ 650,805**

There were no transfers between fair value hierarchies as of December 31, 2024 and 2023.

Investments measured at net asset value are mutual investments that invest into a mixture of money market, bonds, and stocks. There are no unfunded commitments related to investment in the class. The investor may redeem the investment at any time. There are no significant restrictions on the ability to sell investment.

Note 10 - Fair Value Measurement (continued)

For assets reported at fair value using significant unobservable inputs (Level 3) during the period, a reconciliation of the beginning and ending balances, were as follows (in thousands):

	Bonds	Short-Term Investments	Preferred Stocks	Common Stocks	Options	Other Invested Assets	Total
Balance, December 31, 2022	$ —	$ —	$ 35,020	$ 246,060	$ 118,312	$ —	$ 399,392
Total realized and unrealized gains or (losses)							
Included in net income	—	—	—	—	24,070	—	24,070
Included in surplus	—	—	(484)	(181)	79,532	—	78,867
Purchases and settlements/maturities							
Purchases	—	—	196	12	126,983	—	127,191
Sales	—	—	—	—	—	—	—
Settlements/maturities	—	—	—	—	(131,384)	—	(131,384)
Gross transfers into Level 3	—	—	—	—	—	—	—
Gross transfers out of Level 3	—	—	—	(236,127)	—	—	(236,127)
Balance, December 31, 2023	$ —	$ —	$ 34,732	$ 9,764	$ 217,513	$ —	$ 262,009
Total realized and unrealized gains or (losses)							
Included in net income	—	—	—	—	133,879	(38,743)	95,136
Included in surplus	(2,680)	—	(1,030)	(352)	(13,730)	—	(17,792)
Purchases and settlements/maturities							
Purchases	4,766	—	100	—	140,447	52,600	197,913
Sales	(20)	—	(203)	(47)	—	—	(270)
Settlements/maturities	—	—	—	—	(264,135)	—	(264,135)
Gross transfers into Level 3	—	—	—	—	—	—	—
Gross transfers out of Level 3	—	—	(29,962)	(8,803)	—	—	(38,765)
Balance, December 31, 2024	$ 2,066	$ —	$ 3,637	$ 562	$ 213,974	$ 13,857	$ 234,096

In 2023, the Company transferred $236.0 million of residual equity tranches to other invested assets related to the adoption of revisions to *SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies*, S*SAP No. 30, Common Stock,* and *SSAP No. 32, Preferred Stock,* regarding residual investments.

Note 11 - Change in Incurred Losses and Loss Adjustment Expenses

Activity in the liability for accident and health unpaid claims and claim adjustment expenses are summarized as follows (in thousands):

	2024	2023
Balance at January 1	$ 123,036	$ 118,330
Less reinsurance recoverables	100,386	96,159
Net beginning balance	**22,650**	**22,171**
Incurred related to:		
Current year	15,866	13,393
Prior year	(14,143)	2,986
Total incurred	**1,723**	**16,379**
Paid related to:		
Current year	8,195	4,771
Prior year	2,366	11,129
Total paid	**10,561**	**15,900**
Net balance at December 31*	13,812	22,650
Plus reinsurance recoverables	82,045	100,386
Balance at December 31	$ 95,857	$ 123,036

*The net unpaid claim liability reported in this table, as of December 31 may not equal the accident and health policy and contract claims on the statutory statement of liabilities, and capital and surplus. Claim reserves are reported as part of the unpaid claim liability in the table above but are reported in the policyholder reserves on the statutory statement of liabilities, and capital and surplus.

Reserves as of January 1, 2024 were $22.7 million. As of December 31, 2024, $2.4 million has been paid for incurred losses and loss adjustment expenses attributable to insured events of prior years. Reserves remaining for prior years are now $6.1 million as a result of re-estimation of unpaid claims and claim adjustment expenses. Therefore, there has been a $14.1 million favorable prior-year development from December 31, 2023 to December 31, 2024. There was a $3.0 unfavorable prior-year development from December 31, 2022 to December 31, 2023.

Unpaid claims and claim adjustment expenses include an amount determined from individual case estimates and loss reports and an amount, based on past experience, for losses incurred but not reported. Such liabilities are based on assumptions and estimates and, while management believes the amount is adequate, the ultimate liability may be in excess of or less than the amount provided. The methods for making such estimates and for establishing the resulting liabilities are continually reviewed and any adjustments are reflected in the period determined. The increase (decrease) is generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased, as additional information becomes known regarding individual claims.

There were no significant changes in methodologies and assumptions used in calculating the liability for unpaid losses and loss adjustment expenses.

Note 12 - Reinsurance

The Company has entered into various reinsurance contracts covering certain portions of losses in life and accident and health coverages. The ceding of risk does not discharge the Company, as the original insurer, from its primary obligation to the policyholder. There were no reinsurance recoverables at December 31, 2024 and 2023 that were considered by the Company to be uncollectible. No reinsurance contracts were identified which require disclosure under paragraphs 79-84 of *SSAP No. 61R, Life, Deposit-Type and Accident and Health Reinsurance.*

On March 1, 2024, ANAT, entered into a series of transactions with Core Specialty Insurance Holdings, Inc. ("Core Specialty") for the transfer of Specialty Markets Group ("SMG") to Core Specialty. Under a prospective quota share reinsurance agreement with Core Specialty reinsuring 100% of the Company's SMG business (net of applicable reinsurance) commencing January 1, 2024 until such time that necessary product filings have been approved and Core Specialty is writing SMG new and renewal business. The Company ceded $133.7 million to Starstone National Insurance Company as an initial reinsurance program under the quota share reinsurance agreement.

In 2022, the Company entered into a reinsurance agreement with the affiliated company Freestone Re Ltd. ("Freestone") (the "Original 2022 Coinsurance Agreement"), under which the Company ceded approximately $10.1 billion of annuity reserves on a modified coinsurance basis and credit accident and health business on a coinsurance basis. In December 2023, the Company signed a coinsurance agreement effective as of December 31, 2023 under which the Company ceded approximately an additional $1.1 billion of in-force annuity reserves on a modified coinsurance basis (the "2023 Coinsurance Agreement"). In 2024, the Company amended the Original 2022 and 2023 Coinsurance Agreements, under which the Company ceded additional in-force annuity and single premium immediate annuity reserves on a modified coinsurance basis and certain annuity policies issued from January 1, 2024 forward on a modified coinsurance basis.

In 2024, the Company also entered into a new reinsurance agreement with Freestone, under which the Company ceded approximately $0.8 billion of certain in-force and new PRT on a modified coinsurance basis (the "PRT Modco Agreement").

In August 2024, the Company entered into a coinsurance agreement with an external third party to reinsure approximately $3.4 billion of life reserves, effective July 1, 2024. This agreement resulted in a $876.4 million deferred gain reported in the current year change in surplus as a result of reinsurance line.

In December 2024, the Company assumed certain bulk UK annuity and buy-out policies. The Company agreed to cede 100% of the obligations to Freestone under the terms of the existing PRT Modco Agreement. Based on the terms of those agreements, the Company holds the assets backing the reinsurer's statutory reserves.

AMERICAN NATIONAL INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS

Note 13 - Life and Health Insurance Reserves

Reserves

Reserves for individual medical expense plans for claims incurred but not reported are calculated using a retrospective, lag study methodology. Explicit margins for adverse deviation and loss adjustment expense are added to the net reserve. Incurred but not reported and in course of settlement reserves are calculated from expected claims adjusted for experience. Reserves for amounts incurred but not yet due for disabled lives are calculated on a present value basis using prescribed tables. The liabilities for the Managing General Underwriter (MGU) business were calculated using estimated ultimate loss ratios for each underwriting year for each MGU. For older underwriting years, this method is supplemented by premium and claim completion factors which are used to estimate when premiums and claims are expected to be complete for a given underwriting year. Liabilities calculated by the MGU's were also considered in each case where they were available.

For interest sensitive life products, policies issued after 1995 were valued using the Commissioners' Reserve Valuation Method ("CRVM") along with prescribed mortality and valuation interest rates. Reserves for policies issued before 1996 equal gross account value plus the mortality reserve for unearned cost of insurance deductions. Where applicable, an excess interest reserve is also held for current interest rates guaranteed for periods beyond the valuation date. In the case of our Universal Life with Secondary Guarantees, Actuarial Guideline XXXVIII is applied.

For all traditional ordinary and industrial business, reserves are at least equal to the minimum valuation standard. Various valuation methods, including net level, full preliminary term, and the CRVM are used along with prescribed mortality and valuation interest rates.

The Company waives deduction of deferred fractional premiums upon death of insured and returns any portion of the final premium beyond the date of death. Surrender values are not promised in excess of the legally computed reserves.

Beginning January 1, 2019, the Company implemented Principles Based Reserves for the Term and Universal Life with Secondary Guarantees business. Beginning January 1, 2020, all other life business was subject to Principles Based Reserves; however, per the requirements of the Valuation Manual, the reserve methods continue to be consistent with those described above.

Reserves on individual interest sensitive annuities issued in 1996 and later as well as on the 1993 series of deferred annuity products are calculated according to the Commissioners' Annuity Reserve Valuation Method ("CARVM") adjusted to reflect Actuarial Guideline 33. Reserves for equity indexed annuities are calculated based on CARVM with Market Value Reserve Method ("MVRM"), Actuarial Guideline 35, and an interest rate which will vary by contract issue date. Reserves for other interest sensitive annuities and deposit-type funds are generally equal to gross account values plus, where applicable, an excess interest reserve for current interest rates guaranteed for periods beyond the valuation date. Reserves for immediate annuities are calculated according to CARVM and an interest rate which will vary by issue date, and VM-22 requires consideration of additional characteristics, such as issue age, in determining the rate for 2018 and later issues. General account reserves for retail variable annuities are valued under Principles-Based Reserves following VM-21.

Extra premiums for substandard lives are based on appropriate multiples of standard mortality. Mean reserves are calculated from tables based on 150% of standard mortality. In addition, one-half of the premium, if any, in excess of that 250% mortality is added to reserve. Extra premiums for occupational hazards are calculated as a flat charge; mean reserves include 50% of such extra premiums.

The tabular interest, tabular less actual reserves released and tabular cost items were completed by the formulas in the SAP instructions. The tabular interest on funds not involving life contingencies were determined from the basic data.

The amount of insurance for which the gross premiums are less than the net premiums according to valuation standards is $1.8 billion and $3.8 billion at December 31, 2024 and 2023, respectively.

Note 13 - Life and Health Insurance Reserves (continued)

Analysis of Annuity Actuarial Reserves and Deposit-Type Liabilities by Withdrawal Characteristics

Information regarding the analysis of annuity actuarial reserves, and deposit liabilities and withdrawal characteristics was as follows (in thousands):

		December 31,		
	2024	**% of Total**	**2023**	**% of Total**
Subject to discretionary withdrawal:				
With market adjustment	$ 14,060,109	57.1 %	$ 10,484,348	60.6 %
At book value less current surrender charge of 5% or more	1,827,006	7.4	1,231,742	7.1
At fair value	1,468,424	6.0	1,045,876	6.0
Total adjustment or at market value	**17,355,539**	**70.5**	**12,761,966**	**73.7**
At book value without adjustment (minimal or no charge or adjustment)	3,098,221	12.6	3,514,474	20.3
Not subject to discretionary withdrawal	4,150,842	16.9	1,045,874	6.0
Total (gross)	**24,604,602**	**100.0 %**	**17,322,314**	**100.0 %**
Reinsurance ceded	—		—	
Total (net)	**$ 24,604,602**		**$ 17,322,314**	

		December 31,	
	2024		**2023**
Life and accident and health annual statement:			
Exhibit 5, annuities section, total (net)	$ 19,223,044		$ 15,090,440
Exhibit 5, supplementary contracts with life contingencies section, total (net)	502		534
Exhibit 7, deposit-type contracts, line 14, column 1	485,833		409,820
Subtotal	**19,709,379**		**15,500,794**
Separate accounts annual statement:			
ANSARP reserves for annuities and supplemental contracts	$ 553,507		$ 536,468
ANVAN reserves for policies and deposit funds	39,830		35,194
ANGUA reserves for policies and deposit funds	389,288		353,021
GAC reserves for policies and deposit funds	2,672,185		896,837
Griffin reserves for policies and deposit funds	1,240,157		—
Subtotal	**4,894,967**		**1,821,520**
Total	**$ 24,604,346**		**$ 17,322,314**

Note 13 - Life and Health Insurance Reserves (continued)

Analysis of Life Actuarial Reserves by Withdrawal Characteristics

Information regarding the analysis of life actuarial reserves by withdrawal characteristics was as follows (in thousands):

	December 31, 2024					
	General Account			**Separate Account-Guaranteed**		
	Amount	**Cash Value**	**Reserve**	**Amount**	**Cash Value**	**Reserve**
Subject to discretionary withdrawal, surrender values, or policy loans:						
Universal life	$ 831,650	$ 796,729	$ 831,183	$ —	$ —	$ —
Universal life with secondary guarantees	172,308	92,633	1,143,432	—	—	—
Indexed universal life	839,831	682,484	765,427	—	—	—
Indexed universal life with secondary guarantees	7,810	3,545	4,924	—	—	—
Other permanent cash value life insurance	1,902,669	1,902,669	1,933,011	—	—	—
Variable universal life	39,018	39,018	43,522	302,138	302,138	302,138
Not subject to discretionary withdrawal or no cash values:						
Term policies without cash value	—	—	1,155,446	—	—	—
Accidental death benefits	—	—	11,293	—	—	—
Disability - active lives	—	—	14,470	—	—	—
Disability - disabled lives	—	—	34,578	—	—	—
Miscellaneous reserves	—	—	47,044	—	—	—
Total (gross: direct + assumed)	**$ 3,793,286**	**$ 3,517,078**	**5,984,330**	**$ 302,138**	**$ 302,138**	**302,138**
Reinsurance ceded			3,788,905			—
Total (net)			**$ 2,195,425**			**$ 302,138**
Life and accident and health annual statement:						
Exhibit 5, life			$ 2,145,236			
Exhibit 5, accidental death benefits			10,999			
Exhibit 5, disability - active lives			7,689			
Exhibit 5, disability - disabled lives			25,857			
Exhibit 5, miscellaneous reserves			5,643			
Subtotal			**$ 2,195,424**			
Separate accounts statement:						
Exhibit 3, line 0199999, column 2			$ 302,138			
Subtotal			**302,138**			
Combined total			**$ 2,497,562**			

Note 13 - Life and Health Insurance Reserves (continued)

Analysis of Life Actuarial Reserves by Withdrawal Characteristics (continued)

	December 31, 2023					
	General Account			**Separate Account-Guaranteed**		
	Amount	**Cash Value**	**Reserve**	**Amount**	**Cash Value**	**Reserve**
Subject to discretionary withdrawal, surrender values, or policy loans:						
Universal life	$ 856,734	$ 815,001	$ 1,108,592	$ —	$ —	$ —
Universal life with secondary guarantees	161,090	80,035	764,550	—	—	—
Indexed universal life	700,242	548,270	622,118	—	—	—
Indexed universal life with secondary guarantees	4,195	1,850	3,646	—	—	—
Other permanent cash value life insurance	1,890,300	1,890,300	2,115,583	—	—	—
Variable universal life	38,811	38,811	43,939	262,590	262,590	262,590
Not subject to discretionary withdrawal or no cash values:						
Term policies without cash value	—	—	935,135	—	—	—
Accidental death benefits	—	—	11,544	—	—	—
Disability - active lives	—	—	14,001	—	—	—
Disability - disabled lives	—	—	34,757	—	—	—
Miscellaneous reserves	—	—	54,817	—	—	—
Total (gross: direct + assumed)	$ 3,651,372	$ 3,374,267	5,708,682	$ 262,590	$ 262,590	262,590
Reinsurance ceded			176,401			—
Total (net)			$ 5,532,281			$ 262,590
Life and accident and health annual statement:						
Exhibit 5, life			$ 5,417,640			
Exhibit 5, accidental death benefits			11,544			
Exhibit 5, disability - active lives			13,938			
Exhibit 5, disability - disabled lives			34,349			
Exhibit 5, miscellaneous reserves			54,810			
Subtotal			$ 5,532,281			
Separate accounts statement:						
Exhibit 3, line 0199999, column 2			$ 262,590			
Subtotal			262,590			
Combined total			$ 5,794,871			

Note 13 - Life and Health Insurance Reserves (continued)

Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life insurance premiums and annuity consideration were as follows (in thousands):

	December 31,			
	2024		**2023**	
	Gross	**Net of loading**	**Gross**	**Net of loading**
Ordinary new business	$ 6,403	$ (15)	$ 12,931	$ 1,147
Ordinary renewal	79,468	50,097	169,926	160,050
Group life	(1,684)	(1,719)	744	656
Total	**$ 84,187**	**$ 48,363**	**$ 183,601**	**$ 161,853**

Separate Accounts

The Company maintains six distinct Separate Accounts. The American National Separate Account for Retirement Plans ("ANSARP") represents funds dedicated to support the Company's retirement plans. The American National Variable Universal Life ("ANVUL") Separate Account represents funds invested for the benefit of variable life policyholders. The American National Variable Annuity ("ANVAN") and the American National Group Unallocated Annuity ("ANGUA") Separate Accounts represent funds for variable annuity and group unallocated annuity policyholders, respectively. The assets of the aforementioned Separate Accounts are carried at their market value and the investment performance is non-guaranteed. The Group Annuity Commingled ("GAC") Separate Account represents funds to support annuities payable under a number of group fixed annuity contracts issued to various employers for their pension plans. The GAC's liabilities are supported by the Separate Account and guaranteed by the Company's General Account. The GAC's assets are valued at book value.

The American National Non-US Separate Account and the JRL Sub-Account of such Separate Account represent funds supporting an international pension risk transfer collateralized reinsurance transaction between ANICO and a non-U.S. cedant. Premium for the business assumed under the collateralized reinsurance transaction is allocated to the JRL Sub-Account. ANICO allocates the collateral to the JRL Sub-Account via two investment vehicle subsidiaries, Griffin Topco LLC ("Topco") and Griffin Subco LLC ("Subco"), formed for purposes of the transaction. ANICO directly owns 100% of the membership interest in Topco and Topco owns 100% of the membership interests in Subco. To secure ANICO's obligations under the transaction, ANICO pledged to the cedant its membership interest in Topco, Topco pledged to cedant its membership interest in Subco, and Topco and Subco each entered into a trust agreement and deposited collateral contributed by ANICO into trust accounts established with a third party bank, acting as trustee. The cedant is the beneficiary of the trust accounts and has the right to withdraw the collateral in accordance with the reinsurance transaction agreement and the trust agreements.

Note 13 - Life and Health Insurance Reserves (continued)

Separate Accounts (continued)

Information regarding the Separate Accounts of the Company is as follows (in thousands):

	December 31,	
	2024	**2023**
Premiums, considerations or deposits	$ 3,201,494	$ 980,759
Reserves at December 31:		
For accounts with assets at fair value	5,224,760	2,084,110
By withdrawal characteristics:		
Subject to discretionary withdrawal	1,284,764	2,084,110
Not subject to discretionary withdrawal	3,939,996	—
Reconciliation of net transfers to (from) separate accounts		
Transfers as reported in the summary of operations of the:		
Separate accounts statement:		
Transfers to separate accounts	3,201,494	980,759
Transfers from separate accounts	6,536	102,106
Net transfers to separate accounts	**3,194,958**	**878,653**
Reconciling adjustments:		
General insurance expenses charged to separate accounts	732	—
Reserve transfer	(140,389)	—
Timing differences	—	(5,849)
Net transfers to separate accounts	$ **3,055,301**	$ **872,804**

Note 14 - Events Subsequent

Subsequent events have been considered through April 23, 2025, the date the accompanying statutory financial statements were available to be issued.

On January 23, 2025, ANICO, through its wholly-owned subsidiary trust that is not consolidated, issued senior secured notes due January 2030, which bear interest at a fixed rate of 5.550% payable semi-annually, for aggregate net proceeds of approximately $497 million. These notes are referred to as funding agreement-backed notes ("FABN") as the proceeds are used to acquire funding agreements with matching interest and maturity payment terms.

Effective March 31, 2025, the Company terminated its qualified non-contributory defined benefit pension plan, which had been frozen as of December 31, 2013. The termination is subject to review and approval by the Pension Benefit Guaranty Corporation. The accounting for plan termination, including recognition of any gain or loss, is deferred until the point at which settlement of pension obligations is completed. Accordingly, the Company will continue to recognize pension expense in accordance with its existing accounting policy until such time.

AMERICAN NATIONAL INSURANCE COMPANY
SCHEDULE I – SELECTED FINANCIAL DATA
(In Thousands)

The following is a summary of certain financial data included in other exhibits and schedules subjected to audit procedures by independent auditors and utilized by actuaries in the determination of reserves for the year ended December 31, 2024.

Investment income earned:		
U.S. governments	$	1,996
Bonds exempt from U.S. tax		—
Other bonds (unaffiliated)		737,812
Bonds of affiliates		—
Preferred stocks (unaffiliated)		5,820
Preferred stocks of affiliates		—
Common stocks (unaffiliated)		2,982
Common stocks (affiliates)		—
Mortgage loans		282,453
Real estate		71,318
Cash, cash equivalents and short-term investments		157,075
Premium notes, policy loans and liens		17,293
Derivative instruments		8,124
Other invested assets		179,480
Aggregate write-ins for investment income		—
Gross investment income	**$**	**1,464,353**
Real estate owned – carrying value less encumbrances	**$**	**233,784**
Mortgage loans – carrying value:		
Farm mortgages	$	—
Residential mortgages		114,655
Commercial mortgages		5,050,680
Total mortgage loans	**$**	**5,165,334**
Mortgage loans by standing – carrying value:		
Good standing	$	4,999,464
Good standing with restructured terms		83,640
Interest overdue more than three months, not in foreclosure		71,107
Foreclosure in progress		11,123
Other long-term assets – carrying value	**$**	**3,193,837**

See accompanying independent auditor's report.

AMERICAN NATIONAL INSURANCE COMPANY
SCHEDULE I – SELECTED FINANCIAL DATA
(In Thousands)

Bonds and stocks of parents, subsidiaries and affiliates – carrying value		
Bonds	$	3,844,282
Preferred stocks		—
Common stocks		297,193
Bonds, short-term investments, and cash equivalents by class and maturity:		
Bonds by maturity – carrying value		
Due within one year or less	$	2,173,390
Over 1 year through 5 years		5,115,920
Over 5 years through 10 years		3,066,299
Over 10 years through 20 years		2,703,149
Over 20 years		1,029,032
No maturity date		—
Total by maturity	**$**	**14,087,790**
Bonds by class – carrying value		
Class 1	$	7,727,457
Class 2		4,155,020
Class 3		2,058,770
Class 4		105,849
Class 5		35,657
Class 6		5,036
Total by class	**$**	**14,087,790**
Total bonds publicly traded	$	8,200,100
Total bonds privately traded		5,887,690
Preferred stocks – carrying value	$	295,272
Common stocks – market value		384,637
Cash on deposit	$	100,247
Short-term investments – carrying value		666,608
Cash equivalents – carrying value		1,934,398
Options, caps and floors owned – carrying value		213,975
Options, caps and floors written and in force – carrying value		—
Collar, swap and forward agreements open – carrying value		39,543
Future contracts open – current price		—

See accompanying independent auditor's report.

AMERICAN NATIONAL INSURANCE COMPANY
SCHEDULE I – SELECTED FINANCIAL DATA
(In Thousands)

Life insurance in force:		
Industrial	$	115,727
Ordinary		20,629,905
Credit life		581,879
Group life		56,256
Amount of accidental death insurance in force under ordinary policies:	$	**5,208,336**
Life insurance policies with disability provisions in force:		
Industrial	$	—
Ordinary		201,262
Credit life		—
Group life		3,931
Supplementary contract in force:		
Ordinary – not involving life contingencies		
Amount on deposit	$	4,552
Income payable		789
Ordinary – involving life contingencies		
Income payable		64
Group – not involving life contingencies		
Amount on deposit		—
Income payable		—
Group – involving life contingencies		
Income payable		—
Annuities:		
Ordinary:		
Immediate – amount of income payable	$	188,949
Deferred – fully paid account balance		16,070,793
Deferred – not fully paid – account balance		4,179
Group:		
Amount of income payable	$	33,979
Fully paid account balance		930,002

See accompanying independent auditor's report.

55

AMERICAN NATIONAL INSURANCE COMPANY
SCHEDULE I – SELECTED FINANCIAL DATA
(In Thousands)

Accident and health insurance – premiums in force:		
Ordinary	$	5,788
Group		377
Credit		—
Deposit funds and dividend accumulations:		
Deposit funds – account balance	$	123,565
Dividend accumulations – account balance		12,724
Claim payments made during 2024:		
Group accident and health		
2024	$	1,690
2023		5,050
2022		10,761
2021		6,485
2020		7,911
Prior		4,823
Other accident and health		
2024	$	2,528
2023		(6,591)
2022		9,252
2021		3,042
2020		2,997
Prior		16,242
Credit accident and health:		
2024	$	258
2023		1,740
2022		2,242
2021		1,981
2020		2,973
Prior		4,116

See accompanying independent auditor's report.

AMERICAN NATIONAL INSURANCE COMPANY
SCHEDULE II – SUMMARY INVESTMENT SCHEDULE
(In Thousands)

	Gross investment holding		Admitted assets as reported in the annual statement	
	Amount	**Percentage**	**Amount**	**Percentage**
Long-term bonds:				
U.S. governments	$ 58,135	0.2 %	$ 58,135	0.2 %
All other governments	5,136	—	5,136	—
States, territories, and possessions	16,980	0.1	16,980	0.1
State and political subdivisions	24,962	0.1	24,962	0.1
U.S. special revenue	110,846	0.5	110,846	0.5
Industrial and miscellaneous (unaffiliated) (excluding mortgage-backed securities)	7,690,255	31.3	7,690,255	31.3
Hybrid securities	—	—	—	—
Parent, subsidiaries and affiliates	3,844,282	15.6	3,844,282	15.6
Unaffiliated bank loans	386,185	1.6	386,185	1.6
Total long-term bonds	**12,136,781**	**49.4**	**12,136,781**	**49.4**
Preferred stocks:				
Industrial and miscellaneous (unaffiliated)	295,272	1.2	295,272	1.2
Total preferred stocks	**295,272**	**1.2**	**295,272**	**1.2**
Common stocks:				
Industrial and miscellaneous publicly traded (unaffiliated)	68,585	0.3	68,585	0.3
Industrial and miscellaneous other (unaffiliated)	9,232	—	9,232	—
Parent, subsidiaries and affiliates other	297,193	1.2	239,786	1.2
Mutual funds	9,627	—	9,627	—
Total common stocks	**384,637**	**1.5**	**327,230**	**1.5**
Mortgage loans:				
Residential mortgages	114,654	0.5	114,654	0.5
Commercial mortgages	4,994,124	20.4	4,994,124	20.4
Mezzanine real estate loans	56,556	0.2	56,556	0.2
Total valuation allowance	(38,400)	(0.2)	(38,400)	(0.2)
Total mortgage loans	**5,126,933**	**20.9**	**5,126,933**	**20.9**
Real estate:				
Property occupied by company	59,372	0.2	59,372	0.2
Properties held for production of income	174,412	0.7	174,412	0.7
Total real estate	**233,784**	**0.9**	**233,784**	**0.9**
Cash, cash equivalents and short term investments:				
Cash	100,247	0.4	100,247	0.4
Cash equivalents	1,934,398	7.9	1,934,398	7.9
Short term investments	666,608	2.7	666,608	2.7
Total cash, cash equivalents and short term investments	**2,701,252**	**11.0**	**2,701,252**	**11.0**
Contract loans	239,745	1.0	239,005	1.0
Derivatives	253,518	1.0	253,518	1.0
Receivables for securities	27,341	0.1	27,341	0.1
Other invested assets	3,200,533	13.0	3,193,837	13.0
Total invested assets	**$ 24,599,796**	**100.0 %**	**$ 24,534,953**	**100.0 %**

See accompanying independent auditor's report.

AMERICAN NATIONAL INSURANCE COMPANY
SCHEDULE III – SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES
(In Thousands)

Schedule III
Page 1 of 6

1   Reporting entity's total admitted assets are reported on Page 2 of this annual statement. $ 30,427,704

2   Ten largest exposures to a single issuer/borrower/investment:

Issuer	Description of Exposure	Amount	Percentage of Total Admitted Assets
American National Group, LLC	BONDS	$ 1,300,000	4.3 %
Bates Blane 2023-1 LLC	OTHER INVESTED ASSETS	619,625	2.0
Ashby Blane 2023-1 LLC	OTHER INVESTED ASSETS	563,872	1.9
Primary Wave	BONDS	432,062	1.4
Chamberlain Blane 2023-1 LLC	OTHER INVESTED ASSETS	316,184	1.0
Dupre 2022-1 Ltd	BONDS	282,078	0.9
Brookfield Securitization CFO Inc.	BONDS	202,000	0.7
Bpy Bermuda Holdings Iv Limited	BONDS	184,538	0.6
Brookfield Bpy Holdings Inc.	BONDS	184,538	0.6
Bpy Bermuda Holdings Limited	BONDS	184,538	0.6

3   Amounts and percentages of the reporting entity's total admitted assets held in bonds and preferred stocks by NAIC designation:

Bonds	Amount	Percentage	Preferred Stocks	Amount	Percentage
NAIC-1	$ 7,727,457	25.4 %	P/RP-1	$ 29,886	0.1 %
NAIC-2	4,155,020	13.7	P/RP-2	207,094	0.7
NAIC-3	2,058,770	6.8	P/RP-3	—	—
NAIC-4	105,849	0.3	P/RP-4	53,394	0.2
NAIC-5	35,657	0.1	P/RP-5	3,637	—
NAIC-6	5,036	—	P/RP-6	1,262	—

4   Assets held in foreign investments:

4.01   Are assets held in foreign investments less than 2.5% of the reporting entity's total admitted assets?   No

     If response to 4.01 above is yes, responses are not required for interrogatories 5 - 10.

	Amount	Percentage
Total admitted assets held in foreign investments	$ 2,943,621	9.7 %
Foreign-currency-denominated investments	—	—
Insurance liabilities denominated in that same foreign currency	—	—

5   Aggregate foreign investment exposure categorized by NAIC sovereign designation:

	Amount	Percentage
Countries designated NAIC-1	$ 2,908,261	9.6 %
Countries designated NAIC-2	11,614	—
Countries designated NAIC-3 or below	23,746	0.1

See accompanying independent auditor's report.

AMERICAN NATIONAL INSURANCE COMPANY
SCHEDULE III – SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES
(In Thousands)

Schedule III
Page 2 of 6

6   Largest foreign investment exposures by country, categorized by the country's NAIC sovereign designation:

	Amount	Percentage
Countries designated NAIC - 1:		
Country 1: CAYMAN ISLANDS	$ 1,078,806	3.5 %
Country 2: UNITED KINGDOM	457,089	1.5
Countries designated NAIC - 2:		
Country 1: ITALY	11,603	—
Country 2: MEXICO	11	—
Countries designated NAIC - 3 or below:		
Country 1: BARBADOS	23,746	0.1
Country 2:	—	—

7   Aggregate unhedged foreign currency exposure $ —   — %

8   Aggregate unhedged foreign currency exposure categorized by NAIC sovereign designation:

	Amount	Percentage
Countries designated NAIC-1	$ —	— %
Countries designated NAIC-2	—	—
Countries designated NAIC-3 or below	—	—

9   Largest unhedged foreign currency exposures by country, categorized by the county's NAIC sovereign designation:

	Amount	Percentage
Countries designated NAIC - 1:		
Country 1:	$ —	— %
Country 2:	—	—
Countries designated NAIC - 2:		
Country 1:	—	—
Country 2:	—	—
Countries designated NAIC - 3 or below:		
Country 1:	—	—
Country 2:	—	—

10   Ten largest non-sovereign (i.e. non-governmental) foreign issues:

Issuer	NAIC Designation	Amount	Percentage
Dupre 2022-1 Ltd	4.PL	$ 282,078	0.9 %
Bpy Bermuda Holdings Iv Limited	2.PL	184,538	0.6
Bpy Bermuda Holdings Limited	2.PL	184,538	0.6
Casals 2022-1, Ltd.	1.PL	180,452	0.6
Bylsma 2022-1, Ltd.	1.PL	177,865	0.6
77G Propco Limited	1.D	109,017	0.4
UBS Group AG	1.FE	73,087	0.2
BREF VI LP	1.D	68,333	0.2
Golf Holdco GmbH	3.PL	62,284	0.2
Alexandrite Luna Bidco S.L.U.	1.G	57,059	0.2

See accompanying independent auditor's report.

AMERICAN NATIONAL INSURANCE COMPANY
SCHEDULE III – SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES
(In Thousands)

Schedule III
Page 3 of 6

11   Amounts of percentages of the reporting entity's total admitted assets held in Canadian investments and unhedged Canadian currency exposure:

11.01   Are assets held in Canadian investments less than 2.5% of the reporting entity's total admitted assets?   No

<small>If response to 11.01 is yes, detail is not required for the remainder of interrogatory 11.</small>

	Amount	Percentage
Total admitted assets held in Canadian investments	$ 1,123,218	3.7 %
Canadian-currency-denominated investments	—	—
Canadian-denominated insurance liabilities	—	—
Unhedged Canadian currency exposure	—	—

12   Report aggregate amounts and percentages of the reporting entity's total admitted assets held in investments with contractual sales restrictions:

12.01   Are assets held in investments with contractual sales restrictions less than 2.5% of the reporting entity's total admitted assets?   Yes

<small>If response to 12.01 is yes, responses are not required for the remainder of Interrogatory 12.</small>

Aggregate carrying value of investments with contractual sales restrictions. Largest three investments with contractual sales restrictions:

	Amount	Percentage
	$ —	— %
	—	—
	—	—

13   Amounts and percentages of admitted assets held in the ten largest equity interests:

13.01   Are assets held in equity interests less than 2.5% of the reporting entity's total admitted assets?   Yes

<small>If response to 13.01 above is yes, responses are not required for the remainder of Interrogatory 13.</small>

Issuer	Amount	Percentage
	$ —	— %
	—	—
	—	—
	—	—
	—	—
	—	—
	—	—
	—	—
	—	—
	—	—

14   Amounts and percentages of the reporting entity's total admitted assets held in nonaffiliated, privately placed equities:

14.01   Are assets held in nonaffiliated, privately places equities less than 2.5% of the reporting entity's total admitted assets?   Yes

<small>If response to 14.01 above is yes, responses are not required for the remainder of Interrogatory 14.</small>

Aggregate carrying value of investments held in nonaffiliated, privately placed equities. Largest three investments held in nonaffiliated, privately placed equities:

	Amount	Percentage
	$ —	— %
	—	—
	—	—

See accompanying independent auditor's report.

AMERICAN NATIONAL INSURANCE COMPANY
SCHEDULE III – SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES
(In Thousands)

Schedule III
Page 4 of 6

Ten largest fund managers:

Fund Manager	Total Invested	Diversified	Nondiversified
Bank of NY	$ 316,662	$ 316,662	$ —
Truist	56,430	56,430	—
Wells Fargo	44,690	44,690	—
JPMorgan	37,615	37,615	—
Morgan Stanley	32,566	32,566	—
Barclays	31,213	31,213	—
Bank of America	15,280	15,280	—
T.Rowe Price	8,774	8,774	—
ING	5,770	5,770	—
NATIXIS	1,920	1,920	—

15   Amounts and percentages of the reporting entity's total admitted assets held in general partnership interests:

15.01 Are assets held in equity interests less than 2.5% of the reporting entity's total admitted assets?   Yes

> If response to 15.01 above is yes, responses are not required for the remainder of Interrogatory 15.

Aggregate carrying value of investments held in general partnership interests. Largest three investments in general partnership interests:

Issuer	Amount	Percentage
	$ —	— %
	—	—
	—	—

16   Amounts and percentages of the reporting entity's total admitted assets held in mortgage loans:

16.01 Are mortgage loans reported in Schedule B less than 2.5% of the reporting entity's total admitted assets?   No

> If response to 16.01 above is yes, responses are not required for the remainder of Interrogatory 16 and Interrogatory 17.

Type (Residential, Commercial, Agricultural)	Amount	Percentage
Commercial	$ 109,017	0.4 %
Commercial	95,379	0.2
Commercial	72,697	0.2
Commercial	70,458	0.2
Commercial	65,478	0.2
Commercial	61,774	0.2
Commercial	60,737	0.2
Commercial	59,314	0.2
Residential	58,992	0.2
Commercial	57,166	0.2

Amount and percentage of the reporting entity's total admitted assets held in the following categories of mortgage loans:

	Amount	Percentage
Construction loans	$ 1,268,070	4.2 %
Mortgage loans over 90 days past due	71,107	0.2
Mortgage loans in the process of foreclosure	11,123	—
Mortgage loans foreclosed	57,687	0.2
Restructured mortgage loans	83,640	0.3

See accompanying independent auditor's report.

AMERICAN NATIONAL INSURANCE COMPANY
SCHEDULE III – SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES
(In Thousands)

Schedule III
Page 5 of 6

17 Aggregate mortgage loans having the following loan-to-value ratios as determined from the most current appraisal as of the annual statement date:

Loan to Value	Residential		Commercial		Agricultural	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
above 95%	$ —	— %	$ —	— %	$ —	— %
91 to 95%	—	—	—	—	—	—
81 to 90%	—	—	18,857	0.1	—	—
71 to 80%	—	—	693,007	2.3	—	—
below 70%	114,654	0.4	4,300,416	14.1	—	—

18 Amounts and percentages of the reporting entity's total admitted assets held in each of the five largest investments in real estate:

18.01 Are assets held in real estate reported less than 2.5% of the reporting entity's total admitted assets?　　　Yes

   If response to 18.01 above is yes, responses are not required for the remainder of Interrogatory 18.

   Largest five investments in any one parcel or group of contiguous parcels of real estate:

Description	Amount	Percentage
	$ —	— %
	—	—
	—	—
	—	—
	—	—

19 Report aggregate amounts and percentages of the reporting entity's total admitted assets held in investments held in mezzanine real estate loans:

19.01 Are assets held in investments held in mezzanine real estate loans less than 2.5% of the reporting entity's total admitted assets?　　　Yes

   If response to 19.01 is yes, responses are not required for the remainder of Interrogatory 19.

   Aggregate carrying value of investments held in mezzanine real estate loans:
   Largest three investments held in mezzanine real estate loans:

	Amount	Percentage
	$ —	— %
	—	—
	—	—

20 Amounts and percentages of the reporting entity's total admitted assets subject to the following types of agreements:

	At Year End		At End of Each Quarter		
	Amount	Percentage	1st Quarter	2nd Quarter	3rd Quarter
Securities lending agreements (do not include assets held as collateral for such transactions)	$ —	— %	$ —	$ —	$ —
Repurchasing agreements	—	—	—	—	—
Reverse repurchase agreements	107,000	0.4	—	—	107,000
Dollar repurchase agreements	—	—	—	—	—
Dollar reverse repurchase agreements	—	—	—	—	—

See accompanying independent auditor's report.

AMERICAN NATIONAL INSURANCE COMPANY
SCHEDULE III – SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES
(In Thousands)

Schedule III
Page 6 of 6

21 Amounts and percentages of the reporting entity's total admitted assets for warrants not attached to other financial instruments, options, caps, and floors:

	Owned		Written	
	Amount	**Percentage**	**Amount**	**Percentage**
Hedging	$ —	— %	$ —	— %
Income generation	—	—	—	—
Other	—	—	—	—

22 Amounts and percentages of the reporting entity's total admitted assets of potential exposure for collars, swap, and forwards:

	At Year End		At End of Each Quarter		
	Amount	**Percentage**	**1st Quarter**	**2nd Quarter**	**3rd Quarter**
Hedging	$ 3,846	— %	$ —	$ —	$ —
Income generation	—	—	—	—	—
Replications	—	—	—	—	—
Other	—	—	—	—	—

23 Amounts and percentages of the reporting entity's total admitted assets of potential exposure for future contracts:

	At Year End		At End of Each Quarter		
	Amount	**Percentage**	**1st Quarter**	**2nd Quarter**	**3rd Quarter**
Hedging	$ —	— %	$ —	$ —	$ —
Income generation	—	—	—	—	—
Replications	—	—	—	—	—
Other	—	—	—	—	—

See accompanying independent auditor's report.